Filed Pursuant to Rule 424(b)(1)
Registration No. 333-120521
PROSPECTUS
Offer to Exchange
7 3/4% Senior Notes due 2014 (the Exchange Notes)
for all
7 3/4% Senior Notes due 2014 (the Old Notes)
($160,000,000 principal amount outstanding)
     The exchange offer expires at 5:00 p.m., New York City Time, on June 10, 2005, unless we extend it.
     We do not intend to list the Exchange Notes on any national securities exchange, and we cannot assure you that there will be a public market for the Exchange Notes. The Exchange Notes are eligible for trading in the Private Offering, Resales and Trading Automated Linkages (PORTALsm) Market.
      You should carefully consider the risk factors beginning on page 14.
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 10, 2005.

      You should rely only upon the information contained in this prospectus, the exhibits to which we refer you, and documents we incorporate herein by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      We are not making any representation to any purchaser of the Exchange Notes regarding the legality of an investment in the Exchange Notes under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Exchange Notes. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual document for a more complete understanding of what we discuss in this prospectus.

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PURPOSE OF THIS PROSPECTUS
      We are using this prospectus to offer to exchange our Exchange Notes described below, for our Old Notes, which are described below. We are making this offer, which we call our exchange offer, to the beneficial owners of our Old Notes. The terms of our Exchange Notes are the same as that of our Old Notes, except that our Exchange Notes will not be subject to restrictions on transfer that apply to our Old Notes.
      Our Old Notes are our 7 3/4% Senior Notes due 2014 sold on July 21, 2004, which are being exchanged pursuant to this exchange offer for our new 7 3/4% Senior Notes due 2014, or the Exchange Notes.
      In addition, certain broker-dealers are permitted to use this prospectus as we describe under “Plan of Distribution.”
INDUSTRY AND MARKET DATA
      Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe this information is reliable and market definitions are appropriate, none of the research, surveys and studies or these definitions has been verified by any independent sources.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference herein contain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act.
      Such forward-looking statements typically include words or phrases such as “anticipate,” “estimate,” “projects,” “believes,” and words or phrases of similar import. Forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions, the demand for marine support and transportation services and future capital expenditures, are subject to certain risks, uncertainties and assumptions, including without limitation, operational risk, dependence on the oil and natural gas industry, delay or cost overruns on construction projects, ongoing capital expenditure requirements, uncertainties surrounding environmental and government regulation, risk relating to leverage, risks of foreign operations, risk of war, sabotage or terrorism, assumptions concerning competition, and risks of currency fluctuations and other matters. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Such statements are subject to risks and uncertainties, including the risk factors discussed above, general economic and business conditions, the business opportunities that may be presented to and pursued by us, changes in law or regulations and other factors, many of which are beyond our control. There can be no assurance that we have accurately identified and properly weighed all of the factors which affect market conditions and demand for our vessels, that the information upon which we have relied is accurate or complete, that our analysis of the market and demand for our vessels is correct or that the strategy based on such analysis will be successful.
      Each forward-looking statement speaks only as of the date of this prospectus or the document in which it appears and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SUMMARY
      This summary highlights selected information about GulfMark and the notes offered by this prospectus. This summary is not complete and does not contain all the information that is important to you. To understand the offer of Exchange Notes fully and for a more complete description of the legal terms of the Exchange Notes, you should carefully read the entire prospectus, especially the risk of investing in the Exchange Notes discussed under “Risk Factors.” Unless the context otherwise indicates, references in this prospectus to “GulfMark,” “we,” “us” and “our” refers to GulfMark Offshore, Inc. and its subsidiaries. See “Glossary of Selected Industry Terms” for the definition of certain industry terminology used in this prospectus.
Our Company
Overview
      We are a premier provider of marine support and transportation services to companies involved in the offshore exploration and production of oil and natural gas. Our fleet of vessels provides various services that support the ongoing operation and construction of offshore oil and natural gas facilities and drilling rigs, including the transportation of materials, supplies and personnel, and the positioning of drilling structures. We conduct a majority of our operations in the North Sea, with the balance in offshore Southeast Asia and Brazil. Periodically, we contract vessels into other regions to meet our customers’ requirements. As of March 31, 2005, we owned 47 vessels and managed seven vessels for other owners.
      We operate the following operating segments: the North Sea, Southeast Asia and the Americas. Our chief operating decision maker regularly reviews financial information about each of these operating segments in deciding how to allocate resources and evaluate performance. The business within each of these geographic regions has similar economic characteristics, services, distribution methods and regulatory concerns. All of the operating segments are considered reportable segments under Statement of Financial Accounting Standards, or SFAS, No. 131, “Disclosures about Segments of an Enterprise and Related Information.” For financial information about our operating segments and geographic areas, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Segment Results” and Note (9) to our Consolidated Financial Statements.
      The size, diversity and technologically advanced nature of our fleet enables us to provide offshore exploration and production operators with a broad range of offshore marine services in all major markets. Our fleet has grown in size and capability, from an original 11 vessels in 1990 to our present number of 54 vessels, through strategic acquisitions and new construction of technologically advanced vessels. Presently, we have 34 vessels in the North Sea, ten vessels in Southeast Asia, five vessels in Brazil, two vessels in India, one in West Africa and two vessels mobilizing to Mexico. We believe our fleet is among the youngest in the industry with a current overall approximate average age of 14 years and approximately 11 years in our North Sea based fleet.
      GulfMark Offshore, Inc., a Delaware corporation, was organized in 1996. Our principal office is located at 10111 Richmond Ave., Suite 340, Houston, TX 77042 and our phone number is (713) 963-9522. Our internet address is www.gulfmark.com. Information on our website is not a part of this prospectus.
Offshore Marine Services Industry
      Our customers employ our vessels to provide services supporting the construction, positioning and ongoing operation of offshore oil and natural gas drilling rigs and platforms. This industry employs various types of vessels, referred to broadly as offshore support vessels, or OSVs, that are used to transport materials, supplies and personnel and to position drilling structures. Offshore marine services providers are employed by companies that are engaged in the offshore exploration and production of oil and natural gas and related services. Services provided by companies in this industry are performed in numerous locations worldwide. The North Sea, offshore Southeast Asia, offshore West Africa, offshore Brazil and the Gulf of Mexico are each major markets that employ a large number of vessels. Vessel usage is also significant in other international markets, including India, Australia, Trinidad, the Persian Gulf and the Mediterranean Sea. The industry is relatively fragmented, with more than 20 major participants and numerous small regional competitors.
Our Business Strategy
      Our goal is to enhance our position as a premier provider of offshore marine services in international markets by achieving higher vessel utilization rates, relatively stable growth rates and returns on investments that are superior to those of our competitors. Key elements in implementing our strategy include:

Developing and maintaining a large, modern, diversified and technologically advanced fleet
      Our fleet size, location and profile allow us to provide a full range of services to our customers from platform supply work to specialized floating, production, storage and offloading, or FPSO, support, including anchor handling and remotely operated vehicle, or ROV, operations. We regularly upgrade our fleet to improve capability, reliability and customer satisfaction. We also seek to take advantage of attractive opportunities to acquire or build new vessels to expand our fleet. We took delivery of nine newbuild vessels between 2001 and 2003, one in 2004, acquired a vessel in December 2004 and have two newbuild vessels that delivered in the first quarter of 2005. We believe our relatively young fleet allows for less downtime, resulting in more dependable operations for both our customers and us. Our relatively young fleet requires less maintenance and refurbishment work during required drydockings than older fleets, which allows us to minimize downtime and maintenance capital expenditures.

Enhancing fleet utilization through development of specialty applications for our vessels
      We operate some of the most technologically advanced vessels available. Our highly efficient, multiple use vessels provide our customers maximum flexibility and are constructed with design elements such as dynamic positioning, firefighting, moon pools, and ROV handling and oil spill response capabilities. In addition, we design and equip newbuild vessels specifically to customer needs. In March 2005, we took delivery of two vessels that were built to customer specifications for long-term contracts.

Focusing on attractive international markets
      We have elected to conduct our current operations in the North Sea and offshore Southeast Asia and Americas markets because we believe there are higher barriers to entry, lower volatility of day rates and greater potential for increasing day rates in those markets than in other markets. Furthermore, our operating experience in these markets has enabled us to anticipate and profitably respond to trends in these markets, such as the increasing demand for multi-function vessels met by our recent additions to our North Sea fleet. In addition, we have the capacity, under appropriate market conditions, to alter the geographic focus of our operations to a limited degree by shifting vessels between our existing markets and by entering new ones as they develop economically and become more profitable.

Managing our risk profile through chartering arrangements
      We utilize various contractual arrangements in our fleet operations, including long-term charters, short-term charters, sharing arrangements and vessel pools. Sharing arrangements provide us and our customers the opportunity to benefit from rising charter rates by subchartering the contracted vessels to third parties at prevailing market rates during any downtime in the customers’ operations. We operate and participate in pooling arrangements where vessels of similar specifications enter into a marketing alliance. We believe these contractual arrangements help us reduce volatility in both day rates and vessel utilization and are beneficial to our customers.

Recent Developments

New Vessel Construction Program
      In March 2005 we received delivery of two newbuild vessels, both for long-term contracts in Mexico. These vessels cost a total of approximately $22 million, substantially all of which has been paid.

New Acquisition Credit Facility and Amendments to Credit Facility
      On December 23, 2004 we entered into an acquisition credit facility agreement, or acquisition facility, for a $50,000,000 Senior Secured Revolving Credit Facility among Gulf Offshore N.S. Limited, our U.K. wholly-owned subsidiary, Nordea Bank Norge ASA, as Arranger; and Nordea Bank Finland Plc, as Facility Agent & Security Trustee. This facility is secured by eight vessels and is limited to the financing of the acquisition of offshore supply vessels and other related assets in the offshore support industry. In order to allow us to enter into the facility agreement, we requested an amendment to the negative pledge covenant under our senior Credit Facility, which was approved by the lenders under the Credit Facility. Additionally, we requested an amendment to one of the financial covenants to our Credit Facility, which reduced the EBITDA to Interest coverage ratio for the period September 30, 2004 through September 30, 2005. Both amendments to the Credit Facility were approved and formally documented on November 17, 2004. Additional amendments were made on March 22, 2005 and March 24, 2005. Our acquisition facility was amended on January 28, 2005 and March 24, 2005 and includes a commitment fee of one-half of the margin on any undrawn portion of the available facility.

Issues Relating to Controls and Procedures

Period Ended as of December 31, 2004

Disclosure Controls and Procedures
      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of December 31, 2004. As described below, we have identified material weaknesses in our internal control over financial reporting. As a result of these material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, our disclosure controls and procedures were not effective.
      In light of these material weaknesses, in preparing its financial statements as of and for the fiscal year ended December 31, 2004, we performed additional analyses and other post-closing procedures in an effort to ensure that our consolidated financial statements included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 were prepared in accordance with generally accepted accounting principles. Ernst & Young LLP’s report, dated March 31, 2005, expressed an unqualified opinion on our consolidated financial statements. Additionally, during the first quarter of 2005, we began to implement additional controls and procedures, as discussed below, that are intended to remediate the material weaknesses that existed as of December 31, 2004.

Management’s Annual Report on Internal Control over Financial Reporting
      Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, and in making this assessment, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in accordance with the standards of the Public Company Accounting Oversight Board (United States). Based on this assessment, management identified three material weaknesses as of December 31, 2004. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      A material weakness was identified related to the financial statement close process, including insufficient controls over properly analyzing and reconciling intercompany accounts, maintaining appropriate support and analyses of certain non-routine accruals, properly analyzing certain deferred cost accounts, and properly assessing the accounting and reporting implications related to new contractual agreements. Management identified a second material weakness related to the accounting for the effects of foreign currencies, including insufficient controls over the analysis of the foreign currency translation and transaction impact of intercompany amounts, as well as amounts owed to third parties denominated in non-functional currencies. A third material weakness was identified by management related to accounting for income taxes associated with new international operations, including insufficient controls over the proper identification and application of the relevant Brazilian tax rules to the calculation of the tax provision of our new Brazilian operations. Our lack of adequate accounting and tax resources, in terms of size, technical expertise and institutional knowledge (due to unusually high levels of personnel turnover in the finance and accounting organization) to address certain of the financial and tax reporting aspects of our multi-national operations, was the underlying cause of these material weaknesses.
      As a result of these material weaknesses, we recorded adjustments prior to the issuance of our 2004 consolidated financial statements. The adjustments primarily affected non-routine accruals, deferred cost accounts, the measurement of the foreign currency translation and transaction impact of intercompany accounts, deferred taxes and the tax provision related to our new Brazilian operations, including, as applicable, the corresponding income statement accounts.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting.
      To remediate these material weaknesses, in the first quarter of 2005, our management began to implement a remediation program, including the establishment of additional controls, that is intended to strengthen our internal controls over financial reporting generally and to specifically address the identified material weaknesses. This program and the enhanced controls currently include:

•	Financial statement close process. We have enhanced our corporate accounting function by creating and filling several new positions, including those of Accounting Manager and Assistant Controller-Financial Reporting, to provide greater review and analysis of financial results at both the corporate and subsidiary levels. In addition, the newly hired staff also bring experience in international financial statement preparation, as well as skills related to the review and analysis of complex accounting transactions in large multi-national companies. We also hired an outside consultant to, among other things, evaluate and assist us in establishing improved controls over the process associated with intercompany transactions. The consultant will assist in the training of the new and existing personnel in the execution of the controls and processes so established.

•	Translation and transaction effects of foreign currency exchange. We have engaged an outside consultant to analyze the foreign currency impact of our intercompany and third party transactions. In addition, the consultant will also train our staff to identify, segregate, analyze and measure the foreign currency impact on these transactions in the future. We are also in the process of reviewing the capability of our system to automate the calculation and recording of foreign currency effects at the transaction level. These steps will enable the appropriate measurement of the foreign currency translation and transaction impact on the consolidated financial statements.

•	Taxes related to new Brazilian operations. We have hired a Corporate Tax Manager, an individual that has over ten years experience with an accounting firm, separate from our independent registered public accounting firm, in international tax matters with a variety of multi-national clients. This individual will analyze and monitor the related taxes in all the taxing jurisdictions in which we operate. We have in the past used, and we intend to continue to use, third-party tax service providers for the more complex areas of our income tax accounting. The addition to the staff will enable an appropriate level of research, analysis and review of complex international tax issues related to our existing and future tax jurisdictions.
      We will continue to assess the adequacy of our finance and accounting organization, both in terms of size and US GAAP and tax expertise, in the future.
      Management believes that these actions and resulting improvement in controls will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will, over time, address the material weaknesses that we identified in our internal control over financial reporting as of December 31, 2004. However, because many of the remedial actions we have undertaken are very recent and because they relate, in large part, to the hiring of additional personnel and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, several fiscal quarters will likely be required prior to management being able to conclude that the material weaknesses have been eliminated.
      To date, we estimate that these remedial steps relating to the material weaknesses identified for the period ended December 31, 2004 have cost us approximately $300,000 in out-of-pocket costs, excluding the reallocation of internal resources. We expect that we will spend approximately $150,000 more to remediate these issues, excluding the reallocation of internal resources.

Report of our Independent Registered Public Accounting Firm
      Our independent registered public accounting firm audited management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the three material weaknesses identified in management’s assessment. Our independent registered public accounting firm considered that these material weaknesses could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our independent registered public accounting firm’s audit of our 2004 financial statements, but their report on our management’s assessment of internal controls did not affect our independent registered public accounting firm’s report dated March 31, 2005 on our financial statements.
      In the opinion of our independent registered public accounting firm, our assessment that we did not maintain effective internal control over financial reporting as of December 31, 2004, was fairly stated, in all material respects, based on the COSO control criteria. Also, in our independent registered public accounting firm’s opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, we did not maintain effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

Period Ended as of September 30, 2004
      During the review of our third quarter results, our independent registered public accounting firm identified internal control deficiencies related to the complexity of our multinational operations. These deficiencies were considered by our independent registered public accounting firm to be material weaknesses, which, if not corrected, could result in a material misstatement of our annual or interim financial results. Our independent registered public accounting firm concluded that we needed to evaluate our resources, processes and controls to implement improvements in our internal controls surrounding our financial statement close process. That conclusion was based on several adjustments that were made in the course of their quarterly review that, in their view, should have been identified and resolved by us as part of the financial statement close process.
      The adjustments made in the third quarter 2004 involved:

•	our foreign tax provision in Norway,

•	our allowance for bad debts, and

•	our accrued liabilities related to indirect labor costs in the North Sea.

      Our independent registered public accounting firm notified us that in connection with these material weaknesses, we needed to implement certain improvements to our financial statement close process, specifically the evaluation of the related resources, processes and controls.
      In response to this notification, we have taken steps to improve our financial statement close process, and have evaluated the related resources, processes and controls as follows:

•	Foreign Tax Provision. We have engaged an outside tax advisor separate from our independent registered public accounting firm to assist us with the tax considerations resulting from our multinational operations. We have subscribed to an online accounting research tool, which will be utilized to research complex accounting issues. A part-time Assistant Controller has been replaced with a full-time employee. With these steps we began to remediate the deficiency in our foreign tax provision close process. We will continue to take action to remediate this deficiency, however, in light of the new material weakness identified for the period ending December 31, 2004 relating to the deficiency identified for tax accounting related to our new Brazilian operations.

•	Allowance for Bad Debts. We have developed a written corporate policy regarding the allowance for doubtful accounts receivables for significantly aged receivables that the Audit Committee has approved and that we have implemented as of December 31, 2004. This more formalized policy ensures there is a critical review of our aged accounts receivable to evaluate the collectibility of our receivables and to establish appropriate allowances for bad debt. The newly adopted policy formalizes a previous practice of reviewing each account receivable that is six months old or more to determine whether, under the facts and circumstances, an allowance for bad debt should be established. In addition, the new policy, unlike previous practice, mandates that a reserve for bad debt must be established if an account receivable is outstanding a year or more. The amount of such reserve to be established by management is based on the facts and circumstances relating to the particular customer. Our previous practice did not require that a reserve for bad debt be established if an account receivable was outstanding one year or more unless management believed it was appropriate under the facts and circumstances. Since our exposure to foreign government-owned and controlled oil companies, as well as companies that provide logistics, construction or other services to oil and gas companies, may result in longer payment terms, management intends to continue to meet with customers that have significant aged receivables to assess the recovery of all receivables. We have implemented this policy and believe the allowance for bad debt control deficiency has been resolved.

•	Indirect Labor Costs. The material weakness occurred as a result of a lack of processes in place to reconcile accruals against our actual indirect labor costs. We have revised our processes to include a reconciliation of our accruals to actual indirect labor costs incurred at the end of each reporting period. These accruals will be reviewed and reconciled on an on-going basis. We now believe the indirect labor cost control deficiency has been resolved.
      We estimate that these remedial steps outlined above for the material deficiencies identified in the third quarter cost us approximately $100,000 in out-of-pocket costs, excluding the reallocation of internal resources.

Limitations on Internal Controls
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. See also “Business — Internal Controls” and “Risk Factors — Risks Relating to Our Business — We have identified material weaknesses under the Sarbanes-Oxley Act relating to the effectiveness of our internal controls over financial reporting and we may identify additional material weaknesses in the future.”

Obligation to Pay Additional Interest on the Old Notes
      Commencing April 18, 2005 we became obligated to pay liquidated damages on the Old Notes because, while we believe we used commercially reasonable efforts to cause this registration statement to become effective within 270 days after the issue date of the Old Notes, we did not become effective until May 6, 2005, which was 289 days after the issue date of the Old Notes. As a result, we will owe liquidated damages of an additional 0.50% per annum per $1,000 principal amount for 19 days, or $0.26 per $1,000 principal amount. All accrued liquidated damages will be paid on July 15, 2005, which is the next interest payment date. See “Description of the Exchange Notes — Registration Rights; Liquidated Damages.”
Summary Information About the Exchange Notes

Issuer	GulfMark Offshore, Inc.

Exchange Notes Offered	$160,000,000 in aggregate principal amount of 7 3/4% Senior Notes due 2014.

Maturity Date	July 15, 2014.

Interest Payment Dates	January 15 and July 15, commencing July 15, 2005.

Subsidiary Guarantees	The Exchange Notes will not initially be guaranteed by any of our subsidiaries. Under certain circumstances, our obligations under the notes may in the future be jointly and severally guaranteed on a senior unsecured basis by one or more of our restricted subsidiaries. See “Description of the Exchange Notes — Subsidiary Guarantees.”

Ranking	The Exchange Notes will be our senior unsecured obligations. Our operations are conducted solely through our subsidiaries and none of our subsidiaries will initially guarantee the Exchange Notes. Accordingly, the Exchange Notes will be:

• pari passu in right of payment to all of our existing and future senior unsecured indebtedness;

• senior in right of payment to all of our existing and future subordinated indebtedness that expressly provides for its subordination to the Exchange Notes;

• effectively subordinated to all existing and future indebtedness and liabilities, including trade payables, of our subsidiaries; and

• effectively subordinated to all of our and our subsidiaries secured indebtedness to the extent of the value of the assets securing such indebtedness.

After giving effect to the offering of the Old Notes and the use of the net proceeds therefrom, as of December 31, 2004:

• we (including our subsidiaries) had approximately $277.5 million aggregate principal amount of indebtedness outstanding, excluding trade payables, accrued liabilities and intercompany indebtedness;

• excluding trade payables, accrued liabilities and intercompany indebtedness, our subsidiaries had on a consolidated basis approximately $118.2 million aggregate principal amount of indebtedness outstanding, all of which was secured; and

• we had an additional $0.0 million and $42 million available for borrowing on a secured basis respectively under our Credit Facility and our Acquisition Facility.

Optional Redemption	At any time before July 15, 2007, we may redeem up to 35% of the Exchange Notes with net cash proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the Exchange Notes issued pursuant to the indenture remains outstanding after the redemption.

Prior to July 15, 2009, we may redeem all or part of the Exchange Notes by paying a make-whole premium. At any time on or after July 15, 2009, we may redeem some or all of the Exchange Notes at the redemption prices set forth under “Description of the Exchange Notes — Optional Redemption,” plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption. See “Description of the Exchange Notes — Optional Redemption.”

Mandatory Redemption	The Exchange Notes will not be mandatorily redeemable prior to their maturity date.

Mandatory Offer to Repurchase	If we sell certain assets or experience specific kinds of changes in control, we must offer to purchase the Exchange Notes at the prices set forth under “Description of the Exchange Notes — Repurchase at the Option of Holders,” plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

Certain Covenants	We will issue the Exchange Notes under an indenture between us and the trustee, that we entered into in connection with the issuance of the Old Notes. The indenture (among other things) limits our and our restricted subsidiaries’ ability to:

• incur or guarantee additional indebtedness and issue preferred stock;

• pay dividends or make other distributions;

• create liens;

• sell assets;

• place restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

• engage in mergers or consolidations with other entities;

• engage in certain transactions with affiliates; and

• make certain investments.

Each of these covenants is subject to a number of important exceptions and qualifications. See “Description of the Exchange Notes — Certain Covenants.”

Denominations	The Exchange Notes will be available for purchase in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof; provided that Exchange Notes available for purchase by accredited investors will be in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof. See “Description of the Exchange Notes — Principal, Maturity and Interest.”

No Prior Market; PORTALsm Market Listing	The Exchange Notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in Exchange Notes, they are not obligated to do so, and they may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the Exchange Notes will develop or be maintained. We have agreed to seek to have the Exchange Notes made eligible for trading on the PORTALsm Market.
Summary Information About Our Exchange Offer

Issuer	GulfMark Offshore, Inc.

Background of Our Exchange Offer	On July 21, 2004, we sold in a private offering $160 million aggregate principal amount of Old Notes. At that time we agreed to pay liquidated damages, if, among other things, we did not:

• file a registration statement within 120 days after the issue date of the Old Notes, enabling holders to exchange the Old Notes for publicly registered Exchange Notes with substantially identical terms;

• use all commercially reasonable efforts to cause the registration statement to become effective within 270 days after the issue date of the Old Notes;

• use all commercially reasonable efforts to consummate the exchange offer within 30 business days of the effective date of the registration statement; and

• file a shelf registration statement for the resale of Old Notes if we cannot effect an exchange offer within the time period listed above and in certain other circumstances.

Liquidated damages began to accrue on April 18, 2005, and will be paid on the next interest payment date.

The Exchange Offer	We are offering to exchange the Old Notes for an equal amount of our Exchange Notes.

Terms of Our Exchange Notes	The terms of the Exchange Notes are identical to our Old Notes except:

• We have registered with the SEC our issuance of the Exchange Notes. For that reason the Exchange Notes will be free from certain transfer restrictions that apply to the Old Notes.

• Our Old Notes require us to file SEC registration statements and to pay specified penalties for delay. Our Exchange Notes do not have these provisions.

Transfer of Our Exchange Notes	We believe that you may freely transfer Exchange Notes that you receive in the exchange offer if:

• you acquire the Exchange Notes in the ordinary course of your business,

• you are not participating in a public distribution of the Exchange Notes, and

• you are not our affiliate, which means a person who has or shares the power to control us.

We will require you to make these representations to us if you wish to participate in the exchange offer.

If you are a broker-dealer that receives Exchange Notes for your own account in exchange for Old Notes that you acquired in your market- making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act when you resell the Exchange Notes. You may use this prospectus to meet those requirements. You should read the section entitled “Plan of Distribution.”

Conditions to the Exchange Offer	The exchange offer is subject only to the following conditions:

• the exchange offer must comply with applicable laws or any applicable interpretation of the staff of the SEC; and

• we must not be involved in or threatened with a judicial or administrative proceeding that would prevent us from proceeding with the exchange offer.

Procedures for Tendering Old Notes	If you hold Old Notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with DTC’s automated tender offer program procedures. We believe that all but $200,000 in aggregate principal amount of the Old Notes are held through DTC.

If you do not hold Old Notes through DTC and wish to participate in this exchange offer, you must on or before the expiration time:

• complete, sign and date the enclosed letter of transmittal according to the instructions contained in this prospectus and in the letter of transmittal; and

• deliver to our exchange agent the letter of transmittal, the Old Notes, and any other document that is required by the instructions in the letter of transmittal or by the Indenture.

Withdrawal Rights	If you hold Old Notes through DTC, you must comply with DTC’s automated tender offer program system procedures to withdraw Old Notes that you tender. If you do not hold Old Notes through DTC, you may withdraw Old Notes that you tender by delivering a notice of withdrawal to the exchange agent at any time before the exchange offer expires.

U.S. Federal Income Tax Consequences	Generally, your exchange of Old Notes for Exchange Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the exchange of Old Notes for Exchange Notes in the exchange offer.

Risk Factors
      Investing in the notes involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in the notes. In particular, we urge you to consider carefully the factors set forth herein under “Risk Factors.”

SUMMARY OF HISTORICAL CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA
      The summary historical financial information presented below, for each of the three years in the period ended December 31, 2004, has been derived from our historical consolidated financial statements. The information presented should be read together with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements including the notes thereto incorporated by reference herein.

	2002	2003	2004

	(Dollars in thousands)
Operating Data:
Revenues	$133,919	$129,900	$139,312
Direct operating expenses	58,007	69,836	71,239
Drydock expense(a)	—	—	8,966
Bareboat charter expense	9,287	6,505	1,410
General and administrative expenses	10,027	10,801	15,666
Depreciation and amortization	21,414	28,031	26,137

Operating income	35,184	14,727	15,894
Interest expense	(12,149)	(12,988)	(17,243)
Interest income	1,211	238	276
Income before cumulative effect of change in accounting principle	23,961	534	2,678
Cumulative effect on prior years of change in accounting principle — net of $773 related tax effect(a)	—	—	(7,309)
Net income (loss)	23,961	534	(4,631)
Other Data:
Adjusted EBITDA(b)	$56,598	$42,758	$42,031
Total vessels in fleet(c)	55	53	52
Average number of owned or chartered vessels(d)	43.5	46.8	45.6
Ratio of earnings to fixed charges(e)	2.68	0.93	0.72

As of
December 31,
2004

(Dollars in
thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,529
Total long-term debt, including current portion	277,516
Total stockholders’ equity	316,157

(a)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the change in accounting principle we adopted relating to drydock expenditures effective January 1, 2004.

(b)	EBITDA is defined as net income (loss) before cumulative effect of change in accounting principle, interest expense, interest income, income tax (benefit) provision, debt refinancing costs, and depreciation and amortization. Adjusted EBITDA is calculated by adjusting EBITDA for certain items that we believe are non-cash or unusual, consisting of: (i) gain on sale of assets; (ii) loss from unconsolidated ventures; (iii) minority interest; and (iv) other (income) expense, net. EBITDA and Adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered as an alternative to cash flow data, a measure of liquidity or an alternative to operating income or net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. EBITDA and Adjusted EBITDA are presented because we believe they are used by security analysts, investors and other interested parties in the evaluation of companies in our industry. However, because EBITDA and Adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies or comparable for other purposes.

The following table summarizes the calculation of EBITDA and Adjusted EBITDA for the periods indicated.

	Year Ended December 31,

	2002	2003	2004

	(Dollars in thousands)
Net income (loss)	$23,961	$534	$(4,631)
Cumulative effect of change in accounting principle	—	—	7,309
Interest expense	12,149	12,988	17,243
Interest income	(1,211)	(238)	(276)
Debt refinancing costs	—	—	6,524
Income tax (benefit) provision	2,959	192	(6,476)
Depreciation and amortization	21,414	28,031	26,137

EBITDA	59,272	41,507	45,830
Adjustments:
Gain on sale of assets	(181)	(16)	(2,282)
Other (income) expense, net(i)	(2,493)	1,267	(1,517)

Adjusted EBITDA	$56,598	$42,758	$42,031

(i)	Includes foreign currency transaction adjustments.

(c)	Includes managed vessels in addition to those that are owned and bareboat chartered at the end of the applicable period.

(d)	Average number of vessels is calculated based on the aggregate number of vessel days available during each period divided by the number of calendar days in such period. Includes owned and bareboat chartered vessels only, and is adjusted for additions and dispositions occurring during each period.

(e)	Our ratios of earnings to fixed charges are calculated by dividing earnings by fixed charges for the period indicated, where “earnings” is defined as consolidated income or loss from continuing operations plus income taxes, minority interest and fixed charges, except capitalized interest; and “fixed charges” is defined as consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and issuance cost, and the estimated portion of rental expense deemed to be equivalent to interest. Because we have no preferred stock issued and outstanding, dividends relating to preferred stock are not included in the calculation of fixed charges.

RISK FACTORS
      We are using this prospectus to make our exchange offer to the holders of our Old Notes. Those holders have already made their investment decision with respect to our notes, and the only additional risk that affects them is the risks we describe under “Risk Relating to the Exchange Offer” immediately below. Any broker-dealer who receives Exchange Notes that we offer by this prospectus in exchange for Old Notes held for its own account, or who participates in any distribution of the Exchange Notes that we offer by this prospectus, is permitted to use this prospectus with respect to the broker-dealer’s sale or other distribution of those Exchange Notes. See “Plan of Distribution.” Purchasers of those notes will be making a new investment decision and will be affected by all of the risk factors that we describe below, other than those described under “Risk Relating to the Exchange Offer” immediately below.
      You should carefully read this entire prospectus and should carefully consider the risks described below.
Risk Relating to the Exchange Offer

If you do not exchange your Old Notes, they may be difficult to resell.
      We issued our Old Notes in transactions that were not registered with the SEC. For that reason, they are subject to transfer restrictions. If you do not exchange your Old Notes for the Exchange Notes offered by this prospectus, these restrictions will continue to apply. Even if you are permitted to transfer your Old Notes, it probably will be more difficult to find a buyer for Old Notes at the same price that a person would pay for the Exchange Notes offered by this prospectus because the Exchange Notes do not have transfer restrictions. After the exchange offer is over, we will have no further requirement to exchange Old Notes for Exchange Notes.
Risks Relating to the Exchange Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.
      We have now and, after this offering, will continue to have a significant amount of indebtedness. As of December 31, 2004, after giving effect to the offering of the Old Notes and the use of proceeds therefrom, we had $277.5 million of outstanding indebtedness and no borrowing capacity under our Credit Facility. In December 2004, we entered into a new $50.0 million credit acquisition facility, under which $8.0 million is currently outstanding. In addition, we and our subsidiaries may incur substantial additional indebtedness in the future. Although the indenture governing the notes, as well as the agreements relating to our existing indebtedness, contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, which would allow us to incur a substantial amount of additional indebtedness. Our substantial indebtedness could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments in respect of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, potential acquisition opportunities and other general corporate purposes;

•	increase the amount of interest expense that we have to pay, because some of our borrowings are at variable rates of interest, which, if interest rates increase, will result in higher interest expense;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to borrow additional funds;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the notes; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.
      Any additional indebtedness we incur will exacerbate the risks described above. Also, the restrictions contained in the indenture governing the notes do not prevent us from incurring obligations unless those obligations constitute indebtedness as defined in the Indenture.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness, including the Exchange Notes offered hereby, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See “— Risks Relating to Our Business.”
      We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our existing credit facilities and the Exchange Notes, on commercially reasonable terms or at all.

Our operations may be restricted by the terms of our debt, which could adversely affect us and increase our credit risk.
      The indenture governing the notes and agreements governing our other indebtedness contain various covenants and restrictions that limit our ability and certain of our subsidiaries’ ability to, among other things:

•	incur or guarantee additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions;

•	create liens;

•	sell assets;

•	place restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in mergers or consolidations with other entities;

•	engage in certain transactions with affiliates; and

•	make certain investments.
      In addition, our credit facilities contain covenants that require us to maintain specified financial ratios and satisfy financial tests. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing, to compete effectively or to take advantage of new business opportunities.
      In September 2004 we sought and obtained approval to amend the covenants. Although we were in compliance with the covenants before the amendment, the amended covenants will provide for additional flexibility under the existing loan agreement should our results of operations not improve. In addition, in March 2005, we sought and obtained approval to amend the covenants for the quarters ended March 31, 2004 and June 30, 2004 in connection with the change in accounting for drydock costs which we adopted effective January 1, 2004.

      We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our subsidiaries are not guaranteeing the notes. The notes will be effectively subordinated to all future liabilities and claims of creditors of our subsidiaries which do not become guarantors.
      We will initially be the sole obligor on the notes. Our operations are conducted through, and substantially all of our assets are owned by, our subsidiaries, most of which are organized under foreign jurisdictions. As a result, we will be dependent on the earnings and cash flow from such subsidiaries to meet our obligations under the notes and to pay our general expenses. The notes will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the notes, and the claims of creditors of those subsidiaries, including trade creditors, will have priority as to the assets and cash flows of those subsidiaries. This is so even if such liabilities do not constitute senior indebtedness. At December 31, 2004, after giving effect to the offering of the Old Notes and the use of proceeds therefrom, our subsidiaries had approximately $118.2 million of liabilities outstanding, excluding trade payables, accrued liabilities and intercompany liabilities. They may also incur significant liabilities in the future which would be effectively senior to the notes.
      In the event of any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding regarding our or our subsidiaries’ assets, whether voluntary or involuntary, the holders of our and our subsidiaries’ secured debt will be entitled to receive payment before we can make any payment with respect to the notes. In addition, our rights and our creditors’ rights and the rights of holders of the notes to realize upon the assets of any of our subsidiaries would rank behind the claims of creditors (including trade creditors and tort claimants) of those subsidiaries, except to the extent that we may be a creditor with recognized claims against that subsidiary and any preferred shareholders of that subsidiary. If any of the foregoing events occurs, we cannot assure that we will have sufficient assets to pay amounts due on our and our subsidiaries’ indebtedness and the notes. As a result, you may receive less than you are entitled to receive or recover nothing if any liquidation, dissolution, reorganization, bankruptcy or other similar proceeding occurs.

The notes will be unsecured and effectively subordinated to our existing and future secured debt.
      The notes are not secured by any of our assets or those of our subsidiaries. Nineteen of our vessels are currently subject to mortgages under our credit facilities. Holders of our secured debt will have claims that are prior to your claims as holder of the notes to the extent of the value of the assets securing the secured debt. The notes will be effectively subordinated to our existing and future secured debt. If we become insolvent or liquidated, or if payment under any of our secured indebtedness is accelerated, the holders of that secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law, in addition to any remedies that may be available under documents pertaining to that secured indebtedness. To the extent that the value of the collateral securing any of our secured indebtedness is equal to or exceeds the amount of that indebtedness, holders of the notes will be effectively subordinated to the claims of the holders of that secured indebtedness to the extent of the value of the assets securing such obligations. Giving effect to the offering of the Old Notes and the application of the proceeds therefrom, we had $118.2 million of outstanding secured indebtedness as of December 31, 2004.

Because we are a holding company, we may have limited access to the cash flow of our subsidiaries to service our indebtedness.
      We conduct all of our business through our subsidiaries. Our assets consist of all of the outstanding shares of our direct subsidiaries, which in turn, directly or indirectly own outstanding shares in our other operating subsidiaries. Accordingly, our ability to service our debt, including making payments of interest on the notes, will depend upon the ability of our subsidiaries to make such funds available to us pursuant to repayments of intercompany loans and interest or distributions. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due. See “Description of Other Indebtedness.”

We may not be able to fulfill our obligation to purchase the notes upon a change of control and this obligation may discourage a sale or takeover of us.
      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the outstanding principal amount thereof, together with accrued and unpaid interest. A change of control is also a default under our Credit Facility and our most recent acquisition facility. These change of control features may make a sale or takeover more difficult for us. There can be no assurance that we would have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all our obligations upon a change of control. If an offer to repurchase the notes is required to be made and we do not have available sufficient funds to pay for the notes or such a payment were to constitute an event of default under our Credit Facility or our most recent acquisition facility, an event of default would occur under the indenture. The occurrence of an event of default could result in acceleration of the maturity of other indebtedness and the notes. See “Description of the Exchange Notes.” Furthermore, these provisions would not necessarily afford protection to holders of the notes in the event of a highly leveraged transaction that does not result in a change of control. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.
      Although there are currently no subsidiary guarantees with respect to the notes, our obligations under the notes may, under certain circumstances, be guaranteed on a general unsecured basis in the future by certain of our domestic subsidiaries.
      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There may not be a liquid market for the notes, and you may not be able to sell your notes at attractive prices or at all.
      Prior to this offering, there was no public market for the notes and, although the notes are expected to be eligible for trading in the PORTALsm Market, we cannot assure you that an active trading market will develop for the notes. Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates and interest rate volatility, our operating results and the market for similar securities. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price.

Many of the covenants contained in the indenture will terminate if the notes are rated investment grade by both Standard & Poor’s and Moody’s.
      Many of the covenants in the indenture governing the notes will terminate if the notes are rated investment grade by both Standard and Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investor Services, Inc., provided that at such time no default has occurred and is continuing. The covenants that will terminate in such an event restrict, among other things, our ability to incur or guarantee indebtedness, pay dividends and enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade or, if they are rated investment grade, that the notes will maintain such ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the Exchange Notes — Certain Covenants — Termination of Certain Covenants.”
Risks Relating to Our Business

We rely on the oil and gas industry and volatile oil and natural gas prices impact demand for our services.
      Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

•	prevailing oil and natural gas prices,

•	expectations about future prices,

•	the cost of exploring for, producing and delivering oil and natural gas,

•	the sale and expiration dates of available offshore leases,

•	demand for petroleum products,

•	current availability of oil and natural gas resources,

•	the rate of discovery of new oil and natural gas reserves in offshore areas,

•	local and international political and economic conditions,

•	technological advances, and

•	the ability of oil and natural gas companies to generate or otherwise obtain funds for capital.
      During recent years, the level of offshore exploration, development and production activity has been volatile. Even during periods of high prices for oil and natural gas, oil and natural gas companies may not increase their exploration and development activities. A decline in the worldwide demand for oil and natural gas or prolonged low oil or natural gas prices in the future would likely result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Any such decrease in activity is likely to reduce our day rates and utilization rates and, therefore, could have a material adverse effect on our financial condition and results of operations. See “Business — Offshore Marine Services Industry Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

An increase in a supply of offshore support vessels would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.
      Charter rates for marine support vessels depend in part on the supply of the vessels. Excess vessel capacity in the industry may result from:

•	constructing new vessels,

•	moving vessels from one offshore market area to another, or

•	converting vessels formerly dedicated to services other than offshore marine services.
      In the last ten years, construction of vessels of the type operated by us for use in the North Sea has significantly increased. The addition of new capacity to the worldwide offshore marine fleet is likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins. If this increased vessel capacity does not result in the retirement of older vessels, our financial condition and results of operations may be adversely affected.

Government regulation and environmental risks reduce our business opportunities and increase our costs.
      We must comply with extensive government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where our vessels operate and are registered. These conventions, laws and regulations govern:

•	oil spills and other matters of environmental protection,

•	worker health, safety and training,

•	construction and operation of vessels, and

•	vessel and port security.
      We believe that we are in material compliance with the laws and regulations to which we are subject. We are not a party to any material pending regulatory litigation or other proceeding and we are unaware of any threatened litigation or proceeding, which, if adversely determined, would have a material adverse effect on our financial condition or results of operations. However, the risks of incurring substantial compliance costs, liabilities and penalties for noncompliance are inherent in offshore marine services operations. Compliance with environmental, health, safety and vessel and port security laws increases our costs of doing business. Additionally, environmental, health, safety and vessel and port security laws change frequently. Therefore, we are unable to predict the future costs or other future impact of environmental, health, safety and vessel and port security laws on our operations. There can be no assurance that we can avoid significant costs, liabilities and penalties imposed on us as a result of government regulation in the future. See “Business — Environmental and Government Regulation.”

We are subject to hazards customary for the operation of vessels that could adversely affect our financial performance if we are not adequately insured or indemnified.
      Our operations are subject to various operating hazards and risks, including:

•	catastrophic marine disaster,

•	adverse sea and weather conditions,

•	mechanical failure,

•	navigation errors,

•	collision,

•	oil and hazardous substance spills, containment and clean-up,

•	labor shortages and strikes,

•	damage to and loss of drilling rigs and production facilities, and

•	war, sabotage and terrorism risk.
      These risks represent a threat to the safety of personnel and to our vessels, cargo, equipment under tow and other property, as well as the environment. We could be required to suspend our operations or request that others suspend their operations as a result of these hazards. Third parties may have significant claims against us for damages due to personal injury, death, property damage, pollution and loss of business.
      We maintain insurance coverage against substantially all of the casualty and liability risks listed above, subject to deductibles and certain exclusions. However, we may not be able to renew or maintain our existing coverage at commercially reasonable rates or at all. Additionally, there is no assurance that our insurance coverage will be adequate to cover future claims that may arise. See “Business — Operational Risks and Insurance.”

Substantially all our revenues are derived from our international operations and those operations are subject to government regulation and operating risks.
      During the past five years, we derived substantially all of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as:

•	legal and government regulatory requirements,

•	difficulties and costs of staffing and managing international operations,

•	language and cultural differences,

•	potential vessel seizure or nationalization of assets,

•	import-export quotas or other trade barriers,

•	difficulties in collecting accounts receivable and longer collection periods,

•	political and economic instability,

•	imposition of currency exchange controls, and

•	potentially adverse tax consequences.
      In the past, these conditions or events have not materially affected our operations. However, we cannot predict whether any such conditions or events might develop in the future. Also, we organized our subsidiary structure and our operations in part based on certain assumptions about various foreign and domestic tax laws, currency exchange requirements and capital repatriation laws. While we believe our assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If our assumptions are incorrect, or if the relevant countries change or modify such laws or the current interpretation of such laws, we may suffer adverse tax and financial consequences, including the reduction of cash flow available to meet required debt service and other obligations. Any of these factors could materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

Our international operations are vulnerable to currency exchange rate fluctuations and exchange rate risks.
      We are exposed to foreign currency exchange rate fluctuations and exchange rate risks as a result of our foreign operations. To minimize the financial impact of these risks, we attempt to match the currency of our debt and operating costs with the currency of the revenue streams. We occasionally enter into forward foreign exchange contracts to hedge specific exposures, but we do not speculate in foreign currencies. Because we conduct a large portion of our operations in foreign currencies, any increase in the value of the U.S. Dollar in relation to the value of applicable foreign currencies could potentially adversely affect our operating revenues when translated into U.S. Dollars. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Currency Fluctuations and Inflation.”

Vessel construction and repair projects are subject to risks, including delays and cost overruns, that could have an adverse impact on our results of operations.
      Our vessel construction and repair projects are subject to the risks of delay and cost overruns inherent in any large construction project, including:

•	shortages of equipment,

•	unforeseen engineering problems,

•	work stoppages,

•	weather interference,

•	unanticipated cost increases, and

•	shortages of materials or skilled labor.
      Significant cost overruns or delays in connection with our repair projects would adversely affect our financial condition and results of operations. Significant delays could also result in penalties under, or the termination of, most of the long-term contracts under which we plan to operate our vessels.

Our current operations and future growth may require significant additional capital, and our substantial indebtedness could impair our ability to fund our capital requirements.
      Expenditures required for the repair, certification and maintenance of a vessel typically increase with vessel age. These expenditures may increase to a level at which they are not economically justifiable. We cannot assure you that we will have sufficient resources to maintain our fleet either by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels. See “Business — Our Fleet.”

Our industry is highly competitive, which depresses vessel prices and utilization and adversely affects our financial performance.
      We operate in a competitive industry. The principal competitive factors in the marine support and transportation services industry include:

•	price, service and reputation of vessel operations and crews,

•	national flag preference,

•	operating conditions,

•	suitability of vessel types,

•	vessel availability,

•	technical capabilities of equipment and personnel,

•	safety and efficiency,

•	complexity of maintaining logistical support, and

•	cost of moving equipment from one market to another.
      Many of our competitors have substantially greater resources than we have. Competitive bidding and downward pressures on profits and pricing margins could adversely affect our business, financial condition and results of operations. See “Business — Customers, Contract Terms and Competition.”

We are subject to war, sabotage and terrorism risk.
      War, sabotage, and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy. Terrorist attacks have resulted in a hardening of the insurance market. As a result of these events, the cost to cover war risks on our vessels has increased and could continue to increase. We will evaluate the need to maintain this coverage as it applies to our fleet in the future. Instability in the financial markets as a result of war, sabotage or terrorism could also affect our ability to raise capital and could also adversely affect the oil, gas and power industries and restrict their future growth.

We depend on key personnel.
      We depend to a significant extent upon the efforts and abilities of our executive officers and other key management personnel. There is no assurance that these individuals will continue in such capacity for any particular period of time. The loss of the services of one or more of our executive officers or key management personnel could adversely affect our operations.

We have identified material weaknesses under the Sarbanes-Oxley Act relating to the effectiveness of our internal controls over financial reporting and we may identify additional material weaknesses in the future.
      The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules generally requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual report on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement first applied to our annual report on Form 10-K for the year ending December 31, 2004.
      During the third quarter and at year end, we identified “material weaknesses” in our internal financial controls. Some of these weaknesses resulted in errors in our internal historical financial statements that were corrected prior to issuance of our consolidated financial statements. Although we have begun to correct the internal control deficiencies that resulted in the errors in our internal financial statements, we continue to have material weaknesses in our internal controls. See “Business — Internal Controls.”
      Although we continue to take steps to correct these internal control deficiencies, these measures may not ensure that we will implement and maintain adequate controls over our financial reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our future reporting obligations. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.
      Since the requirements of Section 404 of the Sarbanes-Oxley Act are new, we are unable to predict the adverse impact, if any, these possible events could have on the markets for our publicly-traded securities, or what, if any, the legal consequences to us might be. Some of the adverse consequences could include the following:

•	the possible disclosure of the existence of additional material weaknesses;

•	failure to receive the required Section 404 report from our independent registered public accounting firm on a timely basis, or receipt of a report that is qualified as to scope;

•	the adverse legal consequences, if any, of a failure to comply with the Sarbanes-Oxley Act requirements on a timely basis; and

•	a possible adverse impact on the markets for our publicly-owned securities related to any such disclosure or failure to deliver or receive reports.

ABOUT OUR EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      We sold the Old Notes on July 21, 2004, to Lehman Brothers, Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. As a condition to the sale, we entered into a registration rights agreement with these initial purchasers, which requires us to:

•	file a registration statement within 120 days after the issue date of the Old Notes, enabling holders to exchange the Old Notes for publicly registered Exchange Notes with substantially identical terms;

•	use all commercially reasonable efforts to cause the registration statement to become effective within 270 days after the issue date of the Old Notes;

•	use all commercially reasonable efforts to consummate the exchange offer within 30 business days of the effective date of the registration statement; and

•	file a shelf registration statement for the resale of Old Notes if we cannot effect an exchange offer within the time period listed above and in certain other circumstances. See “Description of Our Exchange Notes — Registration Rights; Liquidated Damages.”
      If we fail to do the above we will be obligated to pay liquidated damages to the holder of Old Notes. The registration rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part by reference from our 2004 third quarter Form 10-Q.
      Commencing April 18, 2005 we became obligated to pay liquidated damages on the Old Notes because while we believe we used commercially reasonable efforts to cause this registration statement to become effective within 270 days after the issue date of the Old Notes, we did not become effective until May 6, 2005, which was 289 days after the issue date of the Old Notes. As a result, we will owe liquidated damages of an additional 0.50% per annum per $1,000 principal amount for 19 days or $0.26 per $1,000 principal amount. All accrued liquidated damages will be paid on July 15, 2005, which is the next interest payment date. See “Description of the Exchange Notes — Registration Rights; Liquidated Damages.”
      We are not making this exchange offer to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction where the exchange offer or the acceptance of Old Notes would violate the securities or blue sky laws of that jurisdiction.
Resale of the Exchange Notes
      Under existing interpretations of the staff of the SEC stated in several no-action letters to third parties, the Exchange Notes should be freely transferable after the exchange offer without further registration under the Securities Act.
      If you are a broker-dealer who purchased Old Notes from us (like the initial purchasers of the Old Notes) that you intend to resell under Rule 144A or any other available exemption under the Securities Act, you:

•	cannot rely on these interpretations of the staff of the SEC,

•	cannot tender your Old Notes in the exchange offer, and

•	must comply with the registration and prospectus delivery requirements of the Securities Act for any sale or transfer of the Old Notes unless you rely on an exemption from these requirements.
      If you are eligible and wish to participate in this exchange offer, you must make the following representations in the letter of transmittal that was sent to you with this prospectus. If you hold Old Notes through DTC and wish to participate in the exchange offer, you must agree to be bound by the letter of transmittal. By executing or becoming bound by the letter of transmittal, you will represent that:

•	you are not our affiliate,

•	you acquired the Exchange Notes in the ordinary course of your business, and

•	you are not participating, and do not intend to participate, in a distribution of the Exchange Notes.
      Any broker-dealer participating in the exchange offer who acquired Old Notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act before reselling any Exchange Notes. The letter of transmittal states that a broker-dealer that acknowledges that it will, and does, deliver a prospectus meeting the requirements of the Securities Act will not be deemed to have admitted that it is an “underwriter” within the meaning of the Securities Act. These broker-dealers may use this prospectus for a resale of the Exchange Notes. If this applies to you, you should read the section entitled “Plan of Distribution.”
      We do not intend to seek our own no-action letter. We cannot assure you that the staff of the SEC would make a similar determination about the Exchange Notes as it has in these no-action letters to third parties.
      After the exchange offer expires, holders of Old Notes will not have any further registration rights. This means that Old Notes that are not exchanged will continue to be subject to restrictions on transfer. In some limited circumstances, however, the registration rights agreement may require us to file a registration statement to permit resales of the Old Notes. If you do not exchange your Old Notes in the exchange offer, you may be subject to the risk described in “Risk Factors — Risk Related to the Exchange Offer.”
      The transfer restrictions and registration rights relating to the Old Notes do not apply to the Exchange Notes because we will issue the Exchange Notes in a transaction registered under the Securities Act.
Terms of the Exchange Offer; Period for Tendering Old Notes
      This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. We will accept for exchange Old Notes which are properly tendered before expiration of the exchange offer, unless you have withdrawn them as permitted below. The following is some information about the terms of the exchange offer:

•	our acceptance of the Old Notes that you tender will constitute a binding agreement between you and us as described in this prospectus and in the accompanying letter of transmittal.

•	the terms of the Exchange Notes are identical to the Old Notes except that:

•	the Exchange Notes will be issued in a transaction registered under the Securities Act;

•	the Exchange Notes will not be subject to transfer restrictions; and

•	the Exchange Notes will not have provisions for the payment of liquidated damages.

•	the Exchange Notes will evidence the same debt as the Old Notes. The indenture that governs the Old Notes will govern the Exchange Notes.

•	you may tender some or all of your Old Notes in denominations of $1,000 principal amount or any integral multiple of $1,000. For each $1,000 principal amount of Old Notes properly tendered, we will issue $1,000 principal amount of Exchange Notes.

•	the Exchange Notes, like the Old Notes, will bear interest at a rate of 7 3/4% per annum and will be payable semiannually in arrears on each January 15 and July 15, commencing on July 15, 2005, to holders of record on the immediately preceding January 1 and July 1. Interest on the notes will accrue from the most recent date to which interest has been paid, or if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

•	as of the date of this prospectus, we had issued $160.0 million in total principal amount of the Old Notes. The exchange offer is not conditioned on any minimum principal amount of Old Notes being tendered.

•	the exchange offer expires at 5:00 p.m., New York City time, on June 10, 2005, unless we, in our sole discretion, extend it. The term “expiration date” means June 10, 2005, or the latest time and date of an extension.

•	if we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent. We will notify the holders as described below. During an extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

•	we will give prompt oral or written notice to holders of Old Notes of any extension, amendment or termination. If we extend the expiration date, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	we may amend or terminate the exchange offer, and not accept for exchange any Old Notes that we have not yet accepted, if any of the conditions under the heading “— Certain Conditions to the Exchange Offer” occur.

•	holders and beneficial owners of Old Notes have no appraisal or dissenters’ rights in connection with the exchange offer.

•	Old Notes which are not tendered for exchange, or are tendered but not accepted, will remain outstanding and be entitled to the benefits of the indenture, but they will not be entitled to any further registration or exchange rights under the registration rights agreement.

•	any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder as soon as possible after the exchange offer is over.

•	we intend to conduct the exchange offer as required by the Exchange Act and the SEC’s rules governing unlawful tender practices. This requires us to:

•	keep the exchange offer open for at least 20 business days;

•	give 10 days notice of any change in the terms of the exchange offer; and

•	issue a press release if we extend the exchange offer.
      Neither we nor our Board of Directors makes any recommendation to holders or beneficial owners of Old Notes whether to tender all or any portion of their Old Notes in the exchange offer. Moreover, we have not authorized any person to make any recommendation of this type. You must make your own decision whether and what amount to tender in the exchange offer after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your own financial position and requirements.
Important Rules Concerning the Exchange Offer
      You should note that:

•	we will determine all questions of validity, form, eligibility and acceptance of Old Notes tendered for exchange, including time of receipt, in our sole discretion. This determination shall be final and binding.

•	we reserve the absolute right to reject any Old Notes not properly tendered or not to accept any Old Notes if we or our lawyers believe that acceptance would be unlawful.

•	we reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any Old Notes either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender Old Notes in the exchange offer. Unless we agree to waive any defect or irregularity, it must be cured within a reasonable period of time that we shall determine.

•	our interpretation of the terms and conditions of the exchange offer as to any Old Notes either before or after the expiration date, including the letter of transmittal and its instructions, shall be final and binding on all parties.

•	neither we, the exchange agent nor any other person shall be required to give notice of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of us be liable for not giving this notification.
Procedures for Tendering Old Notes

What to submit and how.
      If you wish to tender your Old Notes for exchange in the exchange offer, you must:

•	if you do not hold your Old Notes through DTC, deliver a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses under the heading “— Exchange Agent” before the expiration of the exchange offer, or

•	if you hold your Old Notes through DTC, comply with DTC’s automated tender offer program procedures, which are described below;
      AND

•	the exchange agent must receive your Old Notes with the letter of transmittal, or

•	the exchange agent must receive, before the expiration of the exchange offer, a timely book-entry confirmation of Old Notes into the exchange agent’s account at DTC based on the procedure for book-entry transfer described below, or

•	you must comply with the guaranteed delivery procedures described below.
      The method of physical delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time for timely delivery. You should not send any letters of transmittal or Old Notes to us.
      If you wish to tender your Old Notes but they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the registered holder and instruct it to tender on your behalf. If you are the registered holder of Old Notes owned by another person, you should contact the owner and take instructions from the owner about participating in the exchange offer.

How to sign your letter of transmittal and other documents.
      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the Old Notes are tendered:

•	by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

      If signatures are required to be guaranteed, the guarantees must be by:

•	a member of or participant in the Securities Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Program,

•	a member of a national securities exchange or the National Association of Securities Dealers, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an eligible guarantor institution within the meaning or Rule 17Ad-15 of the Exchange Act.
      If Old Notes tendered for exchange are registered in the name of a person other than the person signing the letter of transmittal, they must be endorsed, or accompanied by a written instrument of transfer or exchange satisfactory to us in our sole discretion and signed by the registered holder with the signature guaranteed by an eligible guarantor institution.
      If the letter of transmittal is signed by a person other than the registered holder of Old Notes, they must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name of the registered holder appears on the Old Notes.
      If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should submit proper evidence satisfactory to us of their authority to act.
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system must use DTC’s automated tender offer program to tender Old Notes that are held through DTC. These participants must, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically by causing DTC to transfer the Old Notes to the exchange agent. DTC will then send an agent’s message to the exchange agent. An agent’s message forms part of the book-entry confirmation that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering Old Notes that are the subject of the book-entry confirmation;

•	the participant has agreed to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has agreed to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes
      Promptly after the expiration date, we will accept all properly tendered Old Notes and will issue the Exchange Notes if none of the events described in “— Certain Conditions to the Exchange Offer” has occurred. We will be deemed to have accepted properly tendered Old Notes for exchange when we give oral or written notice of acceptance to the exchange agent.
      We will issue Exchange Notes in exchange for accepted Old Notes only after the exchange agent timely receives:

•	if you hold your Old Notes through DTC, a book-entry confirmation that the Old Notes have been transferred into the exchange agent’s account at DTC, and

•	if you do not hold your Old Notes through DTC, the Old Notes and a properly completed and duly executed letter of transmittal and all other required documents.
      If we do not accept any tendered Old Notes for any reason or if you submit certificates representing Old Notes in a greater principal amount than you wish to exchange, we will return your unaccepted or non-exchanged Old Notes. If you tendered these Old Notes by book-entry transfer into the exchange agent’s account at DTC, your account at DTC will be credited with the non-exchanged Old Notes. In either case, there will be no cost to you, and this will be done as soon as possible after the exchange offer is over. If we have not accepted properly tendered Old Notes within 40 business days from the commencement of the exchange offer, you may withdraw your tender in the manner described in “— Withdrawal Rights.”
Book-Entry Transfer
      The exchange agent will make a request to establish an account in its name at DTC with respect to the Old Notes for purposes of the exchange offer promptly after the date of this prospectus. Any participant in DTC’s system must make book-entry delivery of Old Notes by causing DTC to transfer Old Notes into the exchange agent’s account in accordance with DTC’s automated tender offer program procedures for transfer. Holders of Old Notes who are unable to deliver confirmation of the book-entry tender of their Old Notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent before the exchange offer expires must tender Old Notes according to the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent.
Guaranteed Delivery Procedures
      If you wish to tender Old Notes but:

•	they are not immediately available and you cannot deliver your Old Notes or the letter of transmittal or other required documents to the exchange agent before the exchange offer expires, or

•	you cannot comply with DTC’s automated tender offer program procedures for book-entry transfer before the exchange offer expires, then, you may tender your Old Notes if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed letter of transmittal, by facsimile transmission, mail or hand delivery, and notice of guaranteed delivery. Any notice of guaranteed delivery must state:

•	the name and address of the holder of Old Notes,

•	the amount of Old Notes tendered,

•	that the tender is being made by guaranteed delivery, and

•	that within five Nasdaq Stock Market’s National Market System trading days after the date that the notice of guaranteed delivery was signed, the Old Notes or a book-entry confirmation, together with the letter of transmittal and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the Old Notes, or a book-entry confirmation, together with the letter of transmittal and all other documents required by the letter of transmittal, within five Nasdaq Stock Market’s National Market System trading days after the date that the notice of guaranteed delivery was signed.
Withdrawal Rights
      You may withdraw your tender of Old Notes at any time before expiration of the exchange offer. You may also withdraw your tender of Old Notes if we have not accepted them for exchange within 40 business days from the commencement of the exchange offer. For a withdrawal to be effective:

•	if you hold Old Notes otherwise than through DTC, the exchange agent must receive a written notice of withdrawal at one of the addresses listed under the heading “— Exchange Agent,” or

•	if you hold Old Notes through DTC, you must comply with DTC’s automated tender offer program system requirements for withdrawal.
      Any notice of withdrawal must specify:

•	the name of the person who tendered the Old Notes to be withdrawn,

•	the Old Notes to be withdrawn, including the principal amount of such Old Notes,

•	if certificates for Old Notes have been delivered, the name in which the Old Notes are registered, if different from that of the person withdrawing,

•	if certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution, and

•	if Old Notes have been tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Old Notes. In this case, the notice of withdrawal must otherwise comply with DTC’s automated tender offer program procedures for withdrawal.
      We will determine all questions of validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. We will deem any properly withdrawn Old Notes not to have been validly tendered for exchange in the exchange offer. If you have properly withdrawn Old Notes and wish to re-tender them, you may do so at any time before the exchange offer expires by following one of the procedures described under the heading “— Procedures for Tendering Old Notes.”
Certain Conditions to the Exchange Offer
      Despite any other provisions of the exchange offer, we will not be required to accept Old Notes for exchange or issue Exchange Notes, and we may terminate or amend the exchange offer, if at any time prior to the expiration date:

•	the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC, or

•	there is or has been threatened any judicial or administrative proceeding that would prevent us from continuing with the exchange offer.
      These conditions are for our benefit only, and we may assert them regardless of the circumstances giving rise to them. If we fail to exercise the rights described above, we shall not be deemed to have waived these rights. These rights shall continue, and we may assert any of them at any one or more times.
      In addition, we will not accept Old Notes or issue Exchange Notes if there is or has been threatened a stop order involving the exchange offer or the qualification of the indenture under the Trust Indenture Act of 1939.
Exchange Agent
      We have appointed U.S. Bank National Association as the exchange agent for the exchange offer. You should send all executed letters of transmittal and you should direct all questions and requests for help and all requests for copies of this prospectus, the letter of transmittal and notices of guaranteed delivery to the exchange agent at one of the following addresses:

By Mail, Hand or Overnight Delivery:

U.S. Bank National Association
60 Livingston Avenue
St. Paul, Minnesota 55107
Attn: Specialized Finance

By Facsimile: 651-495-8158

For Information or Confirmation by Telephone: 800-934-6802

Delivery to an address or location that is not shown above is not valid delivery.
Fees and Expenses
      We are contacting you by mail about the exchange offer. We may make additional offers by telephone, fax or in person by our officers, regular employees and affiliates. We will not pay our officers, employees or affiliates to do this.
      We will not pay brokers, dealers or others who seek acceptances of the exchange offer. We will, however, pay all costs required by the registration rights agreement, including:

•	all registration and filing fees and expenses,

•	all costs to comply with securities laws,

•	all printing expenses, and

•	the fees and expenses of our lawyers and accountants.
      In addition, we have agreed to reimburse the initial purchasers of the Old Notes and others who are tendering notes in the exchange offer or participating in the “Plan of Distribution,” as a group, for the fees and expenses of one lawyer.
Transfer Taxes

•	We will pay any transfer taxes that apply to the exchange of Old Notes in the exchange offer, unless:

•	you instruct us to register Exchange Notes in the name of a person other than the registered holder;

•	you ask us to return Old Notes not tendered or accepted for exchange to a person other than the registered holder; or

•	the tendered Old Notes are registered in the name of a person other than the person who signed the letter of transmittal.
      In any of these cases, you will be required to pay any transfer taxes that apply.
Accounting Treatment
      We will record the Exchange Notes at the same carrying value as the Old Notes, which is the total principal amount shown in our accounting records on the date of the exchange. We will not recognize gain or loss for accounting purposes because of the exchange offer. We will amortize the expenses of the exchange offer over the term of the Exchange Notes.

U.S. Federal Tax Consequences
      The economic terms of the Exchange Notes and the Old Notes are identical. Your exchange of Old Notes for Exchange Notes in the exchange offer should not be taxable for U.S. federal income tax purposes:

•	you should not recognize taxable gain or loss when you exchange your Old Notes for Exchange Notes;

•	you will be deemed to have held your Exchange Notes for as long as you held your Old Notes; and

•	you will have the same tax basis in your Exchange Notes as you had in your Old Notes.
      You should read the section entitled “Certain United States Federal Income Tax Consequences” before deciding to exchange your Old Notes for Exchange Notes.
Participation in the Exchange Offer; Untendered Notes
      Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors before making your decision.
      When we exchange all properly tendered Old Notes in this exchange offer, we will have satisfied an obligation of the registration rights agreement. If you do not tender your Old Notes in the exchange offer, you will still hold Old Notes. You will have no further registration rights for your Old Notes, and there will be restrictions on the transfer of your Old Notes. You should read the risk factor under the heading “Risk Related to the Exchange Offer” in deciding whether to exchange Old Notes for Exchange Notes.
      We may in the future seek to acquire untendered Old Notes in the open market, through privately negotiated transactions or subsequent exchange offers or otherwise. We intend to comply with applicable law in doing so. We do not have any present plan to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of these notes. In some instances, however, the registration rights agreement may require us to file a registration statement to permit resales of the untendered Old Notes.
USE OF PROCEEDS
      The net proceeds from our sale of the Old Notes were approximately $156.1 million. We used a portion of the proceeds from the sale of the Old Notes (i) to repurchase $130,000,000 aggregate principal amount and to pay accrued and unpaid interest of our 8.75% Senior Notes due 2008 in the tender offer and the subsequent redemption, (ii) to repay a portion of indebtedness under our Credit Facility, (iii) to pay fees and expenses, and (iv) for general corporate purposes, including the payment of other debt. The initial purchasers of the Old Notes were Lehman Brothers Inc., Jefferies & Company, Inc., and Morgan Stanley & Co. Incorporated.
      Our Credit Facility has a final maturity date of March 31, 2008, with reductions in increments of $4 million each quarter beginning in September 2004, and a weighted average interest rate, as of December 31, 2004, of 6.1%.
      We will not receive any proceeds from the exchange offer that we make by this prospectus.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2004 on an actual basis. We have not shown our capitalization on “an adjusted basis” because we will not receive any proceeds from the exchange offer.
      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” our consolidated financial statements and related notes, and other financial information incorporated by reference herein.

As of
December 31, 2004

(Dollars in millions)
Cash and cash equivalents	$17.5

Long-term debt, including current portion:
Credit Facility(1)	92.0
Acquisition Facility(2)	8.0
Other debt(3)	18.2
7.75% senior notes due 2014 (including a discount of $646)	159.4

Total long-term debt, including current portion	277.5

Shareholders’ equity(4)	316.2

Total capitalization	$593.7

(1)	As of December 31, 2004, there were no borrowings available for general corporate purposes under our Credit Facility.

(2)	As of December 31, 2004, additional borrowings of up to $42 million were available for acquisition purposes under the Acquisition Facility.

(3)	Includes the outstanding indebtedness under the senior secured credit facility of our subsidiary, GulfMark Rederi AS, with Den Norske Bank ASA which relates to vessel acquisitions.

(4)	Includes the net decrease in shareholders’ equity resulting from the debt refinancing costs of $6.5 million ($4.3 million net of taxes), which are comprised of $4.4 million for the payment of tender premiums and $2.1 million from the write-off of unamortized debt issuance costs and unamortized debt discount.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The historical financial data presented in the table below for each of the five years in the period ended December 31, 2004 and at the end of each year is derived from our Consolidated Financial Statements for the full year.
      The data presented below should be read in conjunction with the our Consolidated Financial Statements and the notes thereto incorporated by reference herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands, except per share amounts and number of vessels)
Operating Data:
Revenues	$77,702	$114,063	$133,919	$129,900	$139,312
Direct operating expenses	34,060	43,403	58,007	69,836	71,239
Drydock expense(a)	—	—	—	—	8,966
Bareboat charter expense	6,661	8,931	9,287	6,505	1,410
General and administrative expenses	6,328	7,623	10,027	10,801	15,666
Depreciation and amortization	12,613	15,327	21,414	28,031	26,137

Operating income	18,040	38,779	35,184	14,727	15,894
Interest expense	(12,239)	(12,770)	(12,149)	(12,988)	(17,243)
Interest income	1,508	1,201	1,211	238	276
Debt refinancing costs	—	—	—	—	(6,524)
Gain on sale of assets	3,651	—	181	16	2,282
Other income (expense), net	3	(1,501)	2,493	(1,267)	1,517
Income tax (provision) benefit	(3,056)	12,213	(2,959)	(192)	6,476

Income before cumulative effect of change in accounting principle	$7,907	$37,922	$23,961	$534	$2,678
Cumulative effect on prior years of change in accounting principle — net of $773 related tax effect(a)	—	—	—	—	(7,309)

Net income (loss)	$7,907	$37,922	$23,961	$534	$(4,631)

Amounts per common share (basic):
Income before cumulative effect of change in accounting principle	$0.48	$2.31	$1.25	$0.03	$0.13
Cumulative effect on prior years of change in accounting principle	—	—	—	—	$(0.36)

Net income (loss)	$0.48	$2.31	$1.25	$0.03	$(0.23)

Weighted average common shares (basic)	16,326	16,388	19,132	19,919	19,938

Amounts per common share (diluted):
Income before cumulative effect of change in accounting principle	$0.47	$2.26	$1.22	$0.03	$0.13
Cumulative effect on prior years of change in accounting principle	—	—	—	—	$(0.36)

Net income (loss)	$0.47	$2.26	$1.22	$0.03	$(0.23)

Weighted average common shares (diluted)(b)	16,652	16,806	19,566	20,272	19,938

Statement of Cash Flows Data:
Cash provided by operating activities(c)	$12,028	$37,535	$34,872	$20,150	$25,561
Cash used in investing activities	(3,880)	(80,363)	(88,299)	(91,575)	(40,404)
Cash provided by financing activities(c)	110	31,526	39,720	68,646	23,005
Effect of exchange rate changes on cash	(2,178)	(812)	1,192	1,707	1,032
Other Data:
Adjusted EBITDA(d)	$30,653	$54,106	$56,598	$42,758	$42,031
Cash dividends per share	—	—	—	—	—
Total vessels in fleet(e)	47	51	55	53	52
Average number of owned or chartered vessels(f)	33.6	38.0	43.5	46.8	45.6
Ratio of earnings to fixed charges(g)	1.83	2.75	2.68	0.93	0.72

	As of December 31,

	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$34,785	$22,671	$9,619	$8,336	$17,529
Vessels and equipment including construction in progress, net	182,628	262,364	379,208	485,502	538,978
Total assets	263,914	352,051	486,547	575,501	632,718
Long-term debt(g)	130,097	180,669	165,233	236,589	258,022
Total stockholders’ equity	97,587	133,392	254,779	292,128	316,157

(a)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the change in accounting principle we adopted relating to drydock expenditures effective as of January 1, 2004.

(b)	Earnings per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding.

(c)	Includes purchase of vessels and equipment and expenditures for drydocking. Effective with the second quarter of 2004, we have reclassified drydocking expenditures, which relate to periodic Classification Society and regulatory requirements for certification of our vessels, in our statements of cash flows to operating activities. Prior to this reclassification we presented such expenditures in investing activities. This reclassification neither increased nor decreased cash or cash equivalents. Amounts shown as expenditures for capital and drydocking costs include the following amounts (in thousands) for drydocking: $2,360, $4,878, $6,231, and $7,480 for the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

(d)	EBITDA is defined as net income (loss) before cumulative effect of change in accounting principle, interest expense, interest income, income tax (benefit) provision, debt refinancing costs, and depreciation and amortization. Adjusted EBITDA is calculated by adjusting EBITDA for certain items that we believe are non-cash or unusual, consisting of: (i) gain on sale of assets; (ii) loss from unconsolidated ventures; (iii) minority interest; and (iv) other (income) expense, net. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as an alternative to cash flow data, a measure of liquidity or an alternative to operating income or net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. EBITDA and Adjusted EBITDA are presented because we believe they are used by security analysts, investors and other interested parties in the evaluation of companies in our industry. However, because EBITDA and Adjusted EBITDA are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other companies or comparable for other purposes.

The following table summarizes the calculation of EBITDA and Adjusted EBITDA for the periods indicated.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(In thousands)
Net income (loss)	$7,907	$37,922	$23,961	$534	$(4,631)
Cumulative effect of change in accounting principle	—	—	—	—	7,309
Interest expense	12,239	12,770	12,149	12,988	17,243
Interest income	(1,508)	(1,201)	(1,211)	(238)	(276)
Debt refinancing costs	—	—	—	—	6,524
Income tax (benefit) provision	3,056	(12,213)	2,959	192	(6,476)
Depreciation and amortization	12,613	15,327	21,414	28,031	26,137

EBITDA	34,307	52,605	59,272	41,507	45,830
Adjustments:
Gain on sale of assets	(3,651)	—	(181)	(16)	(2,282)
Other (income) expense, net(i)	(3)	1,501	(2,493)	1,267	(1,517)

Adjusted EBITDA	$30,653	$54,106	$56,598	$42,758	$42,031

(i)	Includes foreign currency transaction adjustments.

(e)	Includes managed vessels in addition to those that are owned and chartered at the end of the applicable period.

(f)	Average number of vessels is calculated based on the aggregate number of vessel days available during each period divided by the number of calendar days in such period. Includes owned and bareboat chartered vessels only, and is adjusted for additions and dispositions occurring during each period.

(g)	Our ratios of earnings to fixed charges are calculated by dividing earnings by fixed charges for the period indicated, where “earnings” is defined as consolidated income or loss from continuing operations plus income taxes, minority interest and fixed charges, except capitalized interest; and “fixed charges” is defined as consolidated interest on indebtedness, including capitalized interest, amortization of debt discount and issuance cost, and the estimated portion of rental expense deemed to be equivalent to interest. Because we have no preferred stock issued and outstanding, dividends relating to preferred stock are not included in the calculation of fixed charges.

(h)	Excludes current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
General
      We provide marine support and transportation services to companies involved in the offshore exploration and production of oil and natural gas. Our vessels transport drilling materials, supplies and personnel to offshore facilities, as well as move and position drilling structures. The majority of our operations are based in the North Sea with 34 vessels operating from the area. We also have ten vessels operating in Southeast Asia, five vessels in Brazil, two vessels in India, one vessel in West Africa, and two vessels mobilizing to Mexico. Our fleet has grown in both size and capability, from an original 11 vessels in 1990 to our present number of 54 vessels, through strategic acquisitions and new construction of technologically advanced vessels, partially offset by dispositions of certain older, less profitable vessels. As of March 31, 2005, our fleet includes 47 owned vessels and seven managed vessels.
      Our results of operations are affected primarily by day rates, fleet utilization and the number and type of vessels in our fleet. Utilization and day rates, in turn, are influenced principally by the demand for vessel services from the exploration and production sectors of the oil and natural gas industry. The supply of vessels to meet this fluctuating demand is related directly to the perception of future activity in both the drilling and production phases of the oil and natural gas industry as well as the availability of capital to build new vessels to meet the changing market requirements.
      In recent years the North Sea market has been characterized by delivery of new higher capacity and specification vessels, which have generally left the region or replaced older vessels that transferred to other oil service markets. During this same time frame, despite consistently high commodity prices in the oil and gas industry, exploration and production activities by oil and gas companies have not increased according to historical precedent. These two factors have led to lower utilization in the North Sea market over the last two years than had been experienced in the last decade and applied downward pressure to day rates. The first six months of 2004 were consistent with the lower utilization and day rates obtained during the previous two years. Improvements in industry day rates, and more particularly in utilization, during the third and fourth quarters indicate improving conditions. We believe that this market is poised for recovery as new drilling programs and associated construction projects in both the Norwegian and U.K. sectors of the North Sea begin in the latter part of 2004 and in 2005. Until such time as contracts for vessels are tendered, however, it is difficult to predict when this recovery will take place. The other two major markets in which we currently operate, Southeast Asia and Brazil, have been exemplified by consistent demand and relatively stable day rates. In addition to the one vessel we transferred to the region from the North Sea early in 2004, there have been several vessel operators that have repositioned equipment into Southeast Asia, which may tend to heighten competition in the region in the future. In October 2004, we mobilized the frontrunner for our newly delivered Brazilian vessel, the Austral Abrolhos, to the North Sea, as well. We anticipate the Brazil and Southeast Asia markets will continue to develop in the near term.
      From time to time, we bareboat charter vessels with revenues and operating expenses reported in the same income and expense categories as our owned vessels. The chartered vessels, however, incur bareboat charter fees instead of depreciation expense. Bareboat charter fees are generally higher than the depreciation expense on owned vessels of similar age and specification. The operating income realized from these vessels is therefore adversely affected by the higher costs associated with the bareboat charter fees. These vessels are included in calculating fleet day rates and utilization in the applicable periods. We have no bareboat chartered vessels at the present time.
      We also provide management services to other vessel owners for a fee. We do not include charter revenues and vessel expenses of these vessels in our operating results. However, management fees are included in operating revenues. These vessels have been excluded for purposes of calculating fleet rates per day worked and utilization in the applicable periods.
      Our operating costs are primarily a function of fleet configuration and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs, and marine insurance. Generally, fluctuations in vessel utilization have little effect on direct operating costs in the short term. As a result, direct operating costs as a percentage of revenues may vary substantially due to changes in day rates and utilization.
      In addition to direct operating costs, we incur fixed charges related to the depreciation of our fleet and costs for routine drydock inspections, maintenance and repairs designed to ensure compliance with applicable regulations and maintaining certifications for our vessels with various international Classification Societies. The aggregate number of drydockings and other repairs undertaken in a given period generally determines maintenance and repair expenses.
Critical Accounting Policies and Estimates
      The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to management’s discussion and analysis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities. Management believes these accounting policies involve judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts. We believe we have exercised proper judgment in determining these estimates based on the facts and circumstances available to management at the time the estimates were made.

Change in Accounting Principle
      Effective January 1, 2004, we began expensing the costs associated with the periodic requirements of the various classification societies, which requires each vessel to be placed in drydock twice in a five-year period. Generally, drydock costs include refurbishment of structural components as well as major overhauls of operating equipment, and is subject to scrutiny by the relevant classification society. Previously, costs incurred in connection with drydockings were capitalized and amortized over 30 months, which approximated the period between required drydockings.
      The industry’s accounting practices have historically allowed three methods to account for these expenditures: (1) defer and amortize, (2) accrue in advance, and (3) expense as incurred. There are no authoritative criteria for determining a preferable method of accounting for drydock expenditures. However, we have determined that expensing these costs as incurred is the method predominantly used in our industry peer group and at this time would be a more rational basis for recognizing major maintenance expenditures in our financial statements. Therefore, we believe that the change is to an acceptable alternative method, which is preferable based on our particular circumstances under accounting principles generally accepted in the United States, and we are adopting the method of expensing drydock costs in the period incurred effective in 2004.
      As a result of this change, we recorded a non-cash cumulative effect charge of $7.3 million, net of tax ($0.36 per basic and diluted common share), in the consolidated statement of operations for 2004. The effect of the change in accounting principle in 2004 also decreased income before the cumulative effect of change in accounting principle by approximately $1.9 million by reversing the current drydock amortization expense of $7.1 million and recognizing the expense for current drydock expenditures of $9.0 million. The following table illustrates the pro forma effects of retroactive application of this change in accounting principle on net income and earnings per share if we had expensed drydock costs in prior years.

	2003	2002	2001	2000

Net Income as reported	$534	$23,961	$37,922	$7,907
Net Income pro forma	588	24,023	36,089	7,722
Earnings per share:
Basic — as reported	$0.03	$1.25	$2.31	$0.48
Basic — pro forma	0.03	1.26	2.20	0.47
Diluted — as reported	0.03	1.22	2.26	0.47
Diluted — pro forma	0.03	1.23	2.15	0.46

Valuation Allowances
      Our valuation allowances relate primarily to the allowance for doubtful accounts receivable and the allowance against deferred tax assets arising from foreign tax credit carryforwards. Our customers are primarily major and independent oil and gas companies and oil service companies. Given our experience where our historical losses have been insignificant and our belief that our related credit risks are minimal, our major and independent oil and gas companies and oil service company customers are granted credit on customary business terms. Our exposure to foreign government-owned and controlled oil and gas companies, as well as companies that provide logistics, construction or other services to such oil and natural gas companies, may result in longer payment terms; however, we monitor our aged accounts receivable on an ongoing basis and provide an allowance for doubtful accounts on a case-by-case basis as conditions warrant. We make critical estimates for the allowance for doubtful accounts based on the age of the receivable, collection history from the particular customer and management’s judgment of the ability of the customer to pay. Historically, we have collected appreciably all of our accounts receivable balances with the exception of approximately $0.2 million, which was deemed uncollectible and was written off during the past six years. At December 31, 2004, we provided an additional allowance for doubtful accounts of $0.9 million. Additional allowances for doubtful accounts may be necessary as a result of our ongoing assessment of our customers’ ability to pay. Because amounts due from individual customers can be significant, future adjustments to our allowance for doubtful accounts could be material if one or more individual customer balances are deemed uncollectible. If an account receivable were deemed uncollectible and all reasonable collection efforts were exhausted, the balance would be removed from accounts receivable and the allowance for doubtful accounts.
      In the fourth quarter of 2004, our Audit Committee adopted a management recommendation regarding the allowance for doubtful accounts receivable for significantly aged receivables. See “Business — Internal Controls.”
      Due to the passage of the American Jobs Creation Act (“Jobs Act”) on October 22, 2004, the foreign tax credit carryforwards of $1.5 million that would have expired in 2004 will now begin to expire in 2009. A valuation allowance has been established against the full amount of these credits less the tax benefit of the deduction. We have considered estimated future taxable income in the relevant tax jurisdictions to utilize the credits and have considered what we believe to be ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. This information is based on estimates and assumptions including projected taxable income. If these estimates and related assumptions change in the future or if we determine that we would not be able to realize other deferred tax assets in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. Historically, we have not made significant adjustments to our valuation allowance.

Deferred Costs
      Since inception, we have capitalized the costs associated with the periodic requirements of the various classification societies, which requires the vessels to be placed in drydock twice in a five-year period.

Generally, drydocking costs include refurbishment of structural components as well as major overhaul of operating equipment, subject to scrutiny by the relevant classification society. Historically, these costs have been amortized over an estimated 30-month period. As discussed in the “Change in Accounting Principle” section above, we have changed our accounting for these costs. Effective January 1, 2004, we began expensing these costs as incurred. A charge of $7.3 million, net of tax ($0.36 per basic and diluted common share), reflecting the cumulative effect of this accounting change has been recorded at January 1, 2004.
      In connection with new long-term contracts, incremental costs incurred that directly relate to mobilization of a vessel from one region to another are deferred and recognized over the primary contract term. Should the contract be terminated by either party prior to the end of the contract term, the deferred amount would be immediately expensed. In contrast, costs of relocating vessels from one region to another without a contract are expensed as incurred.
      Deferred financing costs are capitalized as incurred and are amortized over the expected term of the related debt. Should the specific debt terminate by means of payment in full, tender offer or lender termination, the associated deferred financing costs would be immediately expensed. In the third quarter of 2004, a charge of $6.5 million was recognized relating to the retirement of our 8.75% senior notes. Those costs included $4.4 million from the payment of tender offer premiums and $2.1 million from the write-off of unamortized debt issuance costs and unamortized debt discount.

Long-Lived Assets and Goodwill
      Our long-lived tangible assets consist primarily of vessels and construction-in-progress. Our goodwill primarily relates to the 1998 acquisition of Brovig Supply ASA and the June 2001 acquisition of Sea Truck (UK) Ltd. The determination of impairment of all long-lived assets, including goodwill, is conducted when indicators of impairment are present and at least annually on December 31 for goodwill. Impairment testing on tangible long-lived assets is performed on an asset-by-asset basis and impairment testing on goodwill is performed on a reporting-unit basis for the reporting units where the goodwill is recorded.
      The implied fair value of any asset or reporting unit is determined by discounting the projected future operating cash flows or by using other fair value approaches based on a multiple of earnings measurement. Management makes critical estimates and judgments to determine projected future operating cash flow, particularly in regard to projected revenues and costs. An impairment indicator is deemed to exist if the implied fair value of the asset or reporting unit is less than the book value.
      At December 31, 2004, we performed our impairment test and determined there was no goodwill impairment. There are many assumptions and estimates underlying the determination of the implied fair value of the reporting unit, such as future expected utilization and the average day rates for the vessels, vessel additions and attrition, operating expenses and tax rates. Although we believe our assumptions and estimates are reasonable, deviations from our estimates by actual performance could result in an adverse material impact on our results of operations. Examples of events or circumstances that, could give rise to an impairment of an asset (including goodwill) include: prolonged adverse industry or economic change; significant business interruption; unanticipated competition that has the potential to dramatically reduce our earning potential; legal issues; or the loss of key personnel.

Income Taxes
      A significant portion of our earnings originate in the North Sea, a region in which certain jurisdictions such as the United Kingdom and Norway provide for an alternative taxing structure created specifically for qualified shipping companies, referred to as the “tonnage tax” regime. The tonnage tax regime provides for tax at rates significantly lower than would apply if we were not a qualified shipping company. Substantially all of our tax provision is for deferred taxes in regions outside of the United Kingdom and Norway. The tonnage tax regime in the North Sea reduces the cash required for taxes in that region. In other regions, accelerated depreciation has minimized our cash requirements for income taxes. Should our organizational structure change or should the laws that created the tonnage tax regime or that allow for accelerated depreciation change, we would be required to provide for taxes at rates much higher than currently reflected in our financial statements. Additionally, if our pre-tax earnings in a higher tax jurisdiction increase, there could be a significant increase in our average tax rate. That increase could cause volatility in the comparison of our tax rate from period to period.
      Our United Kingdom tax return for the year 2001 was reviewed by Inland Revenue, the U.K. tax authority. As a result of this review, an amended year 2001 tax return has been filed and accepted by Inland Revenue as of December 27, 2004. The 2002 and 2003 returns have been amended consistent with the accepted methodology used in preparing the amended 2001 return. Since the U.K. subsidiary is under the self assessment system, and years 2002 and 2003 are within the prescribed period, the revised returns for 2002 and 2003 should be accepted as filed in December 2004 with respect to the issues reviewed by Inland Revenue. Based on the above, the previously provided deferred tax liability of $4.9 million, was reduced in the 2004 financial statements to the amount of tax payable of $0.3 million for the period 2001 through 2003.
      On October 22, 2004, President Bush signed the Jobs Act, which among other items, provides reform related to foreign shipping income. This new tax legislation should favorably impact us beginning January 1, 2005, as the majority of our foreign shipping income will not be subject to tax in the United States. The full extent of the positive impact on earnings as it relates to our organizational structure is not yet clear; however, we and our outside tax consultants are evaluating the ultimate impact of this new tax legislation.

Commitments and Contingencies
      We have contingent liabilities and future claims for which we have made estimates of the amount of the eventual cost to liquidate these liabilities or claims. These liabilities and claims may involve threatened or actual litigation where damages have not been specifically quantified but we have made an assessment of our exposure and recorded a provision in our accounts for the expected loss. Other claims or liabilities, including those related to taxes in foreign jurisdictions, may be estimated based on our experience in these matters and, where appropriate, the advice of outside counsel or other outside experts. Upon the ultimate resolution of the uncertainties surrounding our estimates of contingent liabilities and future claims, our future reported financial results would be impacted by the difference between our estimates and the actual amounts paid to settle the liabilities. In addition to estimates related to litigation and tax liabilities, other examples of liabilities requiring estimates of future exposure include contingencies arising out of acquisitions and divestitures. Our contingent liabilities are based on the most recent information available to us regarding the nature of the exposure. Such exposures change from period to period based upon updated relevant facts and circumstances, which can cause the estimate to change. In the recent past, our estimates for contingent liabilities have been sufficient to cover the actual amount of our exposure.
Consolidated Results of Operations

Comparison of the Fiscal Years Ended December 31, 2004 and December 31, 2003
      Our revenues increased from $129.9 million in 2003 to $139.3 million in 2004, largely as a result of the increase in North Sea activity late in the year, the full year effect of 2003 newbuild deliveries and the addition of two vessels during the second half of 2004. For the year ended December 31, 2004, income was $2.7 million, or $0.13 per diluted share before the cumulative effect of change in accounting principle of $7.3 million, or $0.36 per diluted share. Including the cumulative effect of the change in accounting principle, our net loss for 2004 was $4.6 million, or $0.23 per diluted share. For the year ended December 31, 2003, net income was $0.5 million, or $0.03 per diluted share.
      The weakness in exploration and development activities in the North Sea that started in 2002 began showing signs of recovery beginning late in the third quarter of 2004, with increasing day rates and utilization evident. Additionally, we experienced an increase in capacity resulting from the full year effect of the four newly built vessels delivered in 2003 and the addition of two additional vessels to our fleet in

2004, one in September and the other in December. Day rates improved during the year with the increases in the foreign currency exchange rate between the British pound and Norwegian kroner against the U.S. dollar being part of the improvement in rates.
      Revenue increased in all our regions except Southeast Asia, where the sale of three vessels during the year and slightly lower utilization resulted in a decrease of $0.4 million in revenue. In the Americas, revenue levels and average rate increased because of the change in our equipment mix. Overall, we experienced an increase in capacity of $4.2 million, mainly due to the factors listed above as well as one additional operating day in 2004. Day rates showed an increase of $8.2 million mainly attributable to stronger British pound and Norwegian kroner against the weak U.S. dollar, as day rates are generally denominated in international currencies. The decrease in revenues attributed to lower utilization was $2.9 million, resulting mainly from the weakness in the North Sea early in the year and the large number of vessels that were working on the spot market as a result.

	Year Ended December 31,

			Increase
	2004	2003	(Decrease)

	(Dollars in thousands)
Average Rates Per Day Worked(a)(b):
North Sea-Based Fleet(c)	$11,862	$11,042	$820
Southeast Asia-Based Fleet	5,179	5,075	104
Americas-Based Fleet	12,137	11,707	430
Overall Utilization(a)(b):
North Sea-Based Fleet(c)	80.9%	78.3%	2.6%
Southeast Asia-Based Fleet	82.2%	83.8%	(1.6)%
Americas-Based Fleet	91.6%	92.8%	(1.2)%
Average Owned or Chartered Vessels(a)(d):
North Sea-Based Fleet	29.4	30.8	(1.4)
Southeast Asia-Based Fleet	11.6	12.0	(0.4)
Americas-Based Fleet	4.6	4.0	0.6

Total	45.6	46.8	(1.2)

(a)	Includes all owned or bareboat chartered vessels. Managed vessels are not included.

(b)	Average rates per day worked is defined as total charter revenues divided by number of days worked. Overall utilization rate is defined as the total number of days worked divided by the total number of days of availability in the period.

(c)	Revenues for vessels in our North Sea fleet are primarily earned in British pounds (£) and have been converted to U.S. dollars ($) at the average exchange rate ($/£) for the periods indicated. The average exchange rates for the years ended December 31, 2004, and 2003 were £ = $1.83 and £ = $1.63, respectively. The North Sea-Based Fleet includes certain vessels working in India.

(d)	Adjusted for vessel additions and dispositions occurring during each period.
      Direct operating expenses increased $1.4 million in 2004 over 2003. This increase was due to higher costs resulting from stronger currencies in the operating regions compared to the reporting currency and change in our equipment mix. Bareboat charter expense decreased $5.1 million to $1.4 million as we returned the last bareboat chartered vessel to its owner during 2004. We currently have no bareboat chartered vessels in our fleet. General and administrative expenses increased $4.9 million in 2004, as the implementation of Sarbanes-Oxley resulted in higher professional fees and higher salary-related expenses. Also, an increase in the allowance for doubtful accounts of $0.9 million contributed to this increase. Drydock expense of $9.0 million in 2004 relates to the change in accounting principle described above and in Note 1 to the Consolidated Financial Statements. Depreciation and amortization expense decreased by

$1.9 million from 2004 to 2003 mainly due to the reclassification of drydock expense resulting from the change in accounting principle.
      Interest expense increased $4.3 million due mainly to the higher outstanding balance and a higher weighted average interest rate on our line of credit, resulting from the conversion of the line of credit from U.S. dollars to British pounds at the end of 2003. During 2004, we also incurred an expense of $6.5 million related to the redemption of our $130 million 8.75% senior notes. The gain on sale of assets of $2.3 million primarily reflects the sale of three of our oldest Southeast Asia based vessels, the Seawhip, the Seawitch and the Sea Conquest. Additionally, we reported income in the other category of $1.5 million, compared to $1.3 million expense in 2003, resulting from favorable foreign currency movements on intercompany accounts anticipated to be settled.
      The income tax benefit of $6.5 million for 2004 reflects the reversal of previously provided deferred tax liabilities for our North Sea operations, as our United Kingdom subsidiary underwent an Inland Revenue review relating to tonnage tax. Substantially all of our tax provision is for deferred taxes, and can fluctuate significantly based on the mix of vessels working in the higher tax jurisdictions.

Comparison of the Fiscal Years Ended December 31, 2003 and December 31, 2002
      Because of the weakness experienced in our major market of the North Sea and despite the increase in the number of owned vessels in the year, our revenues decreased from $133.9 million in 2002 to $129.9 million in 2003. For the year ended December 31, 2003, we reported net income of $0.5 million, $0.03 per diluted share compared to $24.0 million, or $1.22 per diluted share in the prior year.
      The weakness in exploration and development activities in 2003, and the increased number of vessels which we had in the spot market where both day rates and utilization were well below historical levels, caused us to continue the strategy we implemented in 2002 whereby we did not generally elect to charter our vessels on long-term contracts at the prevailing rates. The result of this strategy was that our average utilization for the North Sea decreased when compared to the prior year and caused the overall utilization for the year to decrease slightly from the prior year. Utilization and day rates in the other two regions, namely the Americas and Southeast Asia, remained fairly consistent in 2003 when compared to 2002.
      The decrease in revenue therefore was entirely attributable to lower day rates and utilization in the North Sea which resulted in a $19.0 million decrease. Partially offsetting this decrease was the full year impact of vessels added to the fleet from the newbuild program in 2002 and the addition of the four new vessels in 2003. These additions to capacity, reduced by the return of three bareboat chartered vessels in 2003, contributed an additional $15.3 million more in revenue than in the prior year. During 2003, day rates, which are generally denominated in international currencies, were significantly lower in the North Sea, but due to the weakness of the U.S. dollar, the currency effect partially offset the lower day rates. In the table below, the North Sea day rate is a reflection of all vessels which are categorized in the North Sea and therefore the averages reflect all factors including day rates, utilization, currency effects and the increase in owned vessels. The following table summarizes average day rates, overall utilization and average vessels owned or chartered for the comparable periods:

	Year Ended December 31,

			Increase
	2003	2002	(Decrease)

	(Dollars in thousands)
Average Rates Per Day Worked(a)(b):
North Sea-Based Fleet(c)	$11,042	$10,839	$203
Southeast Asia-Based Fleet	5,075	4,744	331
Americas-Based Fleet	11,707	10,229	1,478
Overall Utilization(a)(b):
North Sea-Based Fleet(c)	78.3%	94.2%	(15.9)%
Southeast Asia-Based Fleet	83.8%	82.4%	1.4%
Americas-Based Fleet	92.8%	94.8%	(2.0)%
Average Owned or Chartered Vessels(a)(d):
North Sea-Based Fleet	30.8	28.6	2.2
Southeast Asia-Based Fleet	12.0	11.7	0.3
Americas-Based Fleet	4.0	3.2	0.8

Total	46.8	43.5	3.3

(a)	Includes all owned or bareboat chartered vessels. Managed vessels are not included.

(b)	Average rates per day worked is defined as total charter revenues divided by number of days worked. Overall utilization rate is defined as the total number of days worked divided by the total number of days of availability in the period.

(c)	Revenues for vessels in our North Sea fleet are primarily earned in British pounds (£) and have been converted to U.S. dollars at the average exchange rate ($/£) for the periods indicated. The average exchange rates for the years ended December 31, 2003, and 2002 were £ = $1.63 and £ = $1.50, respectively. The North Sea-Based Fleet includes certain vessels working in India.

(e)	Adjusted for vessel additions and dispositions occurring during each period.
      Direct operating expenses increased $11.8 million in 2003. This increase was due to the increased number of vessels in the fleet as well as higher costs due to stronger currencies in the operating regions compared to the reporting currency. Bareboat charter expense decreased $2.8 million as a direct result of the return of three bareboat chartered vessels during 2003. General and administrative expenses increased $0.8 million in 2003. Half of the increase was due to higher exchange rates with the balance due to the expanded fleet size. Depreciation expense also increased in 2003 by $6.6 million when compared to 2002 as a result of the fleet increases and the currency effect. Interest expense (net of interest income) reflected an increase of $1.8 million due to a higher level of borrowings required to support the newbuild vessel program and lower interest income reflecting reduced cash balances available for investment. Additionally, we reported an unfavorable variance in the other category related to the weakening of the Norwegian kroner versus the British pound the denominated debt in our Norwegian subsidiary.
Segment Results
      As discussed in “Summary,” we operate three operating segments: the North Sea, Southeast Asia and the Americas, each of which is considered a reportable segment under SFAS No. 131. In prior years, we reported all operations in a single segment. In 2004, our segment reporting was changed to conform to the manner in which our chief operating decision maker reviews, and we manage, our business.
      Management evaluates segment performance primarily based on operating income. Cash and cash equivalents and debt are managed centrally. Because the regions do not manage those items, the gains and losses on foreign currency remeasurements associated with these items are excluded from operating income. Management considers segment operating income to be a good indicator of each segment’s operating performance from its continuing operations, as it represents the results of the ownership interest in operations without regard to financing methods or capital structures. Each operating segment’s operating income is summarized in the following table, and detailed discussions follow.

Operating Income by Operating Segment

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
North Sea	$10,591	$5,547	$28,392
Southeast Asia	6,230	8,657	8,074
Americas	5,942	4,652	3,046

Total Reportable Segment Operating Income	22,763	18,856	39,512
Other	(6,869)	(4,129)	(4,328)

Total Reportable Segment and Other Operating Income	$15,894	$14,727	$35,184

North Sea Region:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenues	$103,190	$96,120	$106,651
Operating expenses	71,818	68,038	60,304
Depreciation and amortization expense	20,781	22,535	17,955

Operating income	$10,591	$5,547	$28,392

Comparison of Fiscal Year Ended December 31, 2004 and December 31, 2003
      Revenues for 2004 increased $7.1 million, compared to 2003. The increase was primarily driven by increased capacity of $3.2 million due to a full year effect of newly built vessels delivered in 2003 partially offset by vessels mobilized out of the region and increased day rates of $8.7 million principally due to increases in foreign currency exchange rates between the British pound and Norwegian kroner against the U.S. dollar, offset by utilization decrease of $4.8 million due to the weaknesses in the market. Operating expenses and depreciation and amortization expense increased in total by $2.0 million from 2003 to 2004 primarily due to stronger currencies in the operating region compared to the U.S. dollar. Depreciation and amortization expense also decreased due to the reversal of drydock amortization and recording drydock expenses as incurred in 2004, which are now recorded in operating expenses.

Comparison of Fiscal Year Ended December 31, 2003 and December 31, 2002
      Revenues from 2002 to 2003 decreased by $10.5 million. The decrease was primarily due to lower day rates of $1.9 million and utilization of $18.1 million, partially offset by the addition of new vessels in 2003 for a $9.5 million increase in capacity. The day rates, denominated in local currencies, were significantly lower in the North Sea, but due to the weakening of the U.S. dollar, the currency difference largely offset the lower day rate comparing 2002 to 2003. Operating expenses and depreciation and amortization expense increased by $7.7 million and $4.6 million, respectively, due primarily to the increased numbers of vessels in 2003 resulting from the delivery of vessels in the newbuild program.

     Southeast Asia Region:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenues	$17,505	$17,907	$16,197
Operating expenses	8,810	6,438	5,893
Depreciation and amortization expense	2,465	2,812	2,230

Operating income	$6,230	$8,657	$8,074

Comparison of Fiscal Year Ended December 31, 2004 and December 31, 2003
      Revenues for 2004 decreased by $0.4 million compared to 2003 due primarily to lower day rates of $0.6 million. Additionally, we experienced lower utilization of $0.2 million due to the sale of three vessels in 2004, partially offsetting this increase was higher capacity of $0.4 million resulting from mobilization of a vessel from another location. Operating expenses increased by $2.4 million largely due to the mobilization of a vessel from another region. Depreciation and amortization expense decreased due to the reversal of drydock amortization and recording drydock expense in 2004.

Comparison of Fiscal Year Ended December 31, 2003 and December 31, 2002
      Revenues from 2002 to 2003 increased by $1.7 million. The increase is principally due to increased capacity with a full year effect of Highland Legend in 2003. The full year effect of the mobilization of this vessel into the region also caused an aggregate increase in operating expenses and depreciation and amortization expense of $1.1 million.
     Americas Region:

	Year Ended December 31,

	2004	2003	2002

	(In thousands)
Revenues	$18,617	$15,873	$11,071
Operating expenses	9,925	8,676	6,917
Depreciation and amortization expense	2,750	2,545	1,108

Operating income	$5,942	$4,652	$3,046

Comparison of Fiscal Year Ended December 31, 2004 and December 31, 2003
      Revenues for 2004 increased by $2.7 million, compared to 2003 due to increased capacity, day rate and utilization with the mobilization of the North Stream and the Highland Warrior into the region, and the delivery of the Austral Abrolhos to the Brazil market in 2004 offset by the mobilization of the Highland Piper to the North Sea during 2004 and the full year effect of the return of a bareboat chartered vessel to its owner during 2003. Operating expenses and depreciation and amortization expense increased in total by $1.5 million due to the net addition of vessels.

Comparison of Fiscal Year Ended December 31, 2003 and December 31, 2002
      Revenues increased by $4.8 million from 2002 to 2003 primarily due to increased capacity resulting from the mobilization of a vessel from the North Sea into the region and by increased day rates. Operating expenses and depreciation and amortization expense increased as well due to the increase in the number of vessels in the market.

Liquidity and Capital Resources
      Our ongoing liquidity requirements are generally associated with our need to service debt, fund working capital, acquire or improve equipment and make other investments. Since inception, we have been active in the acquisition of additional vessels through both the resale market and new construction. Bank financing, equity capital and internally generated funds have historically provided funding for these activities.
      We anticipate that the cash on hand and cash flow from operations for the twelve months ending December 31, 2005, will be adequate to repay our debts due during such period to make normal recurring capital additions and improvements and to meet working capital requirements. We believe that our current cash and short-term investments and cash flows from operations will provide sufficient resources to finance our operating requirements. However, our ability to fund working capital, capital expenditures and debt service in excess of cash on hand will be dependent upon the success of our operations. To the extent that existing sources are insufficient to meet those cash requirements we would seek other debt or equity financing, however, we can give no assurances that such debt or equity financing would be available on acceptable terms.
Long-Term Debt
      The Multi-currency Bank Credit Facility, which we entered into with a syndicate of five banks, is presently secured by eight of our vessels. The maximum commitment amount was originally $100 million. During the third quarter of 2004, the facility began its $4 million quarterly reduction phase, which will continue until the fourth quarter of 2007. A final payment of $44 million will be due in March 2008. At December 31, 2004, the Multi-currency Bank Credit Facility had a balance of $92 million, which was the maximum available after the quarterly reductions for 2004. Interest on outstanding balances accrues at LIBOR plus a margin ranging from 1.2% to 1.5% depending on our ratio of funded debt to total capitalization, or Leverage Ratio. At December 31, 2004, all outstanding borrowings under the Multi-currency Bank Credit Facility were denominated in British pounds in order to match the currency associated with the revenue stream for the collateral vessels. As of December 31, 2004, the weighted average interest rate on the outstanding borrowings under the Credit Facility was 6.1%. The Multi-currency Bank Credit Facility requires us not to exceed a maximum Leverage Ratio and to maintain a specified interest coverage ratio and a minimum net worth. We were in compliance with all Multi-currency Bank Credit Facility covenants at December 31, 2004.
      On December 23, 2004, we entered into a new senior secured acquisition credit facility providing for a $50 million revolving credit facility which is secured by eight vessels. This credit facility has a final maturity date of the earlier of January 31, 2008 or three calendar years from the first drawdown date. At December 31, 2004, we had $8 million outstanding under this credit facility. On January 24, 2005, we entered into a supplemental agreement to amend the new acquisition credit facility to clarify the covenants relating to the amounts of insurance on the eight vessels. On March 24, 2005, we entered into a supplemental agreement to amend the definition of “Material Adverse Effect” and to clarify the definition of “Consolidated EBIT.”
      In order to allow us to enter into the new acquisition credit facility, we requested an amendment to the negative pledge covenant under Multi-currency Bank Credit Facility and an amendment to one of the financial covenants to the Multi-currency Bank Credit Facility, which reduced the EBITDA to Interest coverage ratio for the period September 30, 2004, through September 30, 2005. Both amendments to the Multi-currency Bank Credit Facility were approved on November 17, 2004, but became effective December 23, 2004. On March 22, 2005, we entered into a supplemental agreement to clarify the covenants relating to the amounts of insurance on the eight vessels. On March 24, 2005, we entered into a supplemental agreement to amend the definition of “Material Adverse Effect” and to clarify the definitions of “Consolidated EBIT”, “Consolidated Interest Expense” and “Consolidated EBITDA” and the financial covenant ratio of Consolidated EBITDA to Consolidated Interest Expense for the quarters ending March 31, 2004 and June 30, 2004.

      On July 2, 2004, we commenced a tender offer to purchase all of our outstanding $130 million aggregate principal amount of 8.75% senior notes due 2008 for cash in an amount up to 103.29% of the principal amount thereof, plus accrued and unpaid interest. In connection with the tender offer, we also solicited and received the consent of the holders of our 8.75% senior notes to amend the indenture governing the 8.75% senior notes to eliminate substantially all of the restrictive covenants contained in the indenture. We used the net proceeds of the debt offering discussed below to purchase the 8.75% senior notes, to repay a portion of indebtedness outstanding under the Multi-currency Bank Credit Facility, and for general corporate purposes.
      On July 21, 2004, we issued $160 million aggregate principal amount of 7.75% senior notes due 2014. The 7.75% senior notes pay interest semi-annually on January 15 and July 15, commencing January 15, 2005 and contain the following redemption provisions:

•	At any time before July 15, 2007, we may redeem up to 35% of the 7.75% senior notes with net cash proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the 7.75% senior notes issued pursuant to the indenture remains outstanding after the redemption.

•	Prior to July 15, 2009, we may redeem all or part of the 7.75% senior notes by paying a make-whole premium, plus accrued and unpaid interest and, if any, liquidation damages.

•	The 7.75% senior notes may be callable beginning on July 15 of 2009, 2010, 2011, and 2012 and thereafter at redemption prices of 103.875%, 102.583%, 101.292% and 100% of the principal amount plus accrued interest.
      The 7.75% senior notes are general unsecured obligations and ranked equally in right of payment with all existing and future unsecured senior indebtedness and are senior to all future subordinated indebtedness. The 7.75% senior notes are effectively subordinated to all future secured obligations to the extent of the assets securing such obligations and all existing and future indebtedness and other obligations of our subsidiaries and trade payables incurred in the ordinary course of business. Under certain circumstances, our payment obligations under the 7.75% senior notes may jointly and severally guaranteed on a senior unsecured basis by one or more of our subsidiaries.
      The indenture under which the 7.75% senior notes are issued imposed operating and financial restrictions on us. These restrictions affect, and in many cases limited or prohibited, among other things, our ability to incur additional indebtedness, make capital expenditures, create liens, sell assets and make dividends or other payments. We were in compliance with all indenture covenants at December 31, 2004.
      We also have a credit facility relating to a 2002 acquisition consisting of three tranches, each secured by certain vessels. We had $18.2 million outstanding on this debt as of December 31, 2004. This debt amortizes in various quarterly amounts until maturity in 2008.
Current Year Cash Flow
      As of December 31, 2004, we had cash on hand of $17.5 million. Cash provided by operating activities for the year ended December 31, 2004, was $25.6 million compared to $20.2 million in the previous year. The increase was primarily attributable to higher operating income reflecting a strengthening of the North Sea market at the end of 2004.
      Cash used in investing activities for the years ended December 31, 2004 and 2003 was $40.4 million and $91.6 million, respectively. The decrease is attributable to fewer purchases of vessels and other fixed assets in 2004 than in 2003.
      Substantially all of our tax provision is for deferred taxes. The tonnage tax regimes in both the U.K. and Norway reduce the cash required for taxes in each of these regions. Our tax provision can therefore fluctuate greatly depending on the mix of income from low tax jurisdictions of the U.K. and Norway versus income outside of these areas. We provide for taxes at U.S. statutory rates on income from vessels based on subpart F regulations of the Internal Revenue Code. Accelerated depreciation has minimized the cash requirements for income taxes.
 Debt and Other Contractual Obligations
      The following table summarizes our contractual obligations at December 31, 2004 and the effect these obligations are expected to have on liquidity and cash flows in future periods (in millions).

	2005	2006	2007	2008	2009	Thereafter

Repayment of Long-Term Debt	$19.5	$21.0	$26.4	$51.3	$—	$160.0
Newbuild Program Commitments	4.4	—	—	—	—	—
Non-Cancelable operating leases	0.3	0.3	0.3	0.3	0.3	1.3

Total	$24.2	$21.3	$26.7	$51.6	$0.3	$161.3

     Other Commitments
      We execute letters of credit, performance bonds and other guarantees in the normal course of business that ensure our performance or payments to third parties. The aggregate notional value of these instruments was $11.7 million at December 31, 2004. All of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur from these instruments.
Currency Fluctuations and Inflation
      In areas where currency risks are potentially high, we normally accept only a small percentage of charter hire in local currency. The remainder is paid in U.S. dollars. Substantially all of our operations are international; therefore we are exposed to currency fluctuations and exchange rate risks. Charters for vessels in the North Sea fleet are primarily denominated in British pounds with a portion denominated in Norwegian kroner. Operating costs are substantially denominated in the same currency as charter hire in order to reduce the risk of currency fluctuations. The North Sea fleet generated 74% of our total consolidated revenue for the year ended December 31, 2004. In 2004, the British pound/ U.S. dollar exchange rate ranged from a high of £ = U.S. $1.94 to a low of £ = U.S. $1.76 with an average of £ = U.S. $1.83 for the year. As of March 1, 2005, the exchange rate was £ = U.S. $1.92.
      Our outstanding debt of $277.5 million includes $168.0 million denominated in U.S. dollars with the balance denominated in British pounds. A substantial portion of our revenue is generated in British pounds. We have evaluated these conditions and have determined that it is in our interest not to use any financial instruments to hedge this exposure under present conditions. Our strategy is in part based on a number of factors including the following:

•	the cost of using hedging instruments in relation to the risks of currency fluctuations;

•	the propensity for adjustments in British pound-denominated vessel day rates over time to compensate for changes in the purchasing power of British pounds as measured in U.S. dollars;

•	the level of U.S. dollar-denominated borrowings available to us; and

•	the conditions in our U.S. dollar-generating regional markets.
      One or more of these factors may change and, in response, we may begin to use financial instruments to hedge risks of currency fluctuations. We will from time to time hedge known liabilities denominated in foreign currencies to reduce the effects of exchange rate fluctuations on our financial results.
      Reflected in the accompanying balance sheet at December 31, 2004, is an $79.2 million cumulative translation adjustment primarily relating to the higher British pound and Norwegian kroner exchange rate as of December 31, 2004 in comparison to the exchange rate when we invested capital in these markets.

Changes in the cumulative translation adjustment are non-cash items that are primarily attributable to investments in vessels and U.S. dollar-based capitalization between the parent company and its foreign subsidiaries. The current year change reflects the significant weakness in the U.S. dollar compared to the functional currencies of our major operating subsidiaries, particularly in the U.K. and Norway.
      To date, general inflationary trends have not had a material effect on our operating revenues or expenses. One of the major consumables for the fleet is diesel fuel, the price of which has escalated significantly over the last year. Except for one contract, which has a cost flow-through provision, fuel is provided by our customers; therefore, escalating fuel prices have not and will not adversely affect our operating cost structure.
Transactions with Related Parties
      For information regarding transactions with related parties, see “Certain Transactions and Related Parties.”
New Accounting Pronouncements
      The following new accounting standards were issued, but have not yet been adopted by GulfMark as of December 31, 2004: SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”); FASB Staff Position FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2); and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN 46”).
      In December of 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, which replaces SFAS No. 123 and supercedes Accounting Principles Board Opinion (“APB”) No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested awards at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested awards beginning in the first period restated. The impact on earnings per share (“EPS”) for 2004, 2003 and 2002 of SFAS No. 123 is discussed in Note 1 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies.” We continue to assess the transition provisions and have not yet determined the transition method to be used or if any changes will be made to the valuation method used for share-based compensation awards issued to employees in future periods. The impact in periods subsequent to adopting SFAS 123R will be dependent upon the nature of any equity-based compensation awards issued to employees, but we do not anticipate our adoption of SFAS No. 123R on July 1, 2005 to have any material impact on our consolidated results of operations, cash flows or financial position.
      In December 2004, the FASB Staff issued FSP FAS 109-2. Management is currently evaluating the impact of the Jobs Act and has not yet determined what impact, if any, implementation of FSP FAS 109-2 will have on our consolidated financial statements.
      In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that variable interest entities (“VIEs”), as defined, should be consolidated by the primary beneficiary, which is defined as the entity that is expected to absorb the majority of the expected losses, receive the majority of the gains, or both. FIN 46 requires that companies disclose certain information about a VIE created prior to February 1, 2003 if it is reasonably possible that the enterprise will be required to consolidate that entity. The application of FIN 46 is required in the first interim period ending after December 15, 2003 for entities created prior to February 1, 2003, and immediately for any VIEs created subsequent to January 31, 2003.
      In November 2004, we further evaluated the application of FIN 46 and have determined that our Rabbi trust is a VIE. The Rabbi trust is a deferred compensation arrangement allowing amounts earned by certain employees to be invested in the stock of the Company or other assets. Our determination that our Rabbi trust was a VIE had no impact on our financial position or results of operations because we already reflect the Rabbi trust in our consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity
      At December 31, 2004, we had financial instruments that are potentially sensitive to changes in interest rates, including the notes, which are due July 15, 2014. They have a stated interest rate of 7.75% and an effective interest rate of 7.75% and an effective interest rate of 7.8%. As of December 31, 2004, the fair value of these notes, based on quoted market prices, was approximately $169.6 million compared to a carrying amount of $159.4 million.

Exchange Rate Sensitivity
      We operate in a number of international areas and are involved in transactions denominated in currencies other than U.S. Dollars, which exposes us to foreign currency exchange risk. At various times we may utilize forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currency. We do not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes. See “— Currency Fluctuation and Inflation.” Other than trade accounts receivable and trade accounts payable, we do not currently have financial instruments that are sensitive to foreign currency exchange rates.

BUSINESS
      GulfMark Offshore, Inc. is a Delaware corporation that provides offshore marine services primarily to companies involved in the offshore exploration and production of oil and natural gas. Our vessels transport materials, supplies and personnel to offshore facilities, and position drilling structures. The majority of our operations are conducted in the North Sea, with the balance in offshore Southeast Asia and Brazil. Periodically, we will contract vessels into other regions to meet our customers’ requirements.
Offshore Marine Services Industry Overview
      Our customers employ our vessels to provide services supporting the construction, positioning and ongoing operation of offshore oil and natural gas drilling rigs and platforms. This industry employs various types of vessels, referred to broadly as OSVs, that are used to transport materials, supplies and personnel and position drilling structures. Offshore marine service providers are employed by oil companies that are engaged in the offshore exploration and production of oil and natural gas and related services. Services provided by companies in this industry are performed in numerous locations worldwide. The North Sea, offshore Southeast Asia, offshore West Africa, offshore Brazil and the Gulf of Mexico, are each major markets that employ a large number of vessels. Vessel usage is also significant in other international markets, including India, Australia, Trinidad, the Persian Gulf and the Mediterranean Sea. The industry is relatively fragmented, with more than 20 major participants and numerous small regional competitors.
      Our business is directly impacted by the level of activity in worldwide offshore oil and natural gas exploration, development and production, which in turn is influenced by trends in oil and natural gas prices. Additionally, oil and natural gas prices are affected by a host of geopolitical and economic forces, including the fundamental principles of supply and demand. Although commodity prices have remained high by historical standards over the last several years, upstream expenditures by oil and gas exploration and development companies have not followed previous patterns of greater expenditures when commodity prices are high and lower expenditures during lower pricing periods. Each of the major geographic offshore oil and natural gas production regions has unique characteristics that influence the economics of exploration and production and consequently the market for vessels in support of these activities. While there is some vessel interchangeability between geographic regions, barriers such as mobilization costs and vessel suitability restrict migration of some vessels between regions. This is most notably the case in the North Sea, where vessel design requirements dictated by the harsh operating environment restrict relocation of vessels into that market. These same design characteristics make the North Sea capable vessels unsuitable for certain underdeveloped areas where draft restrictions and, to a lesser degree, higher operating costs restrict migration out of the market. The effect of these restrictions on vessel movement is to segment various regions into separate markets.
Size of Vessel Fleet
      The size of our fleet has changed from 56 vessels on December 31, 2003 to 54 vessels on March 31, 2005. One newbuild vessel, the Austral Abrolhos, was delivered in September 2004, as a part of our new construction program. Additionally, in December 2004 we acquired the Highland Citadel, a 2003 built 755L platform supply vessel, which we previously managed. The new vessel construction program was concluded in March 2005 with the delivery of two vessels that are mobilizing to Mexico under long-term charters. During 2004, we sold three of our older Southeast Asia-based vessels and one vessel in the North Sea, and we returned the last of our bareboat chartered vessels to its owner. Also, during 2004, our managed vessel fleet was reduced by one vessel bringing the total managed vessels to seven as of March 31, 2005. The following table summarizes the fleet changes since December 31, 2003:

		Bareboat
	Owned	Chartered	Managed	Total
	Vessels	Vessels	Vessels	Fleet

January 1, 2004	47	1	8	56
Newbuild Program	1	—	—	1
Vessel Purchase	1	—	—	1
Vessel Sales	(4)	—	—	(4)
Vessel Additions	—	—	1	1
Vessel Returns	—	(1)	(2)	(3)

December 31, 2004	45	0	7	52
Newbuild Program	2	—	—	2

March 31, 2005	47	0	7	54

Vessel Classifications
      Offshore support vessels generally fall into seven functional classifications derived from their primary or predominant operating characteristics or capabilities. However, these classifications are neither precise nor rigid, and it is not unusual for a vessel to fit into more than one of the categories. These functional classifications are:

•	Platform Supply Vessels, or PSVs, serve drilling and production facilities and support offshore construction and maintenance work. They are differentiated from other offshore support vessels by their cargo handling capabilities, particularly their large capacity and versatility. PSVs utilize space on deck and below deck and are used to transport supplies such as fuel, water, drilling fluids, equipment and provisions. PSVs range in size from 150’ to 200’. Large PSVs, or LgPSVs, range up to 300’ in length, with a few vessels somewhat larger, and are particularly suited for supporting large concentrations of offshore production locations because of their large, clear after deck and below deck capacities. The majority of the LgPSVs we operate function primarily in this classification but are also capable of service in construction support.

•	Anchor Handling, Towing and Supply Vessels, or AHTS, are used to set anchors for drilling rigs and tow mobile drilling rigs and equipment from one location to another. In addition, these vessels typically can be used in limited supply roles when they are not performing anchor handling and towing services. They are characterized by shorter after decks and special equipment such as towing winches. Vessels of this type with less than 10,000 brake horsepower, or BHP, are referred to as small AHTS vessels, or SmAHTS, while AHTS vessels in excess of 10,000 BHP are referred to as large AHTS vessels, or LgAHTS. The most powerful North Sea Class AHTS vessels have up to 25,000 BHP. All our AHTS vessels can also function as PSVs.

•	Construction Support Vessels are vessels such as pipe-laying barges or specially designed vessels, such as pipe carriers, used to transport the large cargos of material and supplies required to support the construction and installation of offshore platforms and pipelines. A large number of our LgPSVs also function as pipe carriers. Our North Sea fleet has the distinction of being one of the only significant concentration of pipe carrier capable vessels outside of Scandinavian control.

•	Standby Rescue Vessels, or Stby, perform a safety patrol function for an area and are required for all manned locations in the United Kingdom sector of the North Sea. These vessels typically remain on station to provide a safety backup to offshore rigs and production facilities and carry special equipment to rescue personnel. They are equipped to provide first aid and shelter and, in some cases, also function as supply vessels.

•	Crewboats, or Crew, transport personnel and cargo to and from production platforms and rigs. Older crewboats (early 1980s build) are typically 100’ to 120’ in length and are designed for speed and to transport personnel. Newer crewboat designs are generally larger, 130’ to 185’ in length and can be longer with greater cargo carrying capacities. They are used primarily to transport cargo on a time-sensitive basis. Vessels in this category are often called fast supply vessels, or FSV. We do not currently operate any vessels in this category.

•	Specialty Vessels, or SpV, generally have special features to meet the requirements of specific jobs. The special features can include large deck spaces, high electrical generating capacities, slow controlled speed and varied propulsion thruster configurations, extra berthing facilities and long-range capabilities. These vessels are primarily used to support FPSOs, diving operations, ROVs, survey operations and seismic data gathering, as well as oil recovery, oil spill response and well stimulation. Some of our owned vessels frequently provide specialty functions, and two managed vessels are currently chartered for specialty functions.

•	Utility Vessels are typically 90’ to 150’ in length and are used to provide limited crew transportation, some transportation of oilfield support equipment and, in some locations, standby functions. We do not currently operate any vessels in this category.
Markets

The North Sea Market
      We define the North Sea market as offshore Norway, Denmark, the Netherlands, Germany, Great Britain and Ireland, the Norwegian Sea and the area West of Shetlands. Historically, this has been the most demanding of all exploration frontiers due to harsh weather, erratic sea conditions, significant water depth and long sailing distances. Exploration and production operators in the North Sea market have typically been large and well-capitalized entities (such as major oil companies and state-owned oil companies), in large part because of the significant financial commitment required in this market. Recently, however, there have been a number of independent operators who have begun to develop fields in the North Sea or who have made significant acquisitions from the major oil companies with plans to further develop these properties. Projects in the North Sea tend to be fewer in number but larger in scope, with longer planning horizons than projects in regions with less demanding environments such as the Gulf of Mexico. Due to these factors, vessel demand in the North Sea has generally been stable and less susceptible to abrupt swings than vessel demand in other regions.
      This market can be broadly divided into three areas: exploration, production platform support and field development or construction. Support of the more volatile exploration segment of the market represents the primary demand for AHTS vessels. While supply vessels support the exploration segment, they also support the production and field construction segments, which generally are not affected by frequent short-term swings in demand. However, since AHTS vessels are capable of performing in a supply role, with the reduction in exploration and production activities starting in 2002 in the North Sea, many AHTS vessels have been available to compete in the supply vessel market and thus contributed to lower day rates in 2003 and through the third quarter of 2004.
      Our North Sea based fleet is oriented toward supply vessels which work in the more stable segments of production platform support and field development or construction, and includes 30 owned vessels (21 PSVs, four AHTS vessels, and five SpVs) and seven managed PSV vessels. Onshore bases in Aberdeen, Scotland, Liverpool, England and Sandnes, Norway support these vessels. Vessels that are based in the North Sea but operate temporarily out of the region, such as the two vessels currently operating in India and the one vessel operating in the Congo, are included in the North Sea vessel count and related statistics, unless deployed to one of our other regions under long-term contracts.
      The North Sea market was generally a very stable market from the early-1990’s through late in 2001 with minor periods of disruption caused by fluctuating expenditures for oil and natural gas exploration and development, primarily by the major oil companies that dominated this market. In late 2000, commodity prices and increased drilling activity resulted in improved vessel utilization and day rates through 2001 and into the first part of 2002. Subsequent to the terrorist attacks on September 11, 2001, both oil and natural gas prices remained significantly higher; however, despite these higher commodity price levels, exploration and development activity in the region did not increase accordingly. At the same time, there was an increase in the number of newbuild vessels delivered into the market in 2002-2004 which resulted in the lowest utilization in the region in the last decade during the period 2003-2004. While the number of high capacity vessels in this market has remained fairly constant over the last ten years at approximately two hundred, there have been over three hundred vessels of the same design capacity delivered which have gone into service in other international markets or displaced older equipment in the North Sea. These displaced vessels have subsequently mobilized to other international markets, either permanently or for temporary assignments.
      There was also a transformation in the customer base in the region that began in 2003 and continued throughout 2004 as the major oil and natural gas companies disposed of prospects and mature producing properties in the North Sea to independent oil and natural gas companies. This was in part caused by legislative initiatives in the U.K., which made these properties attractive to the independents. The independent companies typically had shorter horizons with regard to exploration and development activities than the major oil and natural gas companies, which in turn resulted in a decline in the availability of long-term contracts for vessel services at economically attractive day rates. The consequence of this transformation and curtailment of activities by the major companies was an increase in the number of vessels available in the spot market which in turn depressed both utilization of vessels and day rates. In the second quarter of 2004, an increase in long-term drilling rig contracts was evidenced in the North Sea, particularly in the Norwegian sector, which specifically related to the opening of the Barent Sea to exploration activities by the Norwegian government. In addition, several large projects including the Orman Lange, Snovhit and Alvheim Field developments resulted in the oil and gas companies that contracted the drilling rigs to tender for vessel services in support for these rigs. Late in the third quarter of 2004, utilization and day rates for vessels in the region began to improve with some consistency throughout the balance of 2004.
      This region typically has weaker periods in the winter months of December-February; however, with a few exceptions, utilization and day rates have remained strong throughout these months. Visibility with regard to vessel demand over the balance of 2005 and into 2006 is directly related to drilling and development activities in the region as well as construction work required in support of these activities and demands outside of the region which will draw vessels to other international markets. Geopolitical events, the demand for oil and gas in both mature and emerging countries and a host of other factors will influence the expenditures of both independent and major oil and gas companies in the near term; however, based on current conditions and the available information regarding future drilling plans for the region, we anticipate a consistent market throughout the balance of 2005 and into the first half of 2006.
      The demand for existing vessels outside of the North Sea and the expanded role for deepwater projects in worldwide locations has continued to lead to migrations of vessels to other operating areas. As 2002 was coming to a close, we mobilized three vessels from the North Sea to other operating areas. The Highland Legend went to Southeast Asia, the Highland Piper went to Brazil and the newly delivered Highland Bugler went to India. In 2003, the North Crusader mobilized to Brazil as a front-runner for the Brazilian vessel under construction and the Highland Drummer mobilized to India along with a managed vessel. In 2004, we have mobilized the Highland Warrior on a four year contract and North Stream on a two year contract to Brazil. The Highland Patriot went to Southeast Asia where we gained higher utilization. We also brought the Highland Bugler and the Highland Piper back to the North Sea after completion of contracts in India and Brazil respectively. Late in 2004 and after the delivery of the Austral Abrolhos in Brazil the North Crusader left the region and initially went to West Africa where it is working on a short term exploration project. All of these vessel movements have been undertaken to take advantage of contract opportunities or to place the vessels where there were improved opportunities for contracts. It is our intent to continue to seek opportunities for term work at attractive rates outside of the North Sea while preserving our capability to take advantage of market potential in the North Sea region.

The Southeast Asia Market
      We define the Southeast Asia market as offshore Asia bounded roughly on the west by the Indian subcontinent and on the north by China. This market includes offshore Brunei, Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. The design requirements for vessels in this market are generally similar to the requirements of the shallow water Gulf of Mexico. However, advanced exploration technology and rapid growth in energy demand among many Pacific Rim countries have led to more remote drilling locations, which has increased both the overall demand in this market and the technical requirements for vessels. We believe that a number of exploration and production projects planned or underway could increase the future demand for offshore marine services in the Southeast Asia market.
      The Southeast Asia market differs country by country, but the competitive environment is broadly characterized by a large number of small companies, in contrast to many of the other major offshore exploration and production areas of the world, where a few large operators dominate the market. Affiliations with local companies are generally necessary to maintain a viable marketing presence. Our management has been involved in the region since the mid-1970s, and we currently maintain long-standing business relationships with a number of local companies. We currently have ten vessels deployed in this market.
      Vessels in this market are typically smaller than those operating in areas such as the North Sea. Yet, the varying weather conditions, annual monsoons and long distances between supply centers in Southeast Asia have allowed for a variety of vessel designs to compete in this market, each suited for a particular set of operating parameters. Vessels designed for the Gulf of Mexico and other areas where moderate weather conditions prevail have historically made up the bulk of the Southeast Asian fleet. In the middle part of the 1990s, there was pressure (most notably from Malaysia) to upgrade offshore vessel capabilities by establishing limits on the age of vessels working in certain countries’ territorial waters and encouraging construction of new vessels designed to operate in this region. Demand for larger, newer and higher specification vessels is developing in the region where deepwater projects occur or where oil and gas companies employ larger fleets of vessels. This development led us to mobilize the Highland Legend from the North Sea to this market in late 2002 and the Highland Patriot in early 2004 to meet the changing market in the region, as both of these vessels are larger than the typical vessels of the region. We sold three vessels serving in our Southeast Asia fleet, the Seawitch and the Seawhip in July 2004 and the Sea Conquest in September 2004.
      Changes in supply and demand dynamics have led at times to an excess number of vessels in markets such as the Gulf of Mexico. It is possible that vessels currently located in the Arabian/ Persian Gulf area, West Africa or the Gulf of Mexico could relocate to Southeast Asia. Not all vessels currently located in those regions would be able to operate in Southeast Asia. Furthermore, transferring a vessel from the Gulf of Mexico to this region would involve a significant cash and opportunity cost. During 2003, and the first half of 2004 when this market was stronger than other markets, movement of vessels into Southeast Asia became more of a factor in the supply/ demand equation. However, in the latter stages of 2004 the continued strength in West Africa and the Middle East resulted in vessels leaving the area for these locations.
      Indonesia is the only member of OPEC in the region. Oil and natural gas exploration activity in Indonesia has historically focused on oil exploration. Several large projects have now been identified that would exploit gas reserves as well as convert gas into liquefied natural gas for shipment to other areas of the world where gas demand is anticipated to continue to grow. Indonesian-based operations utilize the largest number of service vessels in the region. Demand in Indonesia has seen a number of peaks and valleys during the past decade, but over the last several years has remained relatively constant with utilization levels remaining relatively high and day rates steady. We currently have one vessel operating in Indonesia for a major oil and natural gas company.

The Americas Market
      We define the Americas market as offshore North, Central and South America. Historically, our activity in the Americas has been in Brazil; however, we currently have two vessels in transit to Mexico to fulfill a contact with Pemex.
      Similar to the North Sea, the Brazilian market requires highly sophisticated vessels due to the harsh operating environment. We have experienced success in meeting the market requirements through owned, managed and bareboat chartered vessels and will look to our existing and newbuild fleet to meet the expanding demand for vessels in this important market.
      Over the last several years, the Brazilian government has opened up the petroleum industry to private investment. The early bid rounds resulted in extensive commitments by major international oil companies and consortiums of independents, many of whom have explored and to some extent will continue to explore the offshore blocks awarded in the lease sales. This has created a demand for deepwater AHTS vessels to some extent and PSV vessels in support of the drilling and exploration activities that has been met primarily from mobilization of vessels from other regions. In addition, Petrobras, the Brazilian national oil company, continues to expand operations which has created, and could continue to create, additional demand for offshore support vessels. We have been active in bidding on additional work with both Petrobras and the consortiums with the recent success resulting in the contract awards for the North Stream, the Highland Warrior and the Austral Abrolhos.
      Currently, we operate five vessels in this region, including the Brazilian newbuild Austral Abrolhos, which was delivered in September 2004 and is contracted through October 2009 to Enterprise Oil do Brasil Ltda., a subsidiary of the Royal Dutch/ Shell Group, in support of its Brazilian program in the Campos Basin. The Seapower has been operating in Brazil since 1995 under a contract with Petrobras, which runs into October 2005. The Highland Scout has been contracted to Petrobras since January 2000 and is contracted into April 2007. The Highland Warrior and the North Stream were mobilized to the region during 2004 and are contracted through August 2008 and June 2006, respectively. The North Crusader, which had been used as a front-runner for the Austral Abrolhos, mobilized to West Africa, and the Highland Piper completed its contract with Petrobras and mobilized back to the North Sea.
      We have contracted the two new build vessels, Coloso and Titan, under five-year primary-term contracts to Pemex in the Gulf of Mexico. This represents our first entry into the Gulf of Mexico market with Pemex and is anticipated to create additional opportunities in the Gulf of Mexico in the future as Pemex increases the size and capability of the vessel fleet required to support their drilling operations. The vessels are scheduled to arrive in Mexico from the shipyard in Singapore and begin their contracts late in the second quarter of 2005.

Other Markets
      We have contracted our vessels outside of our operating segment regions principally on short-term charters in places such as West Africa and the Mediterranean region. We currently have a managed vessel in addition to one of our owned vessels working in support of drilling operations in India and one of our owned vessels operating in the Congo. We look to our core markets for the bulk of our term contracts; however, when the economics of a contract are attractive, or we believe it is strategically advantageous, we will operate our vessels in markets outside of our core regions.
New Vessel Construction Program
      During 2000, we committed to the construction of nine new North Sea class vessels with a Norwegian shipbuilder. This shipyard previously constructed several of our other newbuilds including the UT 755 design PSVs. The newbuild program included six PSVs and three AHTSs, with all vessels designed to be multi-functional in that they are capable of supporting underwater ROV operations as well as traditional offshore support operations. All of the vessels were built to Rolls Royce/ Ulstein specifications and included two UT 745 PSVs, four UT 755 PSVs and three UT 722L AHTS vessels. All of these vessels have been delivered on time and within budget.
      Additionally, we contracted with the Norwegian shipyard’s Brazilian affiliate for the construction of an SpV for an estimated cost of $24.0 million. This vessel, the Austral Abrolhos, was delivered in September 2004. In December of 2003, we entered into a contract with a shipyard in Singapore to build two 6,000 horsepower AHTS vessels pursuant to a contract with our joint venture partner in Mexico for Pemex. These two vessels, that cost approximately $22.0 million, were delivered in March 2005. As of the end of 2004, we have spent $226.0 million on these programs, including $88.2 million in 2003 and $23.5 million in 2004. The following table outlines the cost and contracted delivery schedule of the program:
Delivered Vessels

	Vessel		Cost
Vessel	Type	Delivery Date	(millions)

UT 755L (Highland Fortress)	PSV	July 12, 2001	$14.0
UT 745 (Highland Navigator)	PSV	February 27, 2002	18.8
UT 745 (North Mariner)	PSV	February 28, 2002	19.7
UT 755 (Highland Bugler)	PSV	October 15, 2002	12.8
UT 722L (Highland Courage)	AHTS	December 12, 2002	30.8
UT 755L (Highland Eagle)	PSV	March 20, 2003	14.9
UT 755 (Highland Monarch)	PSV	July 2, 2003	12.9
UT 722L (Highland Valour)	AHTS	July 2, 2003	30.3
UT 722L (Highland Endurance)	AHTS	December 5, 2003	30.2
UT 719-2 (Austral Abrolhos)	SpV	September 6, 2004	24.0
Coloso	AHTS	March 9, 2005	11.0
Titan	AHTS	March 18, 2005	11.0

Total Delivered Vessel Cost			$230.4

Our Fleet
      Our existing fleet as of March 31, 2005 is 54 vessels, including the two vessels transitioning to Mexico. Of these vessels, 47 are owned by us (see table below) and seven are under management for other owners.

		Type			Length	BHP	DWT
Fleet	Vessel	(a)	Flag	Delivery	(feet)	(b)	(c)

NORTH SEA BASED
	Highland Bugler	LgPSV	UK	2002	221	5,450	3,115
	Highland Champion	LgPSV	UK	1979	265	4,800	3,910
	Highland Citadel	LgPSV	UK	2003	236	5,450	3,200
	Highland Drummer	LgPSV	UK	1997	221	5,450	3,115
	Highland Eagle	LgPSV	UK	2003	236	5,450	3,200
	Highland Fortress	LgPSV	UK	2001	236	5,450	3,200
	Highland Monarch	LgPSV	UK	2003	221	5,450	3,115
	Highland Navigator	LgPSV	UK	2002	275	9,600	4,250
	Highland Pioneer	LgPSV	UK	1983	224	5,400	2,500
	Highland Piper	LgPSV	UK	1996	221	5,450	3,115
	Highland Pride	LgPSV	UK	1992	265	6,600	3,080
	Highland Rover	LgPSV	UK	1998	236	5,450	3,200
	Highland Star	LgPSV	UK	1991	265	6,600	3,075
	North Challenger	LgPSV	Norway	1997	221	5,450	3,115
	North Fortune	LgPSV	Norway	1983	264	6,120	3,366
	North Mariner	LgPSV	Norway	2002	275	9,600	4,400
	North Prince	LgPSV	UK	1978	259	6,000	2,717
	North Traveller	LgPSV	Norway	1998	221	5,450	3,115
	North Truck	LgPSV	Norway	1983	265	6,120	3,370
	North Vanguard	LgPSV	Norway	1990	265	6,600	4,000
	Safe Truck	LgPSV	UK	1996	221	5,450	3,115
	Highland Courage	AHTS	UK	2002	260	16,320	2,750
	Highland Endurance	AHTS	UK	2003	260	16,320	2,750
	Highland Valour	AHTS	UK	2003	260	16,320	2,750
	North Crusader	AHTS	Panama	1984	236	12,000	2,064
	Clwyd Supporter	SpV	UK	1984	266	10,700	1,350
	Highland Spirit	SpV	UK	1998	202	6,000	1,800
	Highland Sprite	SpV	UK	1986	194	3,590	1,442
	Sefton Supporter	SpV	UK	1971	250	1,620	1,219
	Sentinel	SpV	Norway	1979	266	4,600	4,141
SOUTHEAST ASIA BASED
	Highland Guide	LgPSV	Panama	1999	218	4,640	2,800
	Highland Legend	PSV	Panama	1986	194	3,600	1,442
	Highland Patriot	LgPSV	Panama	1982	233	4,800	2,649
	Sea Diligent	SmAHTS	Panama	1981	192	4,610	1,219
	Sea Eagle	SmAHTS	Panama	1976	185	3,850	1,215
	Sea Endeavor	SmAHTS	Panama	1981	191	3,900	1,000
	Sea Explorer	SmAHTS	Panama	1981	192	5,750	1,500
	Sea Searcher	SmAHTS	Panama	1976	185	3,850	1,215
	Sem Courageous	SmAHTS	Malaysia	1981	191	3,900	1,220
	Sem Valiant	SmAHTS	Malaysia	1981	191	3,900	1,220
AMERICAS BASED
	Austral Abrolhos(d)	AHTS	Brazil	2004	215	7,100	2,000
	Highland Scout	LgPSV	Panama	1999	218	4,640	2,800
	Highland Warrior	LgPSV	Panama	1981	265	5,300	4,049
	North Stream	LgPSV	Norway	1998	276	9,600	4,585
	Seapower	SpV	Panama	1974	222	7,040	1,205
	Coloso(e)	SmAHTS	Mexico	2005	196	5,916	1,674
	Titan(e)	SmAHTS	Mexico	2005	196	5,916	1,674

(a)	Legend:	LgPSV — Large platform supply vessel	AHTS — Anchor handling, towing and supply vessel
		PSV — Platform supply vessel	SmAHTS — Small anchor handling, towing and supply vessel
SpV — Specialty vessel, including towing and oil spill response

(b)	Brake horsepower.

(c)	Deadweight tons.

(d)	The Austral Abrolhos is subject to an annual right of its charterer to purchase the vessel during the term of the charter at a purchase price in the first year of $26.75 million declining to an adjusted purchase price of $12.9 million in the thirteenth year. The charter commenced May 2, 2003 when a front runner vessel began the charter and, subject to the charterer’s right to extend, terminates May 2, 2016.

(e)	Mobilizing to Mexico.

The table above does not include seven managed vessels.
Customers, Contract Terms and Competition
      Our principal customers are major integrated oil companies and large independent oil and natural gas exploration and production companies working in international markets, and foreign government owned or controlled oil companies, as well as companies that provide logistic, construction and other services to such oil companies and foreign government organizations. The contracts are industry standard time charters involving several of our vessels for periods ranging from a few days or months to more than a year. While certain contracts do contain cancellation provisions, the contracts are generally not cancelable except for unsatisfactory performance by the vessel. During 2004, under multiple contracts in the ordinary course of business, one customer, Petrobras, accounted for 10.3% of total consolidated revenues. No other single customer accounted for 10% or more of our total consolidated revenues for 2004.
      Contract or charter durations vary from single-day to multi-year in length, based upon many different factors that vary by market. Additionally, there are “evergreen” charters (also known as “life of field” or “forever” charters), and at the other end of the spectrum, there are “spot” charters and “short duration” charters, which can vary from single voyage to charters of less than six months. Longer duration charters are more common where equipment is not as readily available or specific equipment is required. In the North Sea, multi-year charters have been more common, and we believe that term charters constitute a significant portion of the market. Term charters in Southeast Asia are currently somewhat less common than in the North Sea and generally are two years or shorter in length. In addition, charters for vessels in support of floating production are typically “life of field” or “full production horizon charters.” Because of options and frequent renewals, the stated duration of charters may have little correlation with the length of time the vessel is actually contracted to a particular customer.
      In the past we have bareboat chartered vessels. Bareboat charters are contracts for vessels, generally for a term in excess of one year, whereby the owner transfers all market exposure for the vessel to the charterer in exchange for an arranged fee. The charterer has the right to market the vessel without direction from the owner. Currently, however, we have no bareboat chartered vessels in our fleet.
      Managed vessels add to the market presence of the manager but provide limited direct financial contribution. Management fees are typically based on a per diem rate and are not subject to fluctuations in the charter hire rates. The manager is typically responsible for disbursement of funds for operating the vessel on behalf of the owner. Depending on the level of service provided by the manager, fees for services are generally less than $10,000 per month per vessel. Currently, we have seven vessels under management.
      Substantially all of our charters are fixed in British Pounds, Norwegian Kroner and U.S. Dollars. We attempt to reduce currency risk by matching each vessel’s contract revenue to the currency in which its operating expenses are incurred. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Currency Fluctuations and Inflation.”
      We compete with approximately 10-15 companies in the North Sea market and numerous small and large competitors in the Southeast Asia market principally on the basis of suitability of equipment, price and service. Also, in certain foreign countries, preferences are given to vessels owned by local companies. We have attempted to mitigate some of the impact of such preferences through affiliations with local companies. Some of our competitors have significantly greater financial resources than we do.
Fleet Availability
      A portion of our available fleet is committed under contracts of various terms. The following table outlines the percentage of our forward days under contract as of March 1, 2004, and March 1, 2005:

	As of March 1, 2005		As of March 1, 2004

	2005 Vessel	2006 Vessel	2004 Vessel	2005 Vessel
	Days	Days	Days	Days

North Sea Based Fleet	61.3%	40.6%	39.3%	37.9%
Southeast Asia Based Fleet	59.9%	12.7%	34.1%	13.4%
Americas Based Fleet	96.6%	78.5%	89.9%	55.7%
Overall Fleet	65.8%	40.3%	43.2%	32.9%
      These commitments provide us with a forward view of vessel income in the respective periods based on the contract rates that are in effect on each of the contracts comprising the forward days less the estimated costs of operating the vessels in each geographical area. The increase in the percentage of contracted days at March 1, 2005, as compared to March 1, 2004, for the current year and one year forward, is primarily a reflection of increased drilling and exploration activity in late 2004 and continuing into 2005, which resulted in higher demand for support vessels. This increase in demand resulted in more long-term (greater than one year) contracts at day rates we deem to be acceptable.
Environmental and Government Regulation
      We must comply with extensive government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where our vessels operate and/or are registered. These conventions, laws and regulations govern matters of environmental protection, worker health and safety, vessel and port security and the manning, construction and operation of vessels. We believe that we are in material compliance with all applicable laws and regulations. The International Maritime Organization, or IMO, recently made the regulations of the International Safety Management Code, or ISM Code, mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and vessel certifications which became effective on July 1, 2002. IMO has recently adopted the International Ship & Port Facility Security Code, or ISPS Code, which became effective on July 1, 2004. The ISPS Code provides that owners or operators of certain vessels and facilities must provide security and security plans for their vessels and facilities and obtain appropriate certification of compliance. We believe all of our vessels presently are certificated in accordance with ISPS Code. The risks of incurring substantial compliance costs, liabilities and penalties for non-compliance are inherent in offshore marine operations. Compliance with environmental, health and safety laws and regulations increases our cost of doing business. Additionally, environmental, health and safety laws change frequently. Therefore, we are unable to predict the future costs or other future impact of these laws on our operations. There is no assurance that we can avoid significant costs, liabilities and penalties imposed as a result of governmental regulation in the future. See “Risk Factors — Government regulation and environmental risks reduce our business opportunities and increase our costs.”
Operational Risks and Insurance
      Our operations are subject to various operating hazards and risks, including:

•	catastrophic marine disaster;

•	adverse sea and weather conditions;

•	mechanical failure;

•	navigation errors;

•	collision;

•	oil and hazardous substance spills, containment and clean up;

•	labor shortages and strikes;

•	damage to and loss of drilling rigs and production facilities; and

•	war, sabotage and terrorism risks.
      These risks present a threat to the safety of personnel and to our vessels, cargo, equipment under tow and other property, as well as the environment. We could be required to suspend our operations or request that others suspend their operations as a result of these hazards. Third parties may have significant claims against us for damages due to personal injury, death, property damage, pollution and loss of business.
      We maintain customary insurance coverage for casualty and liability risks. We have renewed our primary insurance program for the insurance year 2005-2006. We believe our insurance is adequate, and we have never experienced a loss in excess of policy limits. There is no assurance that our insurance coverage will be available, or affordable in the future, and if available whether it will be adequate to cover future claims that may arise. See “Risk Factors — We are subject to hazards customary for the operation of vessels that could adversely affect our financial performance if we are not adequately insured or indemnified” and “Risk Factors — Substantially all our revenues are derived from our international operations and those operations are subject to government regulation and operating risks.”
Foreign Operations
      During the past five years, we derived substantially all of our revenues from foreign sources. We therefore face risks inherent in conducting business internationally, such as:

•	foreign currency exchange fluctuations or imposition of currency exchange controls;

•	legal and governmental regulatory requirements;

•	potential vessel seizure or nationalization of assets;

•	import-export quotas or other trade barriers;

•	difficulties in collecting accounts receivable and longer collection periods;

•	political and economic instability;

•	potentially adverse tax consequences;

•	difficulties and costs of staffing and managing international operations; and

•	language and cultural differences.
      In the past, these conditions or events have not materially affected our operations. However, we cannot predict whether any such conditions or events might develop in the future. Also, we organized our subsidiary structure and our operations in part based on certain assumptions about various foreign and domestic tax laws, currency exchange requirements and capital repatriation laws. While we believe our assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If our assumptions are incorrect, or if the relevant countries change or modify such laws or the current interpretation of such laws, we may suffer adverse tax and financial consequences, including the reduction of cash flow available to meet required debt service and other obligations. Any of these factors could materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

Seasonality of Business
      The operations of our fleet are subject to seasonal factors. Operations in the North Sea are generally at their highest level during the months from April to August and at their lowest levels during November to February. During the last quarter of 2004 and the first several months of 2005, this typical pattern has not been evident as the demand for vessels in the region has been higher than in previous years during this period. Vessels operating in Southeast Asia are generally at their lowest utilization rates during the monsoon season, which moves across the Asian continent between September and early March. The actual monsoon season for a specific Southeast Asian location is about two months. In addition, operations in any market may be affected by unusually long or short construction seasons due to, among other things, abnormal weather conditions.
Internal Controls

Period Ended as of December 31, 2004

Disclosure Controls and Procedures
      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of December 31, 2004. As described below, we have identified material weaknesses in our internal control over financial reporting. As a result of these material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, our disclosure controls and procedures were not effective.
      In light of these material weaknesses, in preparing its financial statements as of and for the fiscal year ended December 31, 2004, we performed additional analyses and other post-closing procedures in an effort to ensure that our consolidated financial statements included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 were prepared in accordance with generally accepted accounting principles. Ernst & Young LLP’s report, dated March 31, 2005, expressed an unqualified opinion on our consolidated financial statements. Additionally, during the first quarter of 2005, we began to implement additional controls and procedures, as discussed below, that are intended to remediate the material weaknesses that existed as of December 31, 2004.

Management’s Annual Report on Internal Control over Financial Reporting
      Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, and in making this assessment, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in accordance with the standards of the Public Company Accounting Oversight Board (United States). Based on this assessment, management identified three material weaknesses as of December 31, 2004. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      A material weakness was identified related to the financial statement close process, including insufficient controls over properly analyzing and reconciling intercompany accounts, maintaining appropriate support and analyses of certain non-routine accruals, properly analyzing certain deferred cost accounts, and properly assessing the accounting and reporting implications related to new contractual agreements. Management identified a second material weakness related to the accounting for the effects of foreign currencies, including insufficient controls over the analysis of the foreign currency translation and transaction impact of intercompany amounts, as well as amounts owed to third parties denominated in non-functional currencies. A third material weakness was identified by management related to accounting for income taxes associated with new international operations, including insufficient controls over the proper identification and application of the relevant Brazilian tax rules to the calculation of the tax provision of our new Brazilian operations. Our lack of adequate accounting and tax resources, in terms of size, technical expertise and institutional knowledge (due to unusually high levels of personnel turnover in the finance and accounting organization) to address certain of the financial and tax reporting aspects of our multi-national operations, was the underlying cause of these material weaknesses.
      As a result of these material weaknesses, we recorded adjustments prior to the issuance of our 2004 consolidated financial statements. The adjustments primarily affected non-routine accruals, deferred cost accounts, the measurement of the foreign currency translation and transaction impact of intercompany accounts, deferred taxes and the tax provision related to our new Brazilian operations, including, as applicable, the corresponding income statement accounts.

Remediation of the Material Weaknesses in Internal Control over Financial Reporting
      To remediate these material weaknesses, in the first quarter of 2005, our management began to implement a remediation program, including the establishment of additional controls, that is intended to strengthen our internal controls over financial reporting generally and to specifically address the identified material weaknesses. This program and the enhanced controls currently include:

•	Financial statement close process. We have enhanced our corporate accounting function by creating and filling several new positions, including those of Accounting Manager and Assistant Controller-Financial Reporting, to provide greater review and analysis of financial results at both the corporate and subsidiary levels. In addition, the newly hired staff also bring experience in international financial statement preparation, as well as skills related to the review and analysis of complex accounting transactions in large multi-national companies. We also hired an outside consultant to, among other things, evaluate and assist us in establishing improved controls over the process associated with intercompany transactions. The consultant will assist in the training of the new and existing personnel in the execution of the controls and processes so established.

•	Translation and transaction effects of foreign currency exchange. We have engaged an outside consultant to analyze the foreign currency impact of our intercompany and third party transactions. In addition, the consultant will also train our staff to identify, segregate, analyze and measure the foreign currency impact on these transactions in the future. We are also in the process of reviewing the capability of our system to automate the calculation and recording of foreign currency effects at the transaction level. These steps will enable the appropriate measurement of the foreign currency translation and transaction impact on the consolidated financial statements.

•	Taxes related to new Brazilian operations. We have hired a Corporate Tax Manager, an individual that has over ten years experience with an accounting firm, separate from our independent registered public accounting firm, in international tax matters with a variety of multi-national clients. This individual will analyze and monitor the related taxes in all the taxing jurisdictions in which we operate. We have in the past used, and we intend to continue to use, third-party tax service providers for the more complex areas of our income tax accounting. The addition to the staff will enable an appropriate level of research, analysis and review of complex international tax issues related to our existing and future tax jurisdictions.
      We will continue to assess the adequacy of our finance and accounting organization, both in terms of size and US GAAP and tax expertise, in the future.
      Management believes that these actions and resulting improvement in controls will generally strengthen our disclosure controls and procedures, as well as our internal control over financial reporting, and will, over time, address the material weaknesses that we identified in our internal control over financial reporting as of December 31, 2004. However, because many of the remedial actions we have undertaken are very recent and because they relate, in large part, to the hiring of additional personnel and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, several fiscal quarters will likely be required prior to management being able to conclude that the material weaknesses have been eliminated.
      To date, we estimate that these remedial steps relating to the material weaknesses identified for the period ended December 31, 2004 have cost us approximately $300,000 in out-of-pocket costs, excluding the reallocation of internal resources. We expect that we will spend approximately $150,000 more to remediate these issues, excluding the reallocation of internal resources.

Report of our Independent Registered Public Accounting Firm
      Our independent registered public accounting firm audited management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the three material weaknesses identified in management’s assessment. Our independent registered public accounting firm considered that these material weaknesses could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our independent registered public accounting firm’s audit of our 2004 financial statements, but their report on our management’s assessment of internal controls did not affect our independent registered public accounting firm’s report dated March 31, 2005 on our financial statements.
      In the opinion of our independent registered public accounting firm, our assessment that we did not maintain effective internal control over financial reporting as of December 31, 2004, was fairly stated, in all material respects, based on the COSO control criteria. Also, in our independent registered public accounting firm’s opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, we did not maintain effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.
Period Ended as of September 30, 2004
      During the review of our third quarter results, our independent registered public accounting firm identified internal control deficiencies related to the complexity of our multinational operations. These deficiencies were considered by our independent registered public accounting firm to be material weaknesses, which, if not corrected, could result in a material misstatement of our annual or interim financial results. Our independent registered public accounting firm concluded that we needed to evaluate our resources, processes and controls to implement improvements in our internal controls surrounding our financial statement close process. That conclusion was based on several adjustments that were made in the course of their quarterly review that, in their view, should have been identified and resolved by us as part of the financial statement close process.
      The adjustments made in the third quarter 2004 involved:

•	our foreign tax provision in Norway,

•	our allowance for bad debts, and

•	our accrued liabilities related to indirect labor costs in the North Sea.
      Our independent registered public accounting firm notified us that in connection with these material weaknesses, we needed to implement certain improvements to our financial statement close process, specifically the evaluation of the related resources, processes and controls.
      In response to this notification, we have taken steps to improve our financial statement close process, and have evaluated the related resources, processes and controls as follows:

•	Foreign Tax Provision. We have engaged an outside tax advisor separate from our independent registered public accounting firm to assist us with the tax considerations resulting from our multinational operations. We have subscribed to an online accounting research tool, which will be utilized to research complex accounting issues. A part-time Assistant Controller has been replaced with a full-time employee. With these steps we took steps to remediate the deficiencies in our foreign tax provision close process. We continue to remediate this deficiency in light of the new material weakness identified for the period ending December 31, 2004 relating to our new Brazilian operations.

•	Allowance for Bad Debts. We have developed a written corporate policy regarding the allowance for doubtful accounts receivables for significantly aged receivables that the Audit Committee has approved and that we have implemented as of December 31, 2004. This more formalized policy ensures there is a critical review of our aged accounts receivable to evaluate the collectibility of our receivables and to establish appropriate allowances for bad debt. The newly adopted policy formalizes a previous practice of reviewing each account receivable that is six months old or more to determine whether, under the facts and circumstances, an allowance for bad debt should be established. In addition, the new policy, unlike previous practice, mandates that a reserve for bad debt must be established if an account receivable is outstanding a year or more. The amount of such reserve to be established by management is based on the facts and circumstances relating to the particular customer. Our previous practice did not require that a reserve for bad debt be established if an account receivable was outstanding one year or more unless management believed it was appropriate under the facts and circumstances. Since our exposure to foreign government-owned and controlled oil companies, as well as companies that provide logistics, construction or other services to oil and gas companies, may result in longer payment terms, management intends to continue to meet with customers that have significant aged receivables to assess the recovery of all receivables. We have implemented this policy and believe the allowance for bad debt control deficiency has been resolved.

•	Indirect Labor Costs. The material weakness occurred as a result of a lack of processes in place to reconcile accruals against our actual indirect labor costs. We have revised our processes to include a reconciliation of our accruals to actual indirect labor costs incurred at the end of each reporting period. These accruals will be reviewed and reconciled on an on-going basis. We now believe the indirect labor cost control deficiency has been resolved.

      We estimate that these remedial steps outlined above cost us approximately $100,000 in out-of-pocket costs, excluding the reallocation of internal resources.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. See also “Risk Factors — Risks Relating to Our Business — We have identified material weaknesses under the Sarbanes-Oxley Act relating to the effectiveness of our internal controls over financial reporting and we may identify additional material weaknesses in the future.”
Employees
      At March 31, 2005, we had approximately 1,085 employees located in the United States, the United Kingdom, Norway, Southeast Asia, India and Brazil. Through our contract with a crewing agency, we participate in the negotiation of collective bargaining agreements for approximately 871 contract crew members who are members of two United Kingdom unions under evergreen employment agreements with wages renegotiated annually in June. We have no other collective bargaining agreements; however, we do employ crew members who are members of national unions, but we do not participate in the negotiation of these collective bargaining agreements. Relations with our employees are considered satisfactory. To date, our operations have not been interrupted by strikes or work stoppages.

Properties
      Our principal executive offices are located in Houston, Texas. For local support, we have offices and warehouse facilities in: Singapore; Aberdeen, Scotland; Liverpool, England; Sandnes, Norway; and Macae, Brazil. All facilities, except one owned facility in Aberdeen, Scotland, are leased. Our operations generally do not require highly specialized facilities, and suitable facilities are generally available on a lease basis as required.
Legal Proceedings
      Various legal proceedings and claims that arise in the ordinary course of business may be instituted or asserted against us. Although the outcome of litigation cannot be predicted with certainty, we believe, based on discussions with legal counsel and in consideration of reserves recorded, that the outcome of these legal actions, if any, would not have a material adverse effect upon our consolidated financial position and results of our operations. We cannot predict whether any such claims may be made in the future.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information with respect to our executive officers and directors. Unless otherwise indicated, the business address for each person listed below is GulfMark Offshore, Inc., 10111 Richmond Ave., Suite 340, Houston, TX 77042, and each individual listed below is a citizen of the United States. All of the directors are elected annually.

Name	Age	Current Position

Peter I. Bijur	62	Director
David J. Butters	64	Chairman of the Board
Bruce A. Streeter	56	President and Chief Operating Officer, Director
Marshall A. Crowe	84	Director
Louis S. Gimbel, 3rd	76	Director
Sheldon S. Gordon	69	Director
Robert B. Millard	54	Director
Edward A. Guthrie	60	Executive Vice President — Finance, Chief Financial Officer, Secretary and Treasurer
John E. Leech	52	Executive Vice President — Operations
Carla S. Mashinski	42	Controller and Assistant Secretary
      Peter I. Bijur serves as a member of the Audit, Compensation Committees and Governance and Nominating Committees. Mr. Bijur is a former Chairman of the Board and Chief Executive Officer of Texaco Inc. He currently serves on the Strategic Advisory Council for the Gas Technology Institute and is a member of the Advisory Board of Proudfoot Consulting Company. He formerly served as a member of the Board of Trustees of Middlebury College and Mount Sinai-New York University Health Center.
      David J. Butters is Chairman of the Board and is a member of the Compensation Committee. He is a Managing Director of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings Inc., which may be deemed our affiliate, where he has been employed for more than the past five years. Mr. Butters is currently a director of the Board of Weatherford International, Inc. and Grant Prideco Inc. Mr. Butters has served as a director since our formation in 1996 and served as a director of GulfMark International, Inc., our predecessor from 1989 until May 1, 1997 when GulfMark International, Inc. was merged into Weatherford International, Inc.
      Marshall A. Crowe serves as a member of the Audit Committee. Since January 1978, Mr. Crowe has served as President of M. A. Crowe Consultants, Inc., providing consulting services in the energy and financial fields. For four years prior thereto, he was Chairman of the National Energy Board of Canada and was previously Chairman of the Board of Canada Development Corporation, which was engaged in the business of making equity investments in Canadian enterprises. Mr. Crowe is also of counsel at Johnston & Buchan, barristers and solicitors, Ottawa, Canada. From 1995 to 2003, Mr. Crowe was also a member of the Governing Board of Law Society of Ontario. Mr. Crowe has served as a director of the Company since its formation in 1996 and served as a director of our predecessor from 1978. Mr. Crowe is a Canadian citizen.
      Louis S. Gimbel, 3rd is a member of the Governance and Nominating Committee. He is Chief Executive Officer of S. S. Steiner, Inc., Chairman of the Board of Hops Extract Corporation of American and Manager of Stadelman Fruit LLC. Mr. Gimbel is also a director of the Board of Golden Gate Hop Ranches Inc. and Simon H. Steiner, Hopfen, GbmH. He has been employed by S.S. Steiner, Inc. for more than the past five years. S.S. Steiner, Inc. is engaged in the farming, trading, processing, importing and exporting of hops and other specialty crops. Mr. Gimbel has served as a director since our formation in 1996 and served as a director of our predecessor from 1970.

      Sheldon S. Gordon is a member of the Audit, Compensation Committees and Governance and Nominating Committees. He is Chairman of Union Bancaire Prive International Holdings, Inc. Mr. Gordon is currently a director of Ametek, Inc., Union Bancaire Prive, Holland Balanced Fund, and New York Eye & Ear Infirmary. Mr. Gordon has served as a director since February 2001.
      Robert B. Millard is a Managing Director of Lehman Brothers Inc., which is a subsidiary of Lehman Brothers Holdings Inc., which may be deemed our affiliate, where he has been employed for more than the past five years. Mr. Millard also serves as a Director of Weatherford International, Inc. and L-3 Communications Corporation. Mr. Millard has served as a director since our formation in 1996 and served as a director of our predecessor from 1989.
      Bruce A. Streeter has served as President and Chief Operating Officer since January 1997. He was elected as director in April 1997. He served as President of our predecessor’s Marine Division from November 1990. Prior to November 1990, Mr. Streeter was with Offshore Logistics, Inc. for a period of twelve years serving in a number of capacities including General Manager Marine Division.
      Edward A. Guthrie was elected Executive Vice President — Finance, Chief Financial Officer, Secretary and Treasurer in July 1999. Prior to that date, Mr. Guthrie served in a number of capacities with Cliffs Drilling Company (“Cliffs”) and its former parent company for a period of 25 years, most recently serving as Vice President-Finance and Chief Financial Officer prior to Cliffs’ merger with R&B Falcon Corporation.
      John E. (Gene) Leech was named Executive Vice President — Operations in February 2001 after having served as Vice President — Operations from January 1997. He served as Vice President of our predecessor’s Marine Division from its formation in November 1990 until the Merger. Prior to November 1990, Mr. Leech was with Offshore Logistics, Inc. for a period of fifteen years serving in a number of capacities, including Manager Domestic Operations and International Operations Manager.
      Carla S. Mashinski was elected Controller and Assistant Secretary in May 2004. Previously, Ms. Mashinski served in various capacities during her five years with Duke Energy including Vice President and Controller of Duke Energy North America and Controller of Duke Energy International. Prior to 1999, her background also includes 14 years with Shell Oil Company.
CERTAIN TRANSACTIONS AND RELATED PARTIES
Purchase of Notes by Our Executive Officers
      Edward A. Guthrie, our Executive Vice President — Finance, Chief Financial Officer, Secretary and Treasurer, and John G. Leech, our Executive Vice President — Operations, each purchased $100,000 in aggregate principal amount of Old Notes at the same price as all other purchasers in the offering of the Old Notes. After deducting initial purchasers’ discounts and commissions, we received $97,575 in net proceeds from each of these officers as a result of their purchase of Old Notes.
Transactions with Lehman Brothers Inc.
      As of April 20, 2005, Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc., owned an aggregate of 3,394,590 shares of our common stock, representing approximately 16.78% of the total common stock outstanding. David J. Butters, Chairman of our Board of Directors, and Robert B. Millard, one of our Directors, are Managing Directors of Lehman Brothers Inc. Mr. Butters is also a member of our Executive, Compensation and Audit Committees and Mr. Millard is a member of our Executive and Compensation Committees. Messrs. Butters and Millard respectively beneficially own 758,012 and 781,512, or 3.73% and 3.86% of our common stock. Although Messrs. Butters and Millard disclaim beneficial ownership of the shares held by Lehman Brothers Holdings Inc., through a partnership Messrs. Butters and Millard each have a 5.625% interest in the profits of Lehman Brothers Holdings Inc. in its investment in the Company and may have additional indirect interests by virtue of their employment by Lehman Brothers Inc.

      Lehman Brothers Inc. and certain of their affiliates from time to time during the past three years have provided certain investment banking, commercial banking and financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they may provide these services to us in the future, for which they expect to receive customary fees and commissions. The address of Lehman Brothers Holdings Inc. is 745 Seventh Avenue, New York, New York 10019.
      Lehman Brothers Inc. received approximately $1.3 million in connection with its underwriting agreement for our public offering of common stock in 2002.
      Lehman Brothers Inc. acted as sole dealer-manager in connection with the tender offer for our 8.75% senior notes and was an initial purchaser in the offering of the Old Notes. Lehman Brothers Inc. received customary fees in the amount of $.3 and $1.9 million, respectively, plus reimbursement of certain expenses for those services. See “Plan of Distribution” for additional information regarding material relationships between us and Lehman Brothers Inc.
DESCRIPTION OF OTHER INDEBTEDNESS
      The following is a description of the principal terms of certain indebtedness of the Company:
Credit Facility
      Our Credit Facility is a senior secured reducing revolving multi-currency credit facility, which we entered into with a syndicate of five banks, and provides for a maximum of $100 million, which reduces by $4 million quarterly beginning September 30, 2004. The Credit Facility is presently secured by eight vessels and has a final maturity of March 31, 2008. At December 31, 2004, the total amount outstanding under our Credit Facility was $92 million, which was the maximum available after the quarterly reductions for 2004.

Multi-Currency Capacity
      The Credit Facility is generally denominated in U.S. Dollars but can be drawn and outstanding in up to a maximum of four currencies. At December 31, 2004, all amounts outstanding under our Credit Facility were denominated in GBP in order to match the GBP denominated revenue stream for the mortgaged vessels.

Available Amount
      The Credit Facility provides up to a maximum total amount of $100 million, which reduces by $4 million quarterly beginning in the third quarter of 2004, which is available based on the semi-annual valuations of the vessels securing the facility. At December 31, 2004, the maximum total amount available under the Credit Facility was $92 million after the two quarterly reductions of $4 million in 2004.

Interest and Fees
      Interest on outstanding balances accrues at LIBOR, plus an amount for certain bank compliance costs, plus a margin ranging from 1.2% to 1.5% depending on our Leverage Ratio. The margin as of December 31, 2004 was 1.2%. The weighted average interest rate on the outstanding amount under the Credit Facility was 6.1% at December 31, 2004. We pay a commitment fee calculated at a rate equal to 50% of the applicable margin on the unused portion of the Credit Facility.

Prepayments
      Subject to certain exceptions, we will be required to make certain mandatory prepayments if a mortgaged vessel becomes a total loss, or is sold, in an amount equal to the fair market value of the vessel, and the amount available under the Credit Facility could also be reduced by such amount. Optional prepayments will be permitted without premium or penalty.

      Voluntary prepayments of loans under our Credit Facility and voluntary reductions in the unused commitments under the Credit Facility will be permitted in whole or in part, in minimum amounts and subject to certain other limitations as set forth in the Credit Facility.

Repayments
      The Credit Facility began quarterly reductions in availability in the amount of $4 million on September 30, 2004, with a balance of $92 million as of December 31, 2004 after the two reductions. A final reduction in the Credit Facility of $44.0 million is due on March 31, 2008.

Covenants and Other Matters
      The Credit Facility requires us to comply with certain financial covenants, including a maximum Leverage Ratio, a specified interest coverage ratio and a minimum net worth. At December 31, 2004 we were in compliance with all financial covenants. In addition, the covenants require us to maintain the vessels securing the facility and restrict or limit our ability to, among other things:

•	engage in mergers or consolidations outside of the corporate group structure;

•	sell or dispose of assets in excess of 15% of the consolidated book value of assets; and

•	undertake any business other than the business we currently conduct.
Due to reduced levels of profitability in the previous four quarters, we sought and obtained approval to amend the covenants on and effective as of November 1, 2004, and formally documented those amendments on November 17, 2004. Although we were in compliance with the covenants before the amendment, the amended covenants will provide for additional flexibility under our existing Credit Facility agreement should our results of operations not improve. In addition, in March 2005, we sought and obtained approval to amend the covenants for the quarters ended March 31, 2004 and June 30, 2004 in connection with the change in accounting for drydock costs which we adopted effective January 1, 2004.
Subsidiary Facility
      One of our subsidiaries has a credit facility which is associated with the acquisition by one of our Norwegian subsidiaries of Sea Truck Holding in 2001 pursuant to which it assumed the debt on three vessels that were mortgaged under existing loan agreements with a commercial bank at the time of the acquisition, or the Sea Truck Facility. The Sea Truck Facility is denominated in GBP and consists of three tranches totaling $18.2 million at December 31, 2004. Interest on the outstanding balance of each tranche accrues at LIBOR plus a margin. Our subsidiary will be required to make mandatory repayments in each of the years 2004 through 2008 that aggregate $3.5 million in 2005, $5.0 million in 2006, $2.4 million in 2007 and $7.3 million in 2008. At December 31, 2004 we were in compliance with all the financial covenants under this credit facility. The loan covenants under this credit facility require our Norwegian subsidiary to maintain the vessels securing the credit facility and restrict or limit its ability to, among other things:

•	transfer its shares; or

•	sell or dispose of the assets securing the loan agreements.
Acquisition Credit Facility
      On December 23, 2004, we entered into a senior secured credit facility providing for a $50.0 million revolving credit facility. This credit facility is presently secured by eight vessels and has a final maturity of the earlier of January 31, 2008 or three calendar years from the first drawdown date. At December 31, 2004, the total amount outstanding under this credit facility was $8.0 million, with a remaining availability of $42.0 million. Interest on each outstanding advance accrues at LIBOR plus the applicable margin. On January 24, 2005, we entered into a supplemental agreement to amend the new acquisition credit facility to clarify the covenants relating to the insured amounts on the eight vessels and on March 24, 2005, we entered into another amendment to include a commitment fee of one-half of the margin on any undrawn portion of the available facility.
      The loan covenants under this credit facility require us to maintain the vessels securing the facility and restrict or limit our ability to among other things:

•	engage in mergers or consolidations outside of our current corporate group structure;

•	sell or dispose of assets in excess of 15% of the consolidated book value of asset; and

•	undertake any business other than the business we currently conduct.
DESCRIPTION OF THE EXCHANGE NOTES
General
      We are offering in this prospectus to exchange the Exchange Notes for the Old Notes we issued in our private offering that we completed on July 21, 2004. All of the terms of the Exchange Notes will be exactly the same as the terms of the Old Notes, except that:

•	The Exchange Notes will be registered under the Securities Act. Therefore, the Exchanges Notes will be free from transfer restrictions that apply to the Old Notes; and

•	The Old Notes require us to file SEC registrations and to pay specified penalties for delay. The Exchange Notes do not have these provisions.
      The rest of this section describes the terms of the Exchange Notes and the Old Notes that are identical. Because the terms are identical, the description of notes in this section applies equally to the Exchange Notes and the Old Notes.
      The Old Notes were and the Exchange Notes are to be issued pursuant to an Indenture (the “Indenture”) between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The notes are subject to all such terms, and Holders of notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the proposed form of Indenture are available as set forth below under “— Additional Information.” The definitions of certain terms used in the following summary are set forth below under “— Certain Definitions.” For purposes of this summary, the term “Company” refers only to GulfMark Offshore, Inc. and not to any of its Subsidiaries.
      The Company is a holding company that conducts substantially all of its operations through its direct and indirect U.S. and foreign subsidiaries, and substantially all of the Company’s assets consist of equity in its direct subsidiaries. The notes will not be guaranteed as of the Issue Date by any Subsidiaries of the Company.
      The notes:

•	will be general unsecured obligations of the Company;

•	will rank pari passu in right of payment with all current or future Senior Indebtedness of the Company, including borrowings under the Credit Agreement;

•	will be senior in the right of payment to all Subordinated Indebtedness of the Company issued in the future, if any;

•	will be effectively subordinated to all existing and future Indebtedness and liabilities, including trade payables, of non-Guarantor Subsidiaries; and

•	will be effectively subordinated to all of the Company’s and its Subsidiaries secured Indebtedness to the extent of the value of the assets securing such obligations.
      The Indenture will provide that the notes will be guaranteed by any existing or future Subsidiary of the Company that guarantees any Indebtedness of the Company. After giving effect to the offering of the Old Notes and the application of the estimated net proceeds therefrom, as of December 31, 2004:

•	the Company (including its Subsidiaries) had total Indebtedness outstanding of $277.5 million, excluding trade payables, accrued liabilities and intercompany indebtedness;

•	excluding trade payables, accrued liabilities and intercompany indebtedness, the Company’s Subsidiaries had indebtedness of $118.2 million outstanding, all of which was secured; and

•	the Company had an additional $42.0 million available for borrowing on a secured basis under the Acquisition Facility and none under the Credit Facility.
      The Indenture will limit, subject to certain financial tests and exceptions, the amount of additional Indebtedness that the Company and its Restricted Subsidiaries may incur. See “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”
      As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.
Principal, Maturity and Interest
      The Company issued $160.0 million aggregate principal amount of Old Notes in the offering. The Indenture governing the notes provides for the issuance of additional notes without limitation as to aggregate principal amount in one or more series from time to time having identical terms and conditions to the notes offered in this offering, subject to the limitations set forth under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” Any additional notes will be part of the same issue as the notes offered hereby and will vote on all matters with the notes offered in this offering.
      The notes will mature on July 15, 2014. Interest on the notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on each January 15 and July 15, commencing on July 15, 2005, to Holders of record on the immediately preceding January 1 and July 1. Interest on the notes will accrue from the most recent date to which interest and Liquidated Damages, if any, has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
      Principal, premium, if any, and interest and Liquidated Damages, if any, on the notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders of notes; provided that all payments with respect to notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the Trustee maintained for such purpose. The notes will be issued in denominations of $1,000 and integral multiples thereof; provided that notes held by accredited investors will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof.
Subsidiary Guarantees
      As of the Issue Date, the Company’s payment obligations under the notes will not be guaranteed by any of the Company’s Subsidiaries. The Indenture will provide that if any Restricted Subsidiary of the

Company, after the Issue Date, guarantees any Indebtedness of the Company, including Indebtedness under any Credit Facility, then such Restricted Subsidiary shall (i) execute a supplemental indenture in form and substance satisfactory to the Trustee providing that such Restricted Subsidiary shall become a Guarantor under the Indenture and (ii) deliver an opinion of counsel to the effect that such supplemental indenture has been duly authorized and executed by such Restricted Subsidiary. In the event a Restricted Subsidiary becomes a Guarantor in the future, the obligations of such Guarantor under its Subsidiary Guarantee will be a general unsecured obligation of the Guarantor ranking pari passu in right of payment with all other current or future Senior Indebtedness of such Guarantor, and senior in the right of payment to any Subordinated Indebtedness of such Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount the Guarantors are permitted to guarantee under applicable law without creating a “fraudulent conveyance.” See “Risk Factors — Our subsidiaries are not guaranteeing the notes. The notes will be effectively subordinated to all future liabilities and claims of creditors of our subsidiaries which do not become guarantors.”
      The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the notes and the Indenture and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.
      Notwithstanding the foregoing paragraph, (i) any Guarantor may consolidate with, merge into or transfer all or a part of its properties and assets to the Company or any other Guarantor and (ii) any Guarantor may merge with a Restricted Subsidiary of the Company that has no significant assets or liabilities and was incorporated solely for purpose of re-incorporating or re-domesticating such Guarantor in another State of the United States or, if such Guarantor was organized under the laws of a jurisdiction other than a State of the United States, in any foreign country that is a member of the OECD; provided that, in each case, such merged entity continues to be a Guarantor.
      The Indenture will provide that upon (i) the release by the lenders under all Indebtedness of the Company of all guarantees of a Guarantor and all Liens on the property and assets of such Guarantor relating to such Indebtedness, or (ii) a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor in compliance with the Indenture to any entity that is not the Company or a Subsidiary, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Guarantor), or the Person acquiring the property (in the event of such a sale or other disposition of all of the assets of such Guarantor), will be released and relieved of any obligations under its Subsidiary Guarantee; provided, however, that any such termination shall occur only to the extent that all obligations of such Guarantor under such Indebtedness and all of its guarantees of, and under all of its pledges of assets or other security interests which secure, Indebtedness of the Company shall also terminate upon such release, sale or transfer and, in the event of any sale or other disposition, that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See “— Repurchase at the Option of Holders — Asset Sales.”
Optional Redemption
      Except as set forth below, the notes will not be redeemable at the Company’s option prior to July 15, 2009. Thereafter, the notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated

Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage

2009	103.875%
2010	102.583%
2011	101.292%
2012 and thereafter	100.000%
      Notwithstanding the foregoing, at any time prior to July 15, 2009, the Company may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the “Redemption Date”).
      In addition, at any time before July 15, 2007, the Company may on any one or more occasions redeem up to an aggregate of 35% of the principal amount of notes (including any additional notes) outstanding at a redemption price of 107.75% of the principal amount thereof, plus accrued and unpaid interest, if any, and Liquidated Damages, if any, thereon, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of notes outstanding on the Issue Date remain outstanding immediately after each occurrence of such redemption; and provided, further, that each such redemption shall occur within 120 days of the date of the closing of such Equity Offering.
      Notice of any redemption upon an Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to completion of the related Equity Offering.
Selection and Notice
      If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest cease to accrue on notes or portions of them called for redemption. Any redemption and notice thereof pursuant to the Indenture may, in the Company’s discretion, be subject to one or more conditions.
Mandatory Redemption
      Except as set forth below under “— Repurchase at the Option of Holders,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.
Repurchase at the Option of Holders

Change of Control
      Upon the occurrence of a Change of Control, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof or $100,000 and integral multiples of $1,000 in excess thereof, as applicable) of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.
      On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding Indebtedness to permit the repurchase of notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company. There is limited case law interpreting the phrase “all or substantially all” in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, exchange or other transfer of all or substantially all of the Company’s assets to a Person or a Group may be uncertain.
      The Credit Agreement limits the ability of the Company to purchase any notes and provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future Credit Facilities or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement.
      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

Asset Sales
      The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless:

(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that, for purposes of this provision, the amount of each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary of the Company (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 270 days of the consummation of such Asset Sale;

(c) any Capital Stock or assets of the kind referred to in clauses (b), (c) or (d) of the last paragraph of the covenant described under this caption; and

(d) accounts receivables of a business retained by the Company of any of its Restricted Subsidiaries following the sale of such business; provided that (i) such accounts receivables are not more than 60 days past due and (ii) do not have a payment date greater than 90 days from the date of the invoice creating such accounts receivable.
      Any Asset Sale pursuant to a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect thereto, including by deed or assignment in lieu of foreclosure shall not be required to satisfy the conditions set forth in clauses (i) and (ii) of the first paragraph of the covenant described under this caption.
      Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary, as the case may be, may apply such Net Proceeds, at its option, (a) to repay Indebtedness for borrowed money other than Subordinated Indebtedness, (b) to acquire a controlling interest in another business or all or substantially all of the assets of a business, engaged in a Permitted Business, (c) to make capital expenditures in a Permitted Business or (d) to acquire other long-term assets that are used or useful in a Permitted Business, provided that the Company or such Restricted Subsidiary will have complied with clause (b), (c) or (d) if, within 365 days of such Asset Sale, the Company or such Restricted Subsidiary shall have commenced and not completed or abandoned an investment in compliance with clause (b), (c) or (d) and such Investment is substantially completed within 120 days after the first anniversary of such Asset Sale. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Indebtedness under any Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph shall be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall be required to make an offer to all Holders of notes and other

Indebtedness that ranks by its terms pari passu in right of payment with the notes and the terms of which contain substantially similar requirements with respect to the application of Net Proceeds from Asset Sales as are contained in the Indenture (an “Asset Sale Offer”) to purchase on a pro rata basis the maximum principal amount of the notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of notes and other such Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company or such Restricted Subsidiaries, as the case may be, may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.
Certain Covenants

Restricted Payments
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company;

(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness or the Subsidiary Guarantees, except (x) a payment of interest or principal at Stated Maturity and (y) intercompany Indebtedness between the Company and any of its Restricted Subsidiaries; or

(iv) make any Restricted Investment
(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company or any of its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi), (vii), (viii) or (ix) of the next succeeding paragraph), is less than the sum of:

(i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 1998 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(ii) 100% of the aggregate net proceeds received by the Company (including the Fair Market Value of non-cash proceeds less issuance costs) from the issue or sale, in either case, since July 1, 1998 of (A) Equity Interests of the Company (other than Disqualified Stock), or (B) Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible or exchangeable debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted or exchanged into Disqualified Stock), plus

(iii) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary pursuant to the terms of the Indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to or is liquidated into, the Company or a Restricted Subsidiary and provided that no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the lesser of (A) the book value (determined in accordance with GAAP) at the date of such redesignation, combination or transfer of the aggregate Investments made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable) and (B) the Fair Market Value of such Investment in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), in each case as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors and, in each case, after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or with the assets so transferred or conveyed, plus

(iv) to the extent not already included in Consolidated Net Income for such period, without duplication, any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

      The foregoing provisions shall not prohibit:

(i) the payment of any dividend or the consummation of any irrevocable redemption of debt within 60 days after the date of declaration of the dividend or giving of any such redemption notice, as the case may be, if at the date of declaration or notice, such payment would have complied with the provisions of the Indenture;

(ii) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(iii) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any employee or director of the Company (or any of its Subsidiaries), or any former employee or director of the Company (or any of its Subsidiaries) issued pursuant to any management equity plan or stock option plan or any other management or employee benefit plan, agreement or trust; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (v) shall not exceed $2.0 million in any twelve-month period;

(vi) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the indenture to the extent such dividends are included in the definition of “Fixed Charges”;

(vii) repurchases of Equity Interests deemed to occur upon the cashless exercise of stock options;

(viii) reasonable and customary directors’ fees to the members of the Company’s Board of Directors, provided that such fees are consistent with past practice; and

(ix) other Restricted Payments since the Issue Date in an aggregate amount not to exceed $10.0 million; provided, that, with respect to clauses (ii), (iii), (v), (vi), (vii) and (ix) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

      In determining whether any Restricted Payment is permitted by the foregoing covenant, the Company may allocate or reallocate all or any portion of such Restricted Payment among the clauses (i) through (ix) of the preceding paragraph or among such clauses and the first paragraph of this covenant including clauses (a), (b) and (c), provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.
      The amount of all Restricted Payments (other than cash) shall be the Fair Market Value (as evidenced by a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment, such determination to be based upon an opinion or appraisal by an Independent Financial Advisor if the Fair Market Value of any Restricted Payment is greater than $10.0 million. Not later than (i) the end of any calendar quarter in which any Restricted Payment is made or (ii) the making of a Restricted Payment which, when added to the sum of all previous Restricted Payments made in a calendar quarter, would cause the aggregate of all Restricted Payments made in such quarter to exceed $10.0 million, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company’s latest available financial statements.
      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (i) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test under the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” (ii) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (iii) the Company certifies that such designation complies with this covenant. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions. Notwithstanding the foregoing, if, at any time, any Unrestricted Subsidiary would fail to meet the requirements under the definition of Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.
      For purposes of making the determination as to whether such designation would cause a Default or Event of Default, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of (i) the net book value (determined in accordance with GAAP) of such Investments at the time of such designation, (ii) the fair market value of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Incurrence of Indebtedness and Issuance of Preferred Stock
      The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that the Company shall not issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that (a) the Company and any Guarantor may incur Indebtedness (including Acquired Debt), (b) the Company may issue shares of Disqualified Stock or (c) a Restricted Subsidiary may incur Acquired Debt, if, in each case, the Company’s Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.
      The provisions of the first paragraph of this covenant shall not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(i) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness and letters of credit pursuant to one or more Credit Facilities (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company thereunder) in an aggregate principal amount at any one time outstanding under this clause (i) not to exceed the greater of $100.0 million or 15% of Consolidated Tangible Assets;

(ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the notes (but not additional notes) and the Subsidiary Guarantees;

(iii) Indebtedness outstanding on the Issue Date;

(iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;

(v) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the notes and (ii) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(vi) the incurrence by the Company or any of its Restricted Subsidiaries of Purchase Money Indebtedness (or Capital Lease Obligations), including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace Purchase Money Indebtedness incurred pursuant to this clause (vi);

(vii) the incurrence by the Company or any of its Restricted Subsidiaries of obligations in the ordinary course of business under (A) trade letters of credit which are to be repaid in full not more than one year after the date on which such Indebtedness is originally incurred to finance the purchase of goods by the Company or a Restricted Subsidiary of the Company; (B) standby letters of credit issued for the purpose of supporting (1) workers’ compensation liabilities of the Company or any of its Restricted Subsidiaries, or (2) performance, payment, deposit or surety obligations of the Company or any of its Restricted Subsidiaries; and (C) bid, advance payment and performance bonds and surety bonds of the Company and its Restricted Subsidiaries, and refinancings thereof;

(viii) the incurrence by the Company or any of its Restricted Subsidiaries of (x) Financial Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding), and (y) Currency Hedging Obligations in connection with the conduct of the Permitted Business in currencies other than the U.S. dollar, and, in the case of each of clauses (x) and (y) not for speculative purposes and incurred in the ordinary course of business consistent with prudent business practices;

(ix) the guarantee by the Company or any Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that the guarantee of any Indebtedness under this clause (ix) by a Restricted Subsidiary of the Company that ceases to be a Restricted Subsidiary shall be deemed a Restricted Investment at the time such Restricted Subsidiary’s status terminates in an amount equal to the maximum principal amount so guaranteed, for so long as, and to the extent that, such guarantee remains outstanding;

(x) the issuance by a Restricted Subsidiary of the Company of preferred stock to the Company or to any of its Restricted Subsidiaries; provided, however, that any subsequent event or issuance or transfer of any Equity Interests that results in the owner of such preferred stock ceasing to be the Company or any of its Restricted Subsidiaries or any subsequent transfer of such preferred stock to a Person, other than the Company or one of its Restricted Subsidiaries, shall be deemed to be an issuance of preferred stock by such Subsidiary that was not permitted by this clause (x);

(xi) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(xii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, indemnities, holdbacks or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of any business, assets or Capital Stock of the Company or any Restricted Subsidiary; provided that such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary;

(xiii) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each case, that the amount thereof is included in Fixed Charges of the Company as accrued; and

(xiv) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $30.0 million.
      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiv) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the

Company may, in its sole discretion, divide and classify such item of Indebtedness at the time of incurrence or later classify, reclassify or divide such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness shall be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. In addition, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may incur pursuant to this covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

Liens
      The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary, unless prior to, or contemporaneously therewith, the notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantees are equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the notes or any Subsidiary Guarantees, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes or any Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the notes or any Subsidiary Guarantees.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company or the Company to:

(i) (x) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; provided that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Capital Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, or (y) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(ii) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of:

(a) Indebtedness outstanding on the Issue Date;

(b) the Indenture and the notes;

(c) the Credit Facilities as in effect on the Issue Date and any future Liens that may be permitted to be granted under any other provisions of the Indenture;

(d) applicable law or any applicable rule, regulation or order of any court or governmental authority;

(e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except with respect to Indebtedness incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person or such

Person’s subsidiaries, so acquired, provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(f) restrictions of the nature described in clause (iii) above by reason of customary non-assignment provisions in contracts, agreements, and leases entered into in the ordinary course of business and consistent with past practices;

(g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired;

(h) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(i) agreements relating to secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “— Incurrence of Indebtedness and Issuance of Preferred Stock” and “— Liens” that limit the right of the debtor to dispose of assets securing such Indebtedness;

(j) Permitted Refinancing Indebtedness in respect of Indebtedness referred to in clause (a), (b), (c), (e) and (g) of this paragraph, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(k) any encumbrance or restriction contained in contracts for sales of assets or Capital Stock of a Restricted Subsidiary permitted under “— Repurchase at the Option of Holders — Asset Sales” with respect to the assets or Capital Stock of a Restricted Subsidiary to be sold pursuant to such contract;

(l) encumbrances or restrictions contained in agreements entered into in connection with Hedging Obligations permitted from time to time under the Indenture;

(m) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a) and (e), provided that the terms and conditions of any such encumbrances or restrictions are not materially more restrictive than those contained in such agreement; and

(n) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

      Nothing contained in this “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or its Restricted Subsidiaries from creating, incurring, assuming or suffering to exist any Liens permitted by the Indenture or entering into agreements in connection therewith that impose restrictions on the transfer or disposition of the property or assets subject to such Liens.

Merger, Consolidation, or Sale of Assets
      The Indenture will provide that the Company will not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

(i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(iii) immediately before and after such transaction no Default or Event of Default shall have occurred; and

(iv) except in the case of a merger of the Company with or into a Restricted Subsidiary, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, (x) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (y) have a Fixed Charge Coverage Ratio that is no less than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

Transactions with Affiliates
      The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of any such Person (each of the foregoing, an “Affiliate Transaction”), unless:

(i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(ii) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of its Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.
      None of the following shall be deemed to be Affiliate Transactions:

(1) any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, as the case may be;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(5) Restricted Payments that are permitted by the covenant described above under the caption “— Restricted Payments”;

(6) advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business and consistent with past practices;

(7) maintenance in the ordinary course of business of customary benefit programs or arrangements for employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans and retirement or savings plans and similar plans;

(8) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements or stock option or stock ownership plans approved by the Board of Directors;

(9) fees and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any of its Restricted Subsidiaries, as determined by the Board of Directors of the Company or of any such Restricted Subsidiary, to the extent such fees and compensation are reasonable and customary as determined by the Board of Directors of the Company or such Restricted Subsidiary;

(10) transactions between the Company and its Restricted Subsidiaries, on the one hand, and any Permitted Holders, on the other, for the purposes of providing investment banking, financial advisory, banking and other financial services, to the extent such fees and compensation to such Permitted Holders in such transactions are reasonable and customary as determined by the Board of Directors of the Company or such Restricted Subsidiary; and

(11) the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any written agreement to which the Company or any of its Restricted Subsidiaries is a party as in effect on the Issue Date.

Business Activities
      The Indenture will provide that the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any line of business other than a Permitted Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports
      The Indenture will provide that whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to each of the Holders of notes all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such financial information, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, reports thereon by the Company’s independent public accountants (which shall be firm(s) of established national reputation. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability and make such information available to securities and analysts and prospective investors upon request.
      The Company will be deemed to have furnished such reports to the Trustee and Holders of the notes in accordance with the immediately preceding paragraph if it has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available.

Termination of Certain Covenants
      If at any time the notes have a rating equal to or greater than BBB– by S&P and Baa3 by Moody’s (each such rating, an “Investment Grade Rating”) and no Default or Event of Default has occurred and is continuing, the Company and its Subsidiaries will no longer be subject to the provisions of the Indenture described under the following captions:

(a) “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(b) “— Restricted Payments”;

(c) “— Transactions with Affiliates”;

(d) “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(e) “— Business Activities”; and

(f) “— Repurchase at the Option of Holders — Asset Sales,”
      provided, however, that the provisions of the Indenture described under the following captions will not be so terminated:

(a) “— Liens”;

(b) “— Reports”;

(c) “— Merger, Consolidation, or Sale of Assets”; provided, however, that the Company will no longer be subject to clause (iv) of such provision;

(d) “— Repurchase at the Option of Holders — Change of Control”; and

(e) “— Subsidiary Guarantees.”
Events of Default and Remedies
      The Indenture will provide that each of the following constitutes an Event of Default:

(i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(ii) default in payment when due of the principal of or premium, if any, on the notes;

(iii) failure by the Company or any of its Restricted Subsidiaries for 30 days after notice from the Trustee or Holders of 25% of the outstanding principal amount of notes to comply with the provisions described under the caption “— Repurchase at the Option of Holders”;

(iv) failure by the Company or any of its Restricted Subsidiaries (other than the provisions expressly set forth in clause (iii) above) for 60 days after notice from the Trustee or the Holders of 25% of the outstanding principal amount of notes to comply with any of its other agreements in the Indenture, the notes or the Subsidiary Guarantees;

(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates without duplication $5.0 million or more and such default shall not have been cured or acceleration rescinded within five business days after such occurrences;

(vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million (excluding amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries that constitute Significant Subsidiaries or any group of Restricted Subsidiaries, that taken together, would constitute a Significant Subsidiary; and

(viii) except as permitted by the Indenture, any Subsidiary Guarantee of a Restricted Subsidiary that constitutes a Significant Subsidiary or group of Restricted Subsidiaries, that taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture).
      If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages) if it determines that withholding notice is in their interest.
      The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest and Liquidated Damages, if any, on, or the principal of, the notes.
      The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Company or the Guarantors, as such, shall have any liability for any obligations of the Company under the notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for (i) the rights of Holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below, (ii) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the

Trustee, and the Company’s obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when (a) either (i) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has heretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (ii) all such notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with such

Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. Dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (b) no Default or Event of Default with respect to the Indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound; (c) the Company has paid or caused to be paid all sums payable by it under the Indenture; and (d) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Transfer and Exchange
      A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.
      The registered Holder of a note will be treated as the owner of it for all purposes.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the Indenture, the notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the Indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).
      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(i) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(ii) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(iii) reduce the rate of or change the time for payment of interest or Liquidated Damages on any note;

(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(v) make any note payable in money other than that stated in the notes;

(vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages, if any, on the notes;

(vii) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(viii) make any change in the foregoing amendment and waiver provisions.
      Notwithstanding the foregoing, without the consent of any Holder of notes, the Company and the Trustee may amend or supplement the Indenture, the notes or the Subsidiary Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of the Company’s obligations to Holders of notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to allow any Guarantor to guarantee the notes.
Concerning the Trustee
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.
      The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Additional Information
      Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to GulfMark Offshore, Inc., 10111 Richmond Ave., Suite 340, Houston, TX 77042, Attention: Edward A. Guthrie, Executive Vice President-Finance, Chief Financial Officer, Secretary and Treasurer.
Book-Entry, Delivery and Form
      The Old Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”) and to a limited number of “accredited investors” as defined under Rule 501(a)(1), (2), (3), (5), (6), or (7) under the Securities Act (“AI Notes”). The Old Notes were also offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, the Old Notes were issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The AI Notes were issued in certificated form in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.
      The Old Rule 144A Notes were represented by one or more notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially were represented by one or more notes in registered, global form without interest coupons (the “Regulation S Global Notes”). The Exchange Notes (other than those relating to the AI Notes) will also be issued in one or more global notes (collectively, and together with the Rule 144A Global Notes and the Regulation S Global Notes, the “Global Notes”).
      The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee,

in each case for credit to an account of a direct or indirect participant in DTC as described below. In addition, beneficial interests in the Rule 144A Global Note may be exchanged for beneficial interests in the Regulation S Global Note and vice versa only in accordance with the Indenture and the applicable rules and system procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking, (“Clearstream”)), which may change from time to time.
      Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Certificated Notes for Global Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.
      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.
      DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in the accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).
      Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.
      The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.
      Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Subject to the transfer restrictions with respect to the Rule 144A Global Notes and the Regulation S Global Notes, transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
      Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
      DTC has advised the Company that it will take any action permitted to be taken by a Holder only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule l44A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.
      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.
Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.
Same Day Settlement and Payment
      The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTALsm Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Registration Rights; Liquidated Damages
      Pursuant to the registration rights agreement, we agreed to file with the SEC an Exchange Offer Registration Statement on the appropriate form under the Securities Act to allow the holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes and thereafter, to allow Lehman Brothers Inc. to engage in market-making transactions with respect to sales of the Exchange Notes. Accordingly, we have prepared and included within the Exchange Offer Registration Statement a prospectus relating to the Exchange Offer and a prospectus relating solely to sales of notes by Lehman Brothers Inc. in market-making transactions (including Exchange Notes received in exchange for Old Notes acquired by Lehman Brothers Inc. in market-making transactions).
      Upon the effectiveness of the Exchange Offer Registration Statement, we will offer to the holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes pursuant to the Exchange Offer.
      If:
      (i) the Company is not:

(a) required to file the Exchange Offer Registration Statement; or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or
      (ii) any holder of Transfer Restricted Securities notifies the Company within 20 business days following consummation of the Exchange Offer that:

(a) it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b) it may not resell the notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a Shelf Registration Statement to cover resales of the notes by the holders of Transferred Restricted Securities who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.
      The Company will use all commercially reasonable efforts to cause the applicable registration statement to be declared effective at the earliest possible time by the Commission.

      For purposes of the preceding, “Transfer Restricted Securities” means (i) each note until the earliest to occur of:

(a) the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer and entitled to be resold to the public by such Person without complying with the prospectus delivery requirements of the Securities Act;

(b) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(c) the date on which such note is eligible to be distributed to the public pursuant to Rule 144(k) under the Securities Act, and (ii) each Exchange Note acquired by a broker-dealer in the Exchange Offer of a note for such Exchange Note, until the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement.
      The registration rights agreement provides that:

(i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 120 days after the Issue Date;

(ii) the Company will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 270 days after the Issue Date;

(iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will:

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(iv) if obligated to file the Shelf Registration Statement, the Company will use all commercially reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to the later of (a) 270 days after such obligation arises and (b) 270 days after the Issue Date.
      If:

(i) the Company fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(ii) any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the “Effectiveness Deadline”);

(iii) the Company fails to consummate the Exchange Offer within 30 business days after the Exchange Offer Registration Statement is declared effective by the Commission; or

(iv) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or fails to be usable for its intended purposes during the periods specified in the registration rights agreement, (each such event referred to in clauses (i) through (iv) above, a “Registration Default”)
      then the Company will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to

0.50% per annum per $1,000 principal amount of notes held by such holder of notes. The amount of the Liquidated Damages will increase by an additional 0.50% per annum per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults equal to 1.0% per annum.
      As a result of the Company failing to meet the Effectiveness Deadline, liquidated damages will accrue from April 18, 2005 until the Registration Default has been cured.
      All accrued Liquidated Damages will be paid by the Company on each day that interest is payable under the notes or the notes to the Global Note holder by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.
      Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.
      Holders will be required to make certain representations to the Company (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify the Company against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.
Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Acquired Debt” means, with respect to any specified Person:

(i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person; or

(ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; provided that, in each case, such Indebtedness was not incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, or such encumbered asset being acquired by such Person.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Securities, by agreement or otherwise.
      “Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:
      (1) 1.0% of the principal amount of the note; and
      (2) the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at July 15, 2009 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through July 15,

2009 (excluding accrued but unpaid interest) computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note.

      “Asset Sale” means:

(i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, will be governed by the covenants described above under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Certain Covenants — Merger, Consolidation, or Sale of Assets” and not by the provisions of the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”); and

(ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions:

(a) that have a Fair Market Value in excess of $5.0 million; or

(b) for Net Proceeds in excess of $5.0 million; provided that the following will not be deemed to be Asset Sales:

(A) a transfer of assets by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(B) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(C) (x) a Permitted Investment or (y) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments”;

(D) any disposition of assets resulting from the enforcement or foreclosure of Liens permitted to be incurred under the covenant described above under the caption “— Certain Covenants — Liens”;

(E) any disposition of assets in trade or exchange for assets of comparable Fair Market Value related to the Permitted Business of the Company, provided that (x) in any such trade or exchange with a Fair Market Value in excess of $20.0 million, the Company shall obtain an opinion or report from a nationally recognized investment banking firm, appraisal firm or other valuation expert confirming that the assets received by the Company and the Restricted Subsidiaries in such trade or exchange have a fair market value of at least the fair market value of the assets so traded or exchanged and (y) any cash or Cash Equivalent received by the Company or a Restricted Subsidiary in connection with such trade or exchange (net of direct costs relating to such transaction) shall be treated as Net Proceeds of an Asset Sale and shall be applied in the manner set forth in the covenant described under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(F) the sale or lease of equipment, inventory, accounts receivable, services or other assets in the ordinary course of business or the sale of inventory to any joint venture, in which the Company owns, directly or indirectly, at least 50% of the Equity Interest, for resale by such joint venture to its customers in the ordinary course of business;

(G) the sale or disposition of cash or Cash Equivalents;

(H) the sale of assets by the Company or any of its Restricted Subsidiaries for the purpose of sale to a customer where the sale proceeds are recorded in the Company’s consolidated financial statements as operating income in accordance with generally accepted accounting principles in the United States; and

(I) sales of damaged, worn-out or obsolete equipment or assets that, in the Company’s reasonable judgment, are either (x) no longer used or (y) no longer useful in the business of the Company or its Restricted Subsidiaries.

      “Board of Directors” means the board of directors of the Company or any committee thereof duly authorized to act on behalf of such board of directors.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(i) in the case of a corporation, corporate stock;

(ii) in the case of an association or business entity, any and all shares, interests, participation, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(i) United States dollars;

(ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(iii) certificates of deposit and Eurodollar time deposits with maturities of not more than one year from the date of acquisition, bankers’ acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of “B” or better or any commercial bank organized under the laws of any other country that is a member of the OECD and has total assets in excess of $500.0 million;

(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

(v) commercial paper having the highest rating obtainable from Moody’s or S&P with maturities of not more than one year from the date of acquisition;

(vi) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (iii) above, but which is organized under the laws of (a) any country that is a member if the OECD and has total assets of $50.0 million or (b) any other country in which the Company or any Restricted Subsidiary maintains an office or is engaged in any Permitted Business, provided that, in either case, (A) all such deposits are required to be made in such accounts in the ordinary course of business, (B) such deposits do not exceed at any one time $2.0 million in the aggregate and (C) no funds so deposited remain on deposit in such bank for more than 30 days; and

(vii) investments in money market funds substantially all of whose assets comprise securities or deposits of the types described in clauses (i) through (v) above.

      “Change of Control” means the occurrence of one or more of the following events:

(i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than Permitted Holders, unless immediately following such sale, lease, exchange or other transfer in compliance with the Indenture such assets are owned, directly or indirectly, by the Company or a Restricted Subsidiary of the Company;

(ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(iii) the acquisition in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Securities of the Company by any Person or Group, other than Permitted Holders, that either (A) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, at least 50% of the Company’s then outstanding Voting Securities entitled to vote on a regular basis for the Board of Directors of the Company, or (B) otherwise has the ability to elect, directly or indirectly, a majority of the members of the Company’s Board of Directors, including, without limitation, by the acquisition of revocable proxies for the election of directors; or

(iv) the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors.
      “Commission” means the U.S. Securities Exchange Commission.
      “Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus

(i) an amount equal to any extraordinary, unusual or non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the statement of Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business) plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus

(ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus

(iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus

(iv) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income, plus

(v) all extraordinary, unusual or non-recurring items of loss or expense, minus

(vi) all extraordinary, unusual or non-recurring items of gain or revenue; minus

(vii) non-cash items increasing such Consolidated Net Income for such period,

in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided that:

(i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary;

(ii) the Net Income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(iii) the cumulative effect of a change in accounting principles shall be excluded; and

(iv) each of the following shall be excluded: (a) any increased amortization, depreciation or cost of sales resulting from the write-up of assets pursuant to Accounting Principles Board Opinion Nos. 16 and 17; (b) the amortization of any Intangible Assets (including amortization attributable to goodwill and financing costs and including amortization of finance costs relating to the issuance of the notes); (c) any non-recurring charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to or at its Stated Maturity; and (d) any non-cash non-recurring charge arising out of the restructuring or consolidation of the operations of any Persons or businesses either alone or together with such Person or any Restricted Subsidiary of such Person.
      “Consolidated Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, less all Intangible Assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises and research and development costs.
      “Continuing Director” means, as of any date of determination, any member of the Company’s Board of Directors who (i) was a member of the Company’s Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
      “Credit Agreement” means that certain Senior Secured Reducing Revolving Multi-Currency Credit Facility, dated as of June 26, 2002, as amended through the Issue Date, by and among the Company, Nordea Bank Norge ASA and The Royal Bank of Scotland plc as lead arrangers, Nordea Bank Norge ASA as facility agent and security trustee, certain financial institutions as lenders and other agents and arrangers party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of Debt Issuances) from time to time.
      “Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables), letters of credit or Debt Issuances, in each case, as amended, extended, renewed, restated, refinanced (including, refinancing with Debt Issuances), supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.
      “Currency Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under agreements or arrangements designed to protect such Person against fluctuations in the currency exchange rates incurred or entered into in the ordinary course of its business and not for speculative purposes.
      “Debt Issuances” means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.
      “Default” means any event that is or with the passage of time or the giving of notice (or both) would be an Event of Default.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature, except to the extent that such Capital Stock is solely redeemable with, or solely exchangeable for, any Capital Stock of such Person that is not Disqualified Stock.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “Equity Offering” means any public or private sale or issuance by the Company of Capital Stock (other than Disqualified Stock) of the Company made for cash on a primary basis after the Issue Date or any contribution of cash to the Company after the Issue Date in respect of Capital Stock (other than Disqualified Stock).
      “Exchange Notes” means notes registered under the Securities Act that are issued under the Indenture in exchange for the notes pursuant to the Exchange Offer.
      “Fair Market Value” means, with respect to consideration received or to be received pursuant to any transaction by any Person, the fair market value of such consideration as determined in good faith by the Board of Directors of the Company.
      “Financial Hedging Obligations” means, with respect to any Person, the net payment Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates incurred or entered into in the ordinary course of its business and not for speculative purposes.
      “Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation or duplication, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

(ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period;

(iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(iv) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock), in each case, on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings under any Credit Facility) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,

(i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income,

(ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded,

(iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date and

(iv) whenever pro forma effect is to be given to an acquisition or disposition, the amount of income or earnings related thereto (including the incurrence of any Indebtedness and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, regardless of whether those expense and cost reductions could then be reflected in pro forma financial statements in accordance with Regulation S-X as promulgated by the Commission or any regulation or policy of the Commission related thereto) shall be reasonably determined in good faith by one of the Company’s financial or accounting officers.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the statements and pronouncements of the Financial Accounting Standards Board and such other statements by such other entities as have been approved by a significant segment of the accounting profession, which are applicable on the Issue Date.

      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which is guaranteed by the full faith and credit of the United States.
      “guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof or pledging assets to secure), of all or any part of any Indebtedness.
      “Guarantors” means (i) each of the Company’s Restricted Subsidiaries that becomes a guarantor of the notes in accordance with the provisions of the Indenture described above under the caption “— Subsidiary Guarantees” and (ii) each of the Company’s Restricted Subsidiaries executing a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms thereof.
      “Hedging Obligations” means, with respect to any Person, collectively, the Currency Hedging Obligations of such Person and the Financial Hedging Obligations of such Person.
      “Holder” means a Person in whose name a note is registered in the security register.
      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness or any other liability, whether or not contingent, of any other Person, and whether or not it appears on the balance sheet of such other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
      “Independent Financial Advisor” means a nationally recognized accounting, appraisal or investment banking firm that is, in the reasonable judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged hereunder and disinterested and independent with respect to the Company and its Affiliates; provided that providing accounting, appraisal or investment banking services to the Company or any of its Affiliates or having an employee, officer or other representative serving as a member of the Board of Directors of the Company or any of its Affiliates will not disqualify any firm from being an Independent Financial Advisor.
      “Intangible Assets” means goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expense, organization expenses and any other amounts classified as intangible assets in accordance with GAAP.
      “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other Obligations), advances or capital contributions (excluding commission, travel and entertainment, moving, and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Subsidiary of the

Company, the Company, or such Restricted Subsidiary, as the case may be, shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the fourth paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”
      “Issue Date” means July 21, 2004.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).
      “Liquidated Damages” means amounts payable under the registration rights agreement as described under the caption “— Registration Rights; Liquidated Damages.”
      “Moody’s” means Moody’s Investor Services, Inc. or any successor rating agency.
      “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).
      “Net Proceeds” means the aggregate cash proceeds or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking and brokers fees, and sales and underwriting commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.
      “Non-Recourse Indebtedness” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries, (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), (ii) the incurrence of which will not result in any recourse against any of the assets of the Company or its Restricted Subsidiaries, and (iii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare pursuant to the express terms governing such Indebtedness a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.
      “Obligations” means any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or its Restricted Subsidiaries whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages (including Liquidated Damages), guarantees (including the Subsidiary Guarantees) and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

      “OECD” means Organization for Economic Cooperation and Development.
      “Officers’ Certificate” means a certificate signed by two officers, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of the Company, and delivered to the trustee.
      “Permitted Business” means the lines of business conducted by the Company on the Issue Date and businesses reasonably related or incidental thereto or which is a reasonable extension thereof.
      “Permitted Holders” means Lehman Brothers Holdings Inc., any direct or indirect Subsidiary of Lehman Brothers Holdings Inc., or any other Person directly or indirectly controlled by or under direct or indirect common control with Lehman Brothers Holdings Inc. or any of its direct or indirect Subsidiaries. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Securities, by agreement or otherwise.
      “Permitted Investments” means:

(i) any Investment in the Company or in a Restricted Subsidiary of the Company;

(ii) any Investment in Cash Equivalents or deposit accounts maintained in the ordinary course of business consistent with past practices;

(iii) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(iv) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(v) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(vi) any Investment received in settlement of debts, claims or disputes owed to the Company or any Restricted Subsidiary of the Company that arose out of transactions in the ordinary course of business;

(vii) any Investment received in connection with or as a result of a bankruptcy, workout or reorganization of any Person;

(viii) advances and extensions of credit in the nature of accounts receivable arising from the sale or lease of goods or services or the licensing of property in the ordinary course of business;

(ix) other Investments by the Company or any Restricted Subsidiary of the Company in any Person having an aggregate Fair Market Value (measured as of the date each such Investment is made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) (net of returns of capital, dividends and interest paid on Investments and sales, liquidations and redemptions of Investments), not to exceed 5% of Consolidated Tangible Assets;

(x) Investments in the form of intercompany Indebtedness or guarantees of Indebtedness of a Restricted Subsidiary of the Company permitted under clauses (v) and (ix) of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(xi) Investments arising in connection with Financial Hedging Obligations or Currency Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging currency or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding) in connection with the conduct of the business of the Company and its Subsidiaries and not for speculative purposes;

(xii) guarantees (including Subsidiary Guarantees) of Indebtedness permitted under the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(xiii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(xiv) loans or advances made to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary not to exceed $2.0 million at any one time outstanding; and

(xv) Investments in any Permitted Joint Venture having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (o) that are at the time outstanding, not to exceed $15.0 million.
      “Permitted Joint Venture” means any joint venture that the Company or any Restricted Subsidiary is a party to that is engaged in a Permitted Business.
      “Permitted Liens” means:

(i) Liens in favor of the Company or any Restricted Subsidiary;

(ii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company;

(iii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition;

(iv) Liens existing on the Issue Date of the Indenture and any extensions or renewals thereof, provided that such extension or renewal of such Liens does not extend to or cover any other property or assets of the Company or any Restricted Subsidiary;

(v) statutory Liens (other than any Lien imposed by ERISA) or landlords and carriers’, warehouseman’s, mechanics’, suppliers’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business;

(vi) Liens for taxes, assessments, government charges or claims not yet due and payable or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor;

(vii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(viii) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(ix) easements, rights-of-way, licenses, covenants reservations, restrictions and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any Restricted Subsidiary incurred in the ordinary course of business;

(x) any attachment or judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

(xi) any other Liens imposed by operation of law which do not materially affect the Company’s or any Guarantor’s ability to perform its obligations under the notes, the Subsidiary Guarantees and the Indenture;

(xii) rights of banks to set off deposits against debts owed to said bank;

(xiii) Liens upon specific items of inventory or other goods and proceeds of the Company or its Restricted Subsidiaries securing the Company’s or any Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(xiv) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof entered into in the ordinary course of business consistent with past practices;

(xv) Liens to secure Purchase Money Indebtedness or other purchase money obligations incurred for the purpose of financing all or a part of the purchase price or cost of construction or improvement of property, plant or equipment used in the Permitted Business and acquired, constructed or improved after the Issue Date, provided that (1) the principal amount of Indebtedness secured by such Liens shall not exceed 100% of the lesser of cost or Fair Market Value of the property or assets so acquired, constructed or improved plus transaction costs related thereto, (2) such Liens shall not encumber any other property or assets of the Company or any Restricted Subsidiary (other than the charters or other contracts relating solely to such property or assets, and the proceeds therefrom and accessions and upgrades thereto) and (3) such Liens shall attach to such property or assets within 270 days of the date of the completion of the construction or acquisition of such property or assets;

(xvi) Liens to secure any Permitted Refinancing Indebtedness incurred to refinance any Indebtedness secured by any Lien referred to in the foregoing clauses (ii), (iii), (iv) and (xv), provided, however, that such new Lien shall be limited to all or part of the same property that secured the original Lien (provided that such Liens may extend to after-acquired property, including any assets or Capital Stock of any subsequently formed or acquired Subsidiary, if such original Lien included such property or assets as collateral);

(xvii) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business;

(xviii) leases or subleases granted to third Persons in ordinary course of business consistent with past practices not interfering with the ordinary course of business of the Company or its Restricted Subsidiaries;

(xix) deposits made in the ordinary course of business to secure liability to insurance carriers, and Liens on the proceeds of insurance granted to insurance carriers solely to secure the payment of financed premiums;

(xx) Liens in favor of a trustee under any indenture securing amounts due to the trustee in connection with its services under such indenture;

(xxi) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business;

(xxii) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $15.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

(xxiii) any attachment or judgment Lien not constituting an Event of Default under clause (vi) of the first paragraph of the section described under the caption “— Events of Default and Remedies”;

(xxiv) Liens securing Hedging Obligations related to Indebtedness permitted under the Indenture; and

(xxv) Liens of the Company and any Restricted Subsidiary securing Indebtedness under Credit Facilities that are permitted by the terms of the Indenture.
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued and unpaid interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of all expenses and premiums incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or a Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded. Notwithstanding the foregoing, any Indebtedness incurred under Credit Facilities pursuant to covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” shall be subject to the refinancing provisions of the definition of Credit Facilities and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness.
      “Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
      “Purchase Money Indebtedness” of a Person means any Indebtedness represented by Capital Lease Obligations, mortgage or construction financings, purchase money obligations or Acquired Debt, in each case incurred for the purpose of financing all or any part of the purchase price, acquisition cost or cost of construction or improvement of property, plant or equipment used in the Permitted Business of such Person and acquired, constructed or improved after the Issue Date.
      “Regulation S” means Regulation S promulgated under the Securities Act.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of the referenced Person that is not an Unrestricted Subsidiary; provided that, on the Issue Date, all Subsidiaries of the Company shall be Restricted Subsidiaries of the Company.
      “Rule 144A” means Rule 144A promulgated under the Securities Act.

      “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., or any successor rating agency.
      “Senior Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries, at the time any determination is to be made, in an amount equal to the sum of:

(i) all Indebtedness of the Company and its Restricted Subsidiaries outstanding under Credit Facilities and Hedging Obligations related thereto at such time; and

(ii) all other outstanding Indebtedness of the Company or any of its Restricted Subsidiaries, unless the instrument under which such Indebtedness is incurred expressly provides that such Indebtedness is subordinated to the notes or Subsidiary Guarantees, if applicable.
      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subordinated Indebtedness” means any Indebtedness of the Company which is subordinated in right of payment to the notes.
      “Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or an entity described in clause (i) and related to such Person or (b) the only general partners of which are such Person or of one or more entities described in clause (i) and related to such Person (or any combination thereof).
      “Subsidiary Guarantee” means the guarantee of the notes by any Guarantors pursuant to the Indenture and a supplemental indenture entered into in accordance with the covenant described above under the caption “— Subsidiary Guarantees.”
      “Total Assets” of the Company means the Company’s and its Restricted Subsidiaries total consolidated assets, as shown on the Company’s and its Restricted Subsidiaries’ most recent consolidated balance sheet.
      “Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to July 15, 2009; provided, however, that if the period from the Redemption Date to July 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
      “Unrestricted Subsidiary” means any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors as certified in an Officer’s Certificate delivered to the Trustee, but only to the extent that such Subsidiary at the time of designation and thereafter: (a) has no Indebtedness other than Non-Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the

Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained, in light of all the circumstances, at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such Persons to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) do not own any Capital Stock of or own or hold any Lien on any property of, the Company or any Restricted Subsidiary of the Company.
      “Voting Securities” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
General
      This section summarizes certain material U.S. federal income tax consequences to holders of notes. The discussion is limited in the following ways:

•	The discussion applies to you only if you bought Old Notes in the initial offering and you exchange them for the Exchange Notes in the exchange offer.

•	The discussion applies to you only if you hold your notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, a partnership or other pass-through entity, an insurance company, a regulated investment company, an expatriate, a dealer in securities or currencies, a person holding the notes as a hedge against currency risks, as a position in a “straddle” or “integrated transaction” or as part of a “hedging” or “conversion” transaction for tax purposes, or a person whose functional currency is not the U.S. Dollar.

•	The discussion is included for general information only and does not address tax consequences that depend upon your particular tax situation.

•	The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, and published rulings and judicial decisions now in effect. Those authorities may be changed, possibly with retroactive effect, in which case the U.S. federal income tax consequences may be different from those discussed below.

•	The discussion does not address state, local or foreign law or any federal tax consequences other than income tax consequences (except for the limited discussion of certain federal estate tax consequences to non-U.S. holders).

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.
      A “U.S. holder” means a beneficial owner of a note that is for federal income tax purposes: (i) a citizen or resident of the U.S., (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that was in existence on August 20, 1996 and that has elected to be treated as a U.S. person. A “non-U.S. holder” refers to any beneficial owner of a note who or which is a non-resident alien, corporation, estate or trust that is not a U.S. holder.
      If you are considering exchanging your Old Notes for the Exchange Notes, we urge you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes and the application of the U.S. federal income tax laws to your particular situation.
U.S. Holders

Taxation of interest
      If you are a U.S. holder, you will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle you to receive payments other than fixed periodic interest that exceed the issue price of the instrument, you might be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe, and this disclosure assumes, that the notes will not be issued with original issue discount.

Sale, exchange, redemption or other taxable disposition of notes
      On the sale, exchange, redemption, or other taxable disposition of your Exchange Note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest not previously includible in income, which will be taxable as ordinary income) and your adjusted tax basis in the Exchange Note.

•	Your adjusted tax basis in an Exchange Note generally will equal the cost to you of the Old Note.

•	Your gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if you held the Exchange Note for more than one year. For purposes of determining whether the Exchange Note has been held for more than one year, the time period in which the Old Notes exchanged therefor will be included in the determination. For an individual, the maximum tax rate on long-term capital gains is 15%. The deductibility of capital losses is subject to limitations.
Non-U.S. holders

Withholding tax on payments of principal and interest on notes
      Generally, if you are a non-U.S. holder, payments of principal and interest on an Exchange Note that are not effectively connected with your conduct of a trade or business in the U.S. will not be subject to U.S. federal withholding tax (at a rate of 30% or a lower rate under an applicable treaty), provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

•	you are not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	either

•	you are the beneficial owner of the Exchange Note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on a signed IRS Form W-8BEN (or a suitable substitute form), or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from you by it or by a financial institution between it and you and furnishes the payor with a copy thereof.
      You will not be subject to U.S. federal withholding tax on payments of interest on an Exchange Note if such interest is effectively connected with your conduct of a trade or business in the U.S. (and if a tax treaty applies, is attributable to a U.S. permanent establishment) and you provide us or our paying agent with a properly executed IRS Form W-8ECI (or a suitable substitute form). In such case, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to such interest payments on an Exchange Note. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax at a rate of 30% (or lower applicable tax treaty rate).

Gain on taxable disposition of the notes
      You will not be subject to U.S. federal withholding tax on gain realized on the disposition of an Exchange Note. Additionally, you generally will not be subject to U.S. federal income tax on gain realized on the disposition of an Exchange Note (except with respect to accrued and unpaid interest not previously includible in income, which would be taxable as described above), unless:

•	you are an individual present in the U.S. for 183 days or more in the year of such disposition and certain other requirements are met, in which case you will be subject to a 30% U.S. federal income tax (or lower applicable tax treaty rate) on the excess of such gains plus all other U.S. source capital gains for the same taxable year over your U.S. source capital losses for such taxable year; or

•	the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if a tax treaty applies, is attributable to a U.S. permanent establishment), in which case, except to the extent otherwise provided under an applicable tax treaty, such gain generally will be taxed on a net income basis in the same manner as a U.S. holder with respect to such gain on disposition of an Exchange Note. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax at a rate of 30% (or lower applicable tax treaty rate).

U.S. federal estate tax
      If you are an individual non-U.S. holder, your notes will not be subject to U.S. federal estate tax when you die, provided that, at your death, payments on the notes were not effectively connected with the conduct of a trade or business that you were conducting in the United States and you did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote.
      The U.S. federal estate tax was repealed in June 2001; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.
Exchange Offer and Liquidated Damages
      The exchange of Old Notes for the Exchange Notes registered under the Securities Act should not constitute a taxable exchange. As a result:

•	you should not recognize a taxable gain or loss as a result of exchanging your notes for the exchange notes;

•	the holding period of the exchange notes you receive should include the holding period of the notes you exchange; and

•	the adjusted tax basis of the exchange notes you receive should be the same as the adjusted tax basis of the notes you exchanged determined immediately before the exchange.
      We believe that the likelihood that additional amounts will become payable due to a failure to register the exchange notes is remote. Accordingly, we intend to take the position that if such additional amounts become payable, such amounts will be taxable to a U.S. holder as ordinary income in accordance with such holder’s method of accounting for U.S. federal income tax purposes. However, the IRS may take a different position, which could affect the timing of a U.S. holder’s recognition of income.
      We believe that a non-U.S. holder will not be subject to U.S. federal withholding on such additional amounts if the non-U.S. holder is not subject to U.S. federal withholding tax on interest under the rules described above. The IRS may also take a different position, which could affect the amount of the payment you receive.
Backup Withholding and Information Reporting

U.S. holders
      Information reporting will apply to payments of interest or principal made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain non-corporate U.S. holders, and backup withholding, currently at a rate of 28%, may apply if such U.S. holder is not otherwise exempt and such U.S. holder: (1) fails to furnish its taxpayer identification number (“TIN”) (which, for an individual, is ordinarily his or her social security number); (2) furnishes an incorrect TIN; (3) is notified by the IRS that it has failed to properly report payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders
      Backup withholding and information reporting will not apply to payments of principal and interest on the notes by us or our agent to a non-U.S. holder provided the non-U.S. holder provides the certification described above under “— Non-U.S. holders — Withholding tax on payments of principal and interest on notes” or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a non-U.S. holder may, however, be reported to the IRS and to such non-U.S. holder.
      Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a foreign broker that does not have certain enumerated relationships with the United States. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a broker if the broker

•	is a U.S. person,

•	derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

•	is a “controlled foreign corporation” for U.S. federal income tax purposes, or

•	is a foreign partnership that at any time during its taxable year is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business,

unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption.
      Payment of the proceeds of a sale of notes by a U.S. office of a broker will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury by providing an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION
      A broker-dealer that holds Old Notes for its own account as a result of market-making or other trading activities (other than Old Notes acquired directly from us or our affiliates) may exchange them for Exchange Notes in the exchange offer, but must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. The SEC has taken the position that a broker-dealer may use this prospectus, as it may be changed from time to time, for these resales. A broker-dealer may not use this prospectus for a resale of original sale Old Notes purchased from us in the original sale of Old Notes.
      We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Broker-dealers may sell Exchange Notes received for their own account in the exchange offer from time to time in one or more transactions in the over- the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of these methods of resale. It may sell them at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. A broker-dealer may resell these Exchange Notes directly to a purchaser or to or through brokers or dealers. That broker or dealer may receive a payment from the reselling broker-dealer or the purchaser for helping with the sale.
      Any broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer, and any broker or dealer that participates in a distribution of the Exchange Notes, may be an “underwriter” within the meaning of the Securities Act. If so, any profit on any resale of Exchange Notes, and any payments received by any person, may be considered underwriting compensation under the Securities Act. The letter of transmittal states that a broker-dealer that acknowledges that it will deliver, and delivers a prospectus will not be deemed to have admitted that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of up to 270 days, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resales.
      We will not make any payment to brokers, dealers or others who ask you to participate in the exchange offer. We have agreed, however, to pay all costs to comply with the registration rights agreement, including:

•	all registration and filing fees and expenses,

•	all costs to comply with securities laws,

•	all printing expenses, and

•	all costs of our lawyers and accountants.
      In addition, we have agreed to reimburse the initial purchasers of the Old Notes and holders who are tendering Old Notes in the exchange offer or following this “Plan of Distribution,” as a group, for the reasonable costs of not more than one lawyer. We have agreed to pay the holders of the Old Notes for losses specified in the registration rights agreement. This includes some losses that may arise under the Securities Act.
      We can make no assurance about the liquidity of, or the trading market for, the Exchange Notes. We do not intend to list the Exchange Notes on any national exchange or to seek the admission of the Exchange Notes to trading in the Nasdaq Stock Market’s National Market System. We have been advised by the initial purchasers that they currently intend to make a market in the Exchange Notes. The initial purchasers are not obligated to do so, however, and any market-making activities will be subject to the limits imposed by the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statement. See “Risk Factors — Risks Relating to the Exchange Offer — If you do not exchange your Old Notes, they may be difficult to resell.”

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.
Representations of Purchasers
      By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

1. the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

2. where required by law, the purchaser is purchasing as principal and not as agent; and

3. the purchaser has reviewed the text above under Resale Restrictions.
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, a purchaser who purchases a note offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
      The validity of the Exchange Notes offered hereby will be passed upon for us by Strasburger & Price, L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements of GulfMark Offshore, Inc. and subsidiaries appearing in GulfMark Offshore, Inc.’s Annual Report (Form 10-K/ A) for the year ended December 31, 2004 and GulfMark Offshore, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We are “incorporating by reference” into this prospectus certain information that we have filed or may file with the SEC pursuant to the Securities Exchange Act of 1934, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except to the extent modified or superceded, as described below. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. Those documents contain important information about us and our finances.

•	Our Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2004 filed on April 26, 2005.

•	Our Proxy Statement on Schedule 14A filed on April 21, 2005.

•	Our Current Reports on Form 8-K filed on January 28, 2005 and April 1, 2005.

•	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.
      Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC on or after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.
      Upon your written or oral request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at: 10111 Richmond Ave., Suite 340, Houston, TX 77042, Attention: Secretary, (713) 963-9522.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-4 under the Securities Act to register this exchange offer. This prospectus is a part of that registration statement. the SEC does not require the prospectus to have all of the information included in the registration statement or the exhibits to the registration statement, and you should read the documents which are filed as exhibits or schedules to the registration statement or otherwise filed with the SEC and incorporated by reference herein. You will find additional information about us and the Exchange Notes in the registration statement.
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Our website is www.gulfmark.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this prospectus or made a part hereof for any purpose.
      While any Old Notes remain outstanding, we will make available, upon request, to any holder and any prospective purchaser thereof the information required by Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such request should be directed to GulfMark Offshore, Inc., 10111 Richmond Ave., Suite 340, Houston, TX 77042, Attention: Secretary, (713) 963-9522.

GLOSSARY OF SELECTED INDUSTRY TERMS
      AHTS. See Anchor Handling, Towing and Supply Vessels.
      Anchor Handling, Towing and Supply Vessels. These vessels are typically 150’ to 175’ in length and are used to set anchors for the rigs and to tow mobile drilling rigs and equipment from one location to another. In addition, these vessels typically can be used as supply vessels when they are not performing anchor handling and towing services.
      Bareboat Charter. A charter contract whereby the vessel is chartered without crew, stores or maintenance support, “the bare hull,” for a fixed time period. The contract results in the charterer being treated as the “disponet owner” for the full duration of the charter.
      Below Deck Capacity. The capacity of the tanks located below the deck of a vessel which are used to carry various liquid and powdered products utilized in production and drilling activities such as gas oil, potable water, drilling muds and powdered cement.
      BHP. See Brake Horsepower.
      Brake Horsepower. The horsepower made available by an engine for driving machinery other than itself. It is the highest continuous horsepower output an engine develops.
      Charter. A maritime contract for the hire of a vessel.
      Classification Society. A member of the IACS (International Association of Classification Societies) generally accepted for providing classification services on behalf of governments. The societies are generally recognized as establishing that ships classified are built and maintained within certain established standards. We have ships built under ABS (American Bureau of Shipping), DNV (Det Norske Veritas) and LR (Lloyds Register of Shipping) classification.
      Construction Support Vessels. These vessels can be vessels used in the actual construction effort, such as pipe laying barges, or they can be specially designed vessels, such as pipe carriers, used to transport the large cargos of material and supplies required to support construction and installation of offshore platforms and pipelines.
      Crew. See Crewboats.
      Crewboats. Crewboats transport personnel and cargo to and from production platforms and rigs. Older crewboats, early 1980s built, are typically 100’ to 120’ ft. in length and are generally designed for speed to transport personnel. Newer crewboat designs are generally larger, 130’ to 185’ ft. in length, and have greater cargo carrying capacities. They are used primarily to transport cargo on a time sensitive basis.
      Day Rate. Total charter revenues divided by number of days worked.
      Deadweight Tons. A measurement of the carrying capacity of a vessel, calculated as the difference between the amount of water displaced by the unloaded vessel and that displaced by the fully loaded vessel.
      Drydocking. The process whereby a vessel is removed from the water to accomplish repairs and complete classification inspection requirements. With the exception of crewboats and vessels more than 20 years of age that are generally drydocked more frequently, drydocks are required twice during the five-year classification cycle. The time period of a drydocking differs based on type and age of vessel and extent of survey and repairs needed.
      DWT. See Deadweight Tons.
      Dynamic Positioning. An enhanced maneuvering and control system that will hold a vessel on station despite sea and weather conditions.
      Floating Production, Storage and Offloading Vessels. Vessels (typically converted crude oil tankers) configured and equipped to permit hydrocarbon production to be processed, stored and offloaded, usually to ocean going tankers for export but in some instances to local structures. These vessels are most often used in areas where no pipelines or other infrastructure exists such as deep water regions and offshore lesser-developed countries.
      FPSO. See Floating Production, Storage and Offloading Vessels.
      Full Production Horizon Contract. See Life of Field Contracts.
      Large Platform Supply Vessels. These PSVs are well suited for large areas with a concentration of offshore production platforms because of their large, clear after deck and below deck capacities.
      LgPSVs. See Large Platform Supply Vessels.
      Life of Field Contract. A charter, the term of which is tied to a production facility’s lifespan.
      Long-term Charter. A charter with an initial term exceeding six months.
      Moon Pool. A structural modification in the hull of a vessel which provides an opening allowing direct access to the sea. Moon pools are typically used to launch and deploy ROVs or divers, or otherwise to allow entry and exit from the water with some protection from wave action.
      Oil Spill Response Vessels. Oil spill response vessels are specially equipped to respond to oil spill emergencies.
      On Deck Capacity. The amount of deck area on to which cargo can be loaded on a vessel. The on deck capacity of a vessel is restricted by the weight and dimensions of the total amount of cargo carried.
      Pemex. See Pemex Exploration and Production.
      Pemex Exploration and Production. An affiliate of the Mexican national oil company.
      Petrobras. See Petróleo Brasiliero S.A.
      Petróleo Brasiliero S.A. The Brazilian national oil company.
      Platform Supply Vessels. These vessels are used to serve drilling and production facilities and support offshore construction and maintenance work. They are utilized for their cargo handling capabilities, particularly their large capacity and versatility.
      PSVs. See Platform Supply Vessels.
      Rates Per Day. See Day Rate.
      Remotely Operated Vehicle. An unmanned submersible craft which is used for underwater construction, inspection and searches. It is controlled from the launching vessel by umbilical controls and is “flown” through the water by a trained technician who utilizes thrusters and cameras.
      ROV. See Remotely Operated Vehicle.
      Short-term Charter. A charter with an initial term of six months or less.
      Specialty Vessels. These vessels generally have special features to meet the requirements of specific jobs. The special features include large deck spaces, high electrical generating capacities, slow controlled speed and varied propulsion thruster configurations, extra berthing facilities and long range capabilities. These vessels are primarily used for support of FPSOs, diving operations, ROVs, survey operations and seismic data gathering, as well as well stimulation oil recovery and oil pollution control.
      SpV. See Specialty Vessels.
      Stby. See Standby Rescue Vessels.
      Standby Rescue Vessels. These vessels perform safety patrol functions for an area and are equipped for all manned locations in the UK sector of the North Sea. They typically remain on station to provide a safety backup to offshore rigs and production facilities and carry special equipment to rescue personnel, are equipped to provide first aid and shelter and, in some cases, also function as supply vessels.
      Time Charter. The hire of a fully operational ship for a specified period of time; the shipowner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage.
      Utility Vessels. These vessels are typically 90’ to 150’ in length and are used to provide limited crew transportation, some transportation of oilfield support equipment and, in some locations, standby functions.
      Utilization. Total days for which charter hire is earned divided by calendar days in the periods adjusted for part-year availability caused by vessel additions or dispositions.
      UT 719-2. A SpV design developed by Norwegian design and construction firm Ulstein (now Rolls Royce). The vessel is constructed to provide specialty functions including tanker assistance, oil spill response, and firefighting and anchor handling capabilities. The vessel is equipped with dynamic positioning and cargo carrying capabilities of a typical North Sea supply vessel.
      UT 722L. A high specification AHTS vessel design developed by Norwegian design and construction firm Ulstein (now Rolls Royce). The vessel is a large, high horsepower vessel with a heavy-duty winch and cargo capacity to allow the vessel to be used in standard supply functions, as well as anchor handling.
      UT 745. A large supply vessel design developed by Norwegian design and construction firm Ulstein (now Rolls Royce). The vessel has a large clear deck for cargo carriage, computer controlled pumping and delivery systems with extensive potential for modification for use in a variety of supply and construction support functions.
      UT 755. A supply vessel design developed by Norwegian design and construction firm Ulstein (now Rolls Royce). Defined in the North Sea as a medium sized vessel, it fits the definition of a large supply vessel. The vessel has high cargo to size ratio, computer controlled pumping and delivery systems, flexibility to add additional accommodation or specialty equipment, circular product tanks for ease of cleaning, large product capacities and improved maneuvering capability to maximize effective working periods alongside installations.
      UT 755L. A lengthened UT 755 equipped with a moon pool.

GulfMark Offshore, Inc.
Offer to Exchange
7 3/4% Senior Notes due 2014 (the Old Notes)
for all
7 3/4% Senior Notes due 2014 (the Exchange Notes)
($160,000,000 principal amount outstanding)

PROSPECTUS
May 10, 2005

       Each broker-dealer that receives Exchange Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus when reselling these Exchange Notes. A broker-dealer that does so will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus to resell Exchange Notes that it received in exchange for Old Notes acquired through market-making activities or other trading activities. We have agreed to make this prospectus available to these broker-dealers for up to 270 days.